SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ACTEL CORPORATION

(Name of Subject Company)

ACTEL CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004934105

(CUSIP Number of Class of Securities)

John C. East

President and Chief Executive Officer

Actel Corporation

2061 Stierlin Court

Mountain View, California 94043-4655

(650) 318-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Julia Reigel, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is Actel Corporation, a California corporation (“Actel”). The address of Actel’s principal executive office is 2061 Stierlin Court, Mountain View, California 94043-4655 and the telephone number of Actel’s principal executive office is (650) 318-4200.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the common stock, $0.001 par value per share, and the associated Rights (as defined below) of Actel (the “Shares” or the “Common Stock”). As of the close of business on September 30, 2010, there were (i) 25,916,764 Shares issued and outstanding, (ii) 5,153,974 Shares subject to outstanding options to acquire Shares (“Company Common Stock Options”), of which Company Common Stock Options to purchase 4,333,124 Shares were exercisable, (iii) 328,869 Shares subject to restricted stock units of Actel (“Company RSUs”) were outstanding, (iv) stock appreciation rights subject to 6,519,680 Shares (“Company SARs”), of which 61,767 Company SARs were vested and (vi) 6,519,680 Shares reserved for future issuance under Actel’s employee stock purchase plan.

Item 2.	Identity and Background of Filing Person.

Name and Address. Actel is the person filing this Statement. The information about Actel’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. Actel’s website address is www.actel.com. The information on Actel’s website should not be considered a part of this Statement.

Tender Offer and Merger. This Statement relates to the tender offer by Artful Acquisition Corp., a California corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Microsemi”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Microsemi with the Securities and Exchange Commission (the “SEC”) on October 4, 2010, and pursuant to which Purchaser is offering to purchase in a cash tender offer (the “Offer”) all outstanding Shares together with the associated preferred stock purchase rights (the “Rights”) issued in connection with and subject to the Preferred Stock Rights Agreement, dated October 17, 2003 (as amended by Amendment No. 1, dated as of October 2, 2010, the “Rights Agreement”), between Actel and Wells Fargo Bank, N.A. (which Rights together with the shares of Common Stock are hereinafter collectively referred to as the “Shares”), or such reduced amount of Shares as described below, at a price of $20.88 per Share, net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 2, 2010 (as such agreement may be amended from time to time, the “Merger Agreement”), among Microsemi, Purchaser and Actel. The consummation of the Offer will be conditioned on (i) the satisfaction of the “Minimum Condition” (as described below), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of any other required consents or approvals of any governmental authority of competent jurisdiction, under foreign antitrust laws and (iii) other customary conditions. The “Minimum Condition” requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn a number of Shares that represents at least a majority of then issued and outstanding Shares. The Offer is not subject to any financing condition.

If, at any expiration date of the Offer, all of the conditions to the consummation of the Offer (including the Minimum Condition) have been satisfied or waived, but the number of Shares validly tendered in the Offer and not properly withdrawn is less than that number of Shares which, when added to the number of Shares that may be issued pursuant to the Top-Up Option (as defined below) in compliance with the Merger Agreement, would represent at least one Share more than the Short-Form Merger Threshold (as defined below), then upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser may elect to reduce the Minimum Condition to such number of Shares such that following the purchase of Shares in the Offer, Microsemi and its wholly owned subsidiaries, including Purchaser, would own 49.9% of the then-outstanding Shares (the “Reduced Purchase Amount”) and purchase, on a pro rata basis based on the Shares actually deposited in the Offer by each such holder of Shares, Shares representing the Reduced Purchase Amount.

The Merger Agreement provides, among other things, that as soon as possible following the successful consummation of the Offer and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the California General Corporation Law (the “CGCL”), Purchaser will merge with and into Actel (the “Merger”). Following the consummation of the Merger, Actel will continue as the surviving corporation and a wholly owned subsidiary of Microsemi (the “Surviving Corporation”). As of the effective time of the Merger (the “Effective Time” each Share that is not validly tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by Actel, Microsemi, Microsemi’s subsidiaries or Purchaser or Shares held by shareholders, if any, who properly exercise their appraisal rights under the CGCL), without interest thereon and less certain applicable taxes.

If Purchaser holds, together with all Shares held by Microsemi, at least 90% of the then outstanding Shares (the “Short-Form Merger Threshold”) following the successful consummation of the Offer, then Microsemi and Purchaser will consummate the Merger pursuant to the short form merger procedures under the CGCL as soon as practicable following the consummation of the Offer without a vote or any further action by the holders of the Shares.

Actel has granted Microsemi an irrevocable option (the “Top-Up Option”) exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per Share equal to the Offer Price, that number of newly issued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares collectively owned by Microsemi or Purchaser at the time of exercise of the Top-Up Option (excluding Shares tendered in the Offer pursuant to guaranteed delivery instructions as to which delivery instructions as to which delivery has not been completed at the time of exercise of the Top-Up Option), constitutes one Share more than 90% of the sum of (i) the then outstanding Shares plus (ii) a number equal to the number of Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights including Company RSUs, Company SARs, Company Stock Options and Shares to be issued pursuant to the ESPP, in each case, which are convertible or exercisable prior to the date that is 10 business days after such exercise and the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option will not be exercisable for Shares in excess of the number of Shares authorized and unissued or held in the treasury of Actel. The Top-Up Option is not exercisable unless, immediately after such exercise and the issuance of Shares, Purchaser, together with Microsemi would hold one Share more than the Short-Form Merger Threshold.

If immediately following the successful consummation of the Offer and assuming exercise in full of the Top-Up Option, Microsemi, Purchaser and their respective wholly owned subsidiaries would own less than 90% of the Shares then outstanding (after giving effect to the exercise in full of the Top-Up Option), Purchaser may, but is not required to, in order to seek additional Shares and facilitate the consummation of the Merger using such short form merger procedures, provide for a “subsequent offering period” (and one or more extensions thereof) under federal securities law and in accordance with the Merger Agreement following such successful consummation of the Offer of not less than three nor more than 20 business days in the aggregate.

If Purchaser holds, together with all Shares held by Microsemi, less than 90% of the then outstanding Shares following the successful consummation of the Offer (and the “subsequent offering period” provided by Purchaser, if any, and the exercise, if permitted under the Merger Agreement, of the Top Up Option described above), Microsemi and Actel must obtain the approval of Actel’s shareholders holding a majority of the outstanding Shares to adopt the Merger Agreement prior to consummating the Merger. In this event, Actel has agreed to call and convene a shareholder meeting to obtain this approval, and Purchaser will vote all Shares it acquires pursuant to the Offer in favor of the adoption of the Merger Agreement.

Representation on the Actel Board of Directors. The Merger Agreement provides that, effective upon the date of acceptance for payment of Shares validly tendered pursuant to the Offer and not properly withdrawn (the “Acceptance Time”), Microsemi will be entitled to designate a number of directors, rounded up to the next whole number, on the Actel Board equal to the product of the total number of directors on the Actel Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares beneficially owned by Microsemi and/or Purchaser following such purchase bears to the total number of Shares outstanding, and Actel will cause Microsemi’s designees to be elected or appointed as directors of Actel, including by increasing the size of the Actel Board and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, at least two of Actel’s current directors who are not employees of Actel and who are not officers, directors, employees, or designees of Microsemi or Purchaser or any of their affiliates shall remain members of the Actel Board until the Effective Time in accordance with the terms of the Merger Agreement.

The treatment of Actel’s outstanding equity awards under the terms of the Merger Agreement is described below in Item 3 “Past Contacts, Transactions, Negotiations and Agreements”. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

The Merger Agreement governs the contractual rights among Actel, Microsemi and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Actel’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Actel or Microsemi in Actel’s or Microsemi’s public reports filed with the SEC. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Actel in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Actel, Microsemi and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Actel, Microsemi or Purchaser.

As set forth in the Offer to Purchase, the Purchaser’s and Microsemi’s principal executive offices are located at 2381 Morse Avenue, Irvine, California, 92614, and the telephone number of their principal executive offices is (949) 221-7100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between Actel or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of Actel, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between Actel or its affiliates and (i) Actel’s executive officers, directors or affiliates or (ii) Purchaser, Microsemi or their respective executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of Actel.

Interests of Certain Persons. Certain members of management and Actel’s board of directors (the “Actel Board” or the “Actel Board of Directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Actel shareholders, generally. These interests may create potential conflicts of interest. The Actel Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of Actel for the purposes of determining the entitlements due to executive officers and directors of Actel relating to certain severance and other benefits.

Cash Consideration Payable Pursuant to the Offer

Cash Consideration for Shares: If Actel’s directors and executive officers were to tender any shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of Actel. As of September 30, 2010, Actel’s directors and executive officers owned 260,875 shares in the aggregate (excluding Company Common Stock Options to purchase shares, Company RSUs and Company SARs). If the directors and executive officers were to tender all of their shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Microsemi and Purchaser, the directors and executive officers would receive an aggregate of $5,447,070 in cash.

Cash Consideration for Company Common Stock Options: As of September 30, 2010, Actel’s directors and executive officers held Company Common Stock Options to purchase 2,446,500 shares in the aggregate, 2,182,181 of which were vested and exercisable as of that date, with exercise prices ranging from $11.05 to $31.00 and an aggregate weighted average exercise price of $16.1203 per share. Pursuant to, and as described further in, the Merger Agreement, each stock option to purchase Shares outstanding immediately prior to the Effective Time that is held by (x) an employee of Actel or any Actel subsidiary who (i) at the Effective Time, continues their employment with Actel, the surviving corporation, Microsemi or any of their respective subsidiaries, or (ii) remains or becomes at the Effective Time an employee of Actel as required by applicable law (a “Continuing Employee”) or (y) a non-employee service provider of Actel or any Actel subsidiary who, at the Effective Time, continues their service with Actel, the surviving corporation, Microsemi or any of their respective subsidiaries, other than any Actel director not employed by Actel and other than any such service providers who are ineligible to be included on a registration statement filed by Microsemi on Form S-8 (a “Continuing Service Provider”) will be assumed by Microsemi (a “Continuing Option”) and subject to the same terms and conditions of such Company Common Stock Option immediately prior to Microsemi’s assumption, except that the Company Common Stock Option will be exercisable for a proportionate number of shares of common stock of Microsemi and the Company Common Stock Options’ exercise price shall be adjusted, in each case pursuant to the Internal Revenue Code of 1986, as amended (the “Code”).

Each Company Common Stock Option outstanding immediately prior to the Effective Time that is not a Continuing Option (a “Terminating Option”) shall, to the extent not theretofore exercised, in each case be cancelled at the Effective Time. Each Terminating Option that is vested and exercisable at the Effective Time (after giving effect to any accelerated vesting occurring in connection with the transactions contemplated by the Merger Agreement, the Management Continuity Agreements (as defined below), and/or the holder’s termination of employment on or prior to the Effective Time) and has a per-share exercise price that is less than the Offer Price shall be converted automatically into the right to receive, as soon as practicable after the Effective Time, an amount of cash determined by multiplying (x) the excess, if any, of the Offer Price over the applicable per-share exercise price of such Terminating Option by (y) the number of Shares subject to such Terminating Option, less applicable deductions and withholdings. As a result, based on the Company Common Stock Options held on September 30, 2010, if all Company Common Stock Options held by them were Terminating Options, the Actel executive officers and directors would be entitled to receive an aggregate of $51,082,920 (net of the applicable exercise price, but not taking into consideration taxes and other withholdings).

Cash Consideration for Company RSUs: As of September 30, 2010, Actel’s directors and executive officers held Company RSUs covering 106,600 shares in the aggregate. Pursuant to, and as described further in, the Merger Agreement, each Company RSU that is outstanding and unvested at the Effective Time and held by a Continuing Employee or Continuing Service Provider will be assumed by Microsemi (a “Continuing RSU”) and subject to the same terms and conditions of such Company RSU immediately prior to Microsemi’s assumption, except that the Continuing RSU will cover a proportionate number of shares of common stock of Microsemi. Each Company RSU (or any portion thereof) that vests and becomes settlable by its terms at the Effective Time will not be assumed but will instead be converted into the right to receive, in exchange for the cancellation of such Company RSU (or portion thereof), an amount in cash, without interest, equal to the Offer Price multiplied by the number of Shares subject to such Company RSU (or settlable portion thereof) immediately prior to the Effective Time, less applicable deductions and withholding.

Each Company RSU that is outstanding immediately prior to the Effective Time that is not a Continuing RSU (a “Terminating RSU”) shall in each case be cancelled at the Effective Time. Each holder of a Terminating RSU that is vested at the Effective Time (after giving effect to any accelerated vesting occurring in connection with the Transactions and/or the holder’s termination of employment on or prior to the Effective Time) shall be eligible to receive as soon as practicable after the Effective Time (or, to the extent required in order to avoid the holder becoming subject to any tax, penalty or interest under Section 409A of the Code), the earliest payment date provided for in the terms and conditions of the Terminating RSU) an amount in cash (without interest) equal to (A) the Offer Price multiplied by (B) the number of Shares subject to each Terminating RSU, less all applicable deductions and withholdings required by law. Terminating Company RSUs that are not vested at the Effective Time shall be automatically cancelled for no consideration at the Effective Time. As a result, based on the number of Company RSUs to purchase shares held on September 30, 2010 held by them, if all Company RSUs held by them were cashed out, the Actel executive officers and directors would be entitled to receive an aggregate of $2,225,808 (net of the applicable exercise price, but not taking into consideration taxes and other withholdings).

Cash Consideration for Company SARs: As of September 30, 2010, Actel’s directors and executive officers held Company SARs representing 726,750 Shares in the aggregate, 25,000 of which were vested and exercisable as of that date, with prices ranging from $10.86 to $15.30 and an aggregate weighted average exercise price of $10.86 per share. Pursuant to, and as described further in, the Merger Agreement, each Company SAR outstanding at the Effective Time that is held by Continuing Employee or Continuing Service Provider will be assumed by Microsemi (a “Continuing SAR”) and subject to the same terms and conditions, including the vesting restrictions of such Company SAR immediately prior to Microsemi’s assumption, except that the Company SAR will represent a proportionate number of shares of common stock of Microsemi and the Company SAR’s exercise price shall be adjusted accordingly.

Each Company SAR outstanding immediately prior to the Effective Time that is not a Continuing SAR (a “Terminating SAR”) shall in each case be cancelled at the Effective Time. Each Terminating SAR that is vested and exercisable at the Effective Time (after giving effect to any accelerated vesting occurring in connection with the transactions contemplated by the Merger Agreement and/or the holder’s termination of employment on or prior to the Effective Time) and has a per-share exercise price that is less than Offer Price shall be converted automatically into the right to receive, as soon as practicable after the Effective Time, an amount of cash determined by multiplying (x) the excess, if any, of the Offer Price over the applicable per-share exercise price of such Terminating SAR by (y) the number of Shares subject to such Terminating SAR, less applicable deductions and withholdings. Terminating SARs that are not vested and exercisable at the Effective Time (after giving effect to any accelerated vesting referred to above) will be automatically cancelled for no consideration at the Effective Time. As a result, based on the number of Company SARs held on September 30, 2010 by them, if all Company SARs held by them were cashed out, the Actel executive officers and directors would be entitled to receive an aggregate of $15,174,540 (net of the applicable exercise price, but not taking into consideration taxes and other withholdings).

Actel’s directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below and in the Information Statement, which is incorporated herein by reference. The Actel Board was aware of such agreements and arrangements and any actual or potential conflicts of interest and considered them along with other matters described below in Item 4 in making its recommendation.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change of control” applies, the consummation of the Offer would constitute a change of control.

Employment Agreements

John C. East, Chief Executive Officer, President and Director

Mr. East and Actel entered into a transition agreement dated February 2, 2010 (the “East Transition Agreement”). Under the East Transition Agreement, Mr. East resigned his employment and membership on the Actel Board effective upon the start date of Actel’s successor Chief Executive Officer, which was expected to be in 2010 (the “East Termination Date”). During the period between the signing of the Transition Agreement and the East Termination Date (the “East Employment Period”), Mr. East agreed to use his full business time and best efforts to fulfill his duties and responsibilities as Chief Executive Officer and President. During the East Employment Period, Mr. East continues to be compensated at his then-current base salary of $422,000 per year (the “East Base Salary”). At the end of the East Employment Period, all of Mr. East’s Company Common Stock Options and Company SARs with an exercise price in excess of $16 per share will terminate (the “East Cancelled Awards”).

As a result of the operation of the Merger Agreement, which provides for the Chief Executive Officer of the Purchaser to become the Chief Executive Officer of Actel at the Effective Time, the East Termination Date will be the date of the closing of the Merger. During the period from the East Termination Date until August 2, 2011 (the “East Consulting Period”), Mr. East agreed to provide ongoing consulting advice, at mutually agreed upon and convenient times, as needed by Actel. His consulting duties may include assisting Actel’s new Chief Executive Officer or such other duties as are reasonably requested of Mr. East by Actel’s new Chief Executive Officer or the Actel Board. During the East Consulting Period, Mr. East will be paid a monthly consulting fee at the same monthly rate as the East Base Salary and all of his Company Common Stock Options and Company SARs (other than the East Cancelled Awards) and Company RSUs will continue to vest on the same schedule as if Mr. East had remain employed with Actel. In addition, if Mr. East does not otherwise receive a 2010 annual bonus, he will be eligible to receive a 2010 annual bonus equal to the greater of (a) the annual bonus he would have received if he had remained employed as Chief Executive Officer and President through the date upon which the 2010 annual bonus is paid and (b) 13.6% of the East Base Salary.

At the end of the East Consulting Period, the remaining unvested Company Common Stock Options, Company SARs, and Company RSUs will become fully vested and all of his then-outstanding Company Common Stock Options and Company SARs will have their post-termination exercise period adjusted to the earlier of (i) the original maximum term of the Company Common Stock Option or Company SAR and (ii) the second anniversary of the East Termination Date. Mr. East will also be eligible to receive, at the end of the East Consulting Period, a pro-rated annual bonus for 2011 equal to 58% of his 2010 annual bonus payout (for example, if Mr. East’s 2010 annual bonus payout is $100,000, his 2011 pro-rated bonus payout would be $58,000).

In the event that Mr. East’s employment terminates prior to the East Termination Date due to (a) his death, (b) his Disability (as defined below), (c) a termination without Cause (as defined below) by Actel, or (d) his voluntary termination for Good Reason (as defined below), Mr. East or his estate will continue to receive payments, equity acceleration, and the extension of the post-termination exercise period of any then-outstanding Company Common Stock Options and Company SARs the same as if he had remained as a consultant through the end of the East Consulting Period. In the event of Mr. East’s death or Disability prior to the end of the East Consulting Period, Mr. East (or his estate) will continue to receive payments, equity acceleration, and the extension of the post-termination exercise period of any then outstanding Company Common Stock Options and Company SARs the same as if he had remained as a consultant through the end of the East Consulting Period. In the event that Mr. East materially breaches the East Transition Agreement during (but before the end of) the East Consulting Period, he will receive no further cash payments, equity vesting, or the extension of the post-termination exercise period of the then-outstanding Company Common Stock Options and Company SARs. For purposes of the East Transition Agreement:

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“Cause” is defined as (i) any act of personal dishonesty taken by Mr. East in connection with his responsibilities as an employee and intended to result in personal enrichment of Mr. East, (ii) the commission by Mr. East of a felony, (iii) a willful act by Mr. East that constitutes gross misconduct and is injurious to Actel, and (iv) continued violations by Mr. East of his obligations to Actel that are demonstrably willful and deliberate.

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“Disability” is defined as Mr. East being (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last for a continuous period of not less than 12 months or (ii) determined to be totally disabled by the Social Security Administration.

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“Good Reason” is defined as (i) a significant reduction in Mr. East’s duties, authority, or responsibilities, relative to Mr. East’s duties, authority, or responsibilities as in effect immediately prior to such reduction, without his express written consent; (ii) a reduction by Actel in the base salary of Mr. East as in effect immediately prior to such reduction (except pursuant to a reduction generally applicable to senior executives of Actel that does not exceed, individually or cumulatively, a 10% reduction from the initial base salary); (iii) a material reduction by Actel in the kind or level of employee benefits, including bonuses, to which Mr. East was entitled immediately prior to such reduction with the result that Mr. East’s overall benefits package is significantly reduced (other than a reduction generally applicable to senior executives of Actel); (iv) the relocation of Mr. East to a facility or a location more than 30 miles from Mr. East’s then-current location without his express written consent; or (v) the failure of Actel to obtain the assumption of the East Transition Agreement by any successor.

Maurice E. Carson, Executive Vice President and Chief Financial Officer

Actel and Mr. Carson entered into an employment agreement (the “Carson Employment Agreement”) under which he will be employed for a period of two years from August 17, 2009 (the “Carson Employment Term”). During the Carson Employment Term, Actel will pay Mr. Carson an annual salary of $332,000 and a bonus of 40% of the base salary he earns in 2009 and of at least 25% of the base salary he earns in 2010. Mr. Carson was also granted 160,000 Company SARs, at an exercise price per share equal to the fair market value of the Shares on the date of grant, that vest over four years.

In addition, as part of the regular equity grant process for 2010, Mr. Carson was granted 50,000 Company SARs and 10,000 Company RSUs, each of which will vest over four years in accordance with Actel’s standard vesting schedules.

Under the Carson Employment Agreement, Mr. Carson also received a signing bonus of $85,000. In addition, during the Carson Employment Term, Actel will reimburse Mr. Carson for reasonable moving expenses incurred by him and his family during their relocation to California, subject to the terms, definitions, and provisions of Actel’s standard relocation policy and acceptance. Mr. Carson is eligible to participate in the employee benefit and retention plans and policies maintained by Actel of general applicability to senior executives.

If Actel terminates Mr. Carson’s employment with Actel other than for Carson Cause (as defined below), death, or disability, then he will be entitled to (a) a lump sum payment equal to the his base salary for the remainder of the Carson Employment Term, (b) a lump sum payment of his guaranteed minimum bonuses for the remainder of the Carson Employment Term, (c) accelerated vesting of all outstanding equity awards due to vest during the remaining months of the Carson Employment Term, and (d) reimbursement, consistent with Actel’s normal expense reimbursement policies, for the payments he makes for COBRA coverage for the remainder of the Carson Employment Term. If Actel undergoes a Carson Change of Control (as defined below) during the Carson Employment Term and Actel or the successor corporation terminates Mr. Carson’s employment with Actel or successor corporation for other than Carson Cause, death, or disability, then Mr. Carson will be entitled to the same severance benefits described above, except that the treatment of his equity awards will be governed by his management continuity agreement. For purposes of the Carson Employment Agreement:

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“Carson Cause” is defined as (i) an act of dishonesty made by Mr. Carson in connection his responsibilities as an employee, (ii) his conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement, or any other act of moral turpitude, (iii) his gross misconduct, (iv) his unauthorized use or disclosure of any proprietary information or trade secrets of Actel or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with Actel; (v) his willful breach of any obligations under any written agreement or covenant with Actel; or (vi) his continued failure to perform his employment duties after Mr. Carson has received a written demand of performance from Actel.

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“Carson Change of Control” is defined as (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of Actel representing 50% or more of the total voting power represented by Actel’s then outstanding voting securities; or (ii) a change in the composition of the Actel Board occurring within a two-year period, as a result of which fewer than a majority of the directors are incumbent directors; or (iii) the date of the consummation of a merger or consolidation of Actel with any other corporation that has been approved by the shareholders of Actel, other than a merger or consolidation which would result in the voting securities of Actel outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of Actel or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of Actel approve a plan of complete liquidation of Actel; or (iv) the date of the consummation of the sale or disposition by Actel of all or substantially all Actel’s assets.

Anthony Farinaro, Vice President & General Manager of Design Services

Actel and Mr. Farinaro entered into an employment agreement dated November 20, 2001, as amended December 31, 2008 (the “Farinaro Employment Agreement”). Under the Farinaro Employment Agreement, in the event of Mr. Farinaro’s voluntary termination for Farinaro Good Reason (as defined below) or Actel’s failure to provide 12 months’ notice to Mr. Farinaro that he is being terminated without Farinaro Cause under the at-will provision of the Farinaro Employment Agreement, then, in exchange for Mr. Farinaro signing and not revoking a release of claims, Mr. Farinaro receives continued payments of base salary for a period equal to the remaining duration of what would have otherwise been the 12 month notice period, less applicable withholding. In addition, Actel will reimburse Mr. Farinaro for 12 months of medical and dental coverage under COBRA and pay one-half of Mr. Farinaro’s current year target bonus within 30 days of the effective date of the release of claims. For purposes of the Farinaro Employment Agreement:

•

“Farinaro Cause” is defined as (i) an act of dishonesty made by Mr. Farinaro in connection with Mr. Farinaro’s responsibilities as an employee, (ii) Mr. Farinaro’s conviction of, or pleas of nolo contendere to, a felony, (iii) Mr. Farinaro’s gross misconduct, or (iv) Mr. Farinaro’s continued substantial violations of his employment duties after Mr. Farinaro has received a written demand for performance from Actel which specifically sets forth the factual basis for Actel’s belief that Mr. Farinaro has not substantially performed his duties.

•

“Farinaro Good Reason” is defined as if before the end of Mr. Farinaro’s employment period, one or more of the following events shall occur (unless such event(s) applies generally to all senior management of Actel): (i) without Mr. Farinaro’s express written consent, the assignment to Mr. Farinaro of any duties or the reduction of Mr. Farinaro’s duties, either of which results in a significant diminution in Mr. Farinaro’s position or responsibilities with Actel in effect immediately prior to such assignment, or the removal of Mr. Farinaro from such position and responsibilities; (ii) a material reduction by Actel in the base salary of Mr. Farinaro as in effect immediately prior to such reduction; (iii) any material breach by Actel of any material provision of the Farinaro Employment Agreement. Notwithstanding the foregoing, Mr. Farinaro will not resign for Farinaro Good Reason without first providing Actel with written notice within 60 days of the event that Mr. Farinaro believes constitutes “Farinaro Good Reason” specifically identifying the acts or omissions constituting the grounds for Farinaro Good Reason and a reasonable cure period of not less than 30 days.

Retention Agreements

Management Continuity Agreements

Maurice E. Carson, Esmat Z. Hamdy, Jay A. Legenhausen, Fares N. Mubarak, Anthony Farinaro, Barbara L. MacArthur and David L. Van De Hey, entered into management continuity agreements with Actel (the “Management Continuity Agreements”). Actel has entered into Management Continuity Agreements with its executive officers since 1995. Under the Management Continuity Agreements, if an executive officer terminates as a result of on Involuntary Termination (as defined below) other than for Cause (as defined below), or such executive officer’s employment is terminated due to death of the executive officer, at any time following a Change of Control when the executive officer’s equity awards that were not fully vested on the date of a Change of Control (“Unvested Awards”) have not vested, then 100% of the executive officer’s Unvested Awards will become accelerated and the executive officer may exercise any Company Common Stock Option that was not fully exercised on the date of the Change of Control at any time within 12 months following the termination date (but in no event later than the expiration of the term of the Company Common Stock Option). For purposes of the Management Continuity Agreements:

•

“Cause” is defined as (i) any act of personal dishonesty taken by the executive officer in connection with his responsibilities as an employee and intended to result in substantial personal enrichment of the executive officer, (ii) the conviction of a felony, (iii) a willful act by the executive officer which constitutes gross misconduct and which is injurious to Actel, and (iv) following delivery to the executive officer of a written demand for performance from Actel which describes the basis for Actel’s belief that the executive officer has not substantially performed his duties, continued violations by the executive officer of the executive officer’s obligations to Actel which are demonstrably willful and deliberate on the executive officer’s part.

•

“Change of Control” means the occurrence of any of the following events after the effective date of the agreement: (i) any “person” is or becomes the “beneficial owner,” directly or indirectly, of securities of Actel representing 50% or more of the total voting power represented by Actel’s then outstanding voting securities; (ii) a change in the composition of the Actel Board occurring within a two-year period, as a result of which fewer than a majority of the directors are incumbent directors; (iii) the shareholders of Actel approve a merger or consolidation of Actel with any other corporation; (iv) the shareholders of Actel approve a plan of complete liquidation of Actel or an agreement for the sale or disposition by Actel of all or substantially all Actel’s assets.

•

“Involuntary Termination” is defined as (i) without the executive officer’s express written consent, a significant reduction in the executive officer’s duties, authority or responsibilities, relative to the executive officer’s duties, authority or responsibilities as in effect immediately prior to such reduction, or the assignment to executive officer’s of such reduced duties, authority or responsibilities; (ii) without the executive officer’s express written consent, a substantial reduction, without good business reasons, in the facilities and perquisites (including office space and location) available to the executive officer’s immediately prior to such reduction; (iii) a reduction by Actel in the base salary of the executive officer’s as in effect immediately prior to such reduction; (iv) a material reduction by Actel in the kind or level of employee benefits, including bonuses, to which the executive officer’s was entitled immediately prior to such reduction with the result that the executive officer’s overall benefits package is significantly reduced; (v) the relocation of the executive officer’s to a facility or a location more than 30 miles from the executive officer’s then present location, without the executive officer’s express written consent; (vi) any purported termination of the executive officer by Actel which is not effected for Disability or for Cause, or any purported termination for which the grounds relied upon are not valid; (vii) the failure of Actel to obtain the assumption of the agreement by any successors contemplated in the agreement; or (viii) any act or set of facts or circumstances which would, under California case law or statute, constitute a constructive termination of the executive officer.

Employee Retention Plan

Actel sponsors the Employee Retention Plan, which was adopted in 1995 and most recently amended and restated April 27, 2010 (the “Employee Retention Plan”). Each employee, who, as of the date of any Retention Change of Control (as defined below), holds outstanding and unvested Company equity awards will be a participant in the Employee Retention Plan. All Actel’s executive officers participate in the Employee Retention Plan. Under the Employee Retention Plan, if a participant remains employed with Actel or its acquirer six months following a Retention Change of Control, then the participant will be entitled to receive retention pay that has a fair market value, on the date of payment, equal to one-third of the Spread (as defined below) on such participant’s equity awards that were unvested as of the Retention Change of Control. Notwithstanding the foregoing, if a participant’s employment is terminated within the six months after a Retention Change of Control as a result of an involuntary termination other than for Retention Cause (as defined below) or participant’s death, then, in each case, the participant will be entitled to receive retention pay that has a fair market value, on the date of payment, equal to one-third of the Spread (as defined below) on such participant’s equity awards that were unvested as of the Retention Change of Control. Payments in the Employee Retention Plan may be made in cash, common stock of Actel or its acquirer or a combination of cash and common stock. Such payment is in addition to any value realized by the employee upon exercise. In the event that payments under the Employee Retention Plan, when aggregated with any other payments or benefits received by a participant would constitute “parachute payments” within the meaning of Section 280G of the Code and but for the Employee Retention Plan’s cut-back provision be subject to an excise tax under Section 4999 of the Code, the amounts payable under the Employee Retention Plan will be reduced to such lesser amount that would result in no portion of such benefits being subject to excise tax under Section 4999 of the Code. For purposes of the Employee Retention Plan:

•

“Retention Cause” is defined as: (i) any act of personal dishonesty taken by a participant in connection with his or her responsibilities as an employee and intended to result in substantial personal enrichment of the participant, (ii) the conviction of a felony, (iii) a willful act by a participant which constitutes gross misconduct and which is injurious to Actel, and (iv) continued substantial violations by a participant of the participant’s employment duties which are demonstrably willful and deliberate on the participant’s part after there has been delivered to the participant a written demand for performance from Actel which specifically sets forth the factual basis for Actel’s belief that the participant has not substantially performed his or her duties.

•

“Retention Change of Control” means the occurrence of any of the following events: (i) any “person” is or becomes the “beneficial owner”, directly or indirectly, of securities of Actel representing 30% or more of the total voting power represented by Actel’s then outstanding voting securities; or (ii) a change in the composition of the Actel Board occurring within a two-year period, as a result of which fewer than a majority of the directors are incumbent directors; or (iii) the date of the consummation of a merger or consolidation of Actel with any other corporation that has been approved by the shareholders of Actel, other than a merger or consolidation which would result in the voting securities of Actel outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by the voting securities of Actel or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of Actel approve a plan of complete liquidation of Actel or an agreement for the sale or disposition by Actel of all or substantially all Actel’s assets.

•	“Change of Control Price” shall mean the closing sale price of Shares on the NASDAQ Global Market on the last trading day prior to the day upon which a Retention Change of Control occurs.

•

“Spread” shall mean the dollar amount determined by subtracting (x) the aggregate exercise price of all shares subject to equity awards that are unvested and outstanding on the date of a Retention Change of Control, and only to the extent that such equity awards are unvested, from (y) the Change of Control Price multiplied by the number of shares that are subject to equity awards.

Incentive Plan

2010 Key Employee Incentive Plan

Actel sponsors the 2010 Key Employee Incentive Plan (the “Incentive Plan”). All of Actel’s executive officers participate in the Incentive Plan. The Incentive Plan has one financial performance measure: non-GAAP profit before tax. The total payment to participants under the Incentive Plan for 2010 is fixed at: (i) 10% of non-GAAP profit before tax if non-GAAP profit before tax is more than 70% of the target and (ii) 5% of non-GAAP profit before tax if non-GAAP profit before tax is between 50% and 70% of the target. No payments will be made if non-GAAP profit before tax is less than 50% of the target. The bonus pool is allocated among participants in accordance with the percentages set forth in the Incentive Plan. Our Chief Executive Officer retains the discretion under the Incentive Plan for 2010 to reduce by up to 100% or increase by up to 120% the allocated bonus amounts, as long as the total amount paid to the participants as a group is not exceeded. Prior to the Effective Time, Actel may pay its employees, including the executive officers, a pro rata portion of their 2010 fiscal year bonuses, assuming actual achievement of performance metrics through October 3, 2010, is estimated to be in an amount not to exceed $3.2 million in the aggregate. Prior to the Effective Time, Actel may pay its employees, including the executive officers, a pro rata portion of their 2010 fiscal year bonuses, calculated in accordance with the bonus plan documents.

Non-Qualified Deferred Compensation Plan

Deferred Compensation Plan

Actel sponsors a Deferred Compensation Plan, as most recently amended and restated effective January 1, 2005 (the “Deferred Compensation Plan”). Employees with a base salary of at least $150,000 per year are eligible to participate. All of Actel’s executive officers can participate in the Deferred Compensation Plan, but several executive officers, including Maurice E. Carson, Anthony Farinaro and David L. Van De Hey, selected not to participate in the Deferred Compensation Plan. The Deferred Compensation Plan allows participants to place cash compensation into their choice of investment vehicles and to not be taxed on the returns from such investment until they receive distributions in accordance with the Deferred Compensation Plan. Actel does not make any contributions to any participant’s account and does not guarantee any return on the accounts. Under the Deferred Compensation Plan, the committee appointed by the Actel Board to administer the plan may terminate the Deferred Compensation Plan and accelerate all Deferred Compensation Plan distributions within 30 days prior to or 12 months following a Change of Control Event (as defined below); provided that such termination and distribution acceleration complies with the requirements of Section 409A of the Code (“Section 409A”). For purposes of the Deferred Compensation Plan:

•	“Change of Control Event” means a change in ownership or effective control of Actel or in the ownership of a substantial portion of Actel’s assets, as defined under Section 409A.

Termination in Connection with a Change of Control

The following table shows the amounts that each of our executive officers could receive upon a qualified termination of employment in connection with the Offer, assuming that the Offer is completed at the Offer Price and a qualified termination of employment were to occur as of September 30, 2010.

Executive Officer:	Benefit:	Value:
John C. East
	Transition Agreement	$512,783
	Employee Retention Plan	$702,756
	Incentive Plan	$272,190
	Deferred Compensation Plan	$1,361,164
	East Total:	$2,848,893
Maurice E. Carson
	Employment Agreement	$405,000
	Management Continuity Agreement	$1,952,904
	Employee Retention Plan	$650,903
	Incentive Plan	$142,063
	Deferred Compensation Plan	—
	Carson Total:	$3,150,870
Esmat Z. Hamdy
	Management Continuity Agreement	$983,491
	Employee Retention Plan	$327,798
	Incentive Plan	$137,844
	Deferred Compensation Plan	$194,173
	Hamdy Total:	$1,643,306
Jay A. Legenhausen
	Management Continuity Agreement	$1,317,872
	Employee Retention Plan	$439,247
	Incentive Plan	$124,091
	Deferred Compensation Plan	$147,197
	Legenhausen Total:	$2,028,407
Fares N. Mubarak
	Management Continuity Agreement	$1,044,929
	Employee Retention Plan	$348,275
	Incentive Plan	$137,844
	Deferred Compensation Plan	$401,436
	Mubarak Total:	$1,932,484
Anthony Farinaro
	Employment Agreement	$284,472
	Management Continuity Agreement	$739,502
	Employee Retention Plan	$246,476
	Incentive Plan	$102,054
	Deferred Compensation Plan	—
	Farinaro Total:	$1,372,504
Barbara L. McArthur
	Management Continuity Agreement	$556,412
	Employee Retention Plan	$185,452
	Incentive Plan	$94,801
	Deferred Compensation Plan	$89,587
	McArthur Total:	$926,252
David L. Van De Hey
	Management Continuity Agreement	$683,724
	Employee Retention Plan	$227,885
	Incentive Plan	$112,859
	Deferred Compensation Plan	—
	Van De Hey Total:	$1,024,468

Indemnification and Insurance. Actel’s articles of incorporation, bylaws and certain agreements to which it is a party require Actel to indemnify its directors, officers, employees and agents to the fullest extent permitted by California law.

Based on such indemnification provisions, pursuant to Section 204 of the CGCL, Actel’s directors will not be personally liable to Actel or to its shareholders for monetary damages for breach or alleged breach of the directors’ duty of care or for conduct constituting negligence (or gross negligence) in the exercise of their fiduciary duties. Actel’s directors will continue to be subject to personal liability to Actel and its shareholders, however, for, among other things:

•	any breach of the directors’ duty of loyalty to Actel or its shareholders;

•	any act or omission not in good faith or which involves intentional miscount or a knowing violation of law;

•	any illegal payments of dividends; and

•	any approval of any transaction from which a director derives an improper personal benefit.

These provisions have no effect on claims against any of Actel’s directors in his or her capacity as an officer.

Section 317 of the CGCL has been interpreted to provide for the indemnification of directors, officers, employees and agents against liability and the entitlement to reimbursement of expenses incurred, under certain circumstances, for claims arising under the Securities Act of 1933, as amended (the “Securities Act”). The SEC has adopted the position, however, that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Actel has entered into agreements to indemnify its directors, officers and other employees as determined by the Actel Board. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. This description of the indemnification agreements entered into between Actel and its directors, officers and employees is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(10) hereto, which is incorporated herein by reference. Actel also maintains directors’ and officers’ liability insurance that insures Actel’s directors and officers against certain losses and insures Actel with respect to its obligations to indemnify its directors and officers.

The Merger Agreement provides that the Surviving Corporation and its subsidiaries will honor and fulfill in all respects the obligations of Actel and its subsidiaries under any indemnification agreements between Actel or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Actel or any of its subsidiaries (the “Indemnified Persons”) from and after the Effective Time. In addition, until the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will indemnify each Indemnified Person in respect of acts or omissions in such Indemnified Person’s capacity as a director, officer, employee or agent of Actel or any of its subsidiaries or any of the transactions contemplated by the Merger Agreement.

Furthermore, until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect Actel’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance, provided that in satisfying such obligations, Microsemi and the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by Actel for coverage for its last full fiscal year. If the D&O Insurance becomes unavailable for any reason, then Microsemi and the Surviving Corporation may obtain a substitute prepaid “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels with a term extending for the remainder of such six-year period.

Prior to the Effective Time, Actel may, with the prior written consent of Microsemi, purchase a six-year “tail” or runoff policy under Actel’s current directors’ and officers’ insurance policies and fiduciary liability insurance policies.

Representation on the Actel Board of Directors. The Merger Agreement provides that, effective upon the Acceptance Time, Microsemi will be entitled to designate a number of directors, rounded up to the next whole number, on the Actel Board equal to the product of the total number of directors on the Actel Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares beneficially owned by Microsemi and/or Purchaser following such purchase bears to the total number of Shares outstanding, and Actel will cause Microsemi’s designees to be elected or appointed as directors of Actel, including by increasing the size of the Actel Board and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, at least two of Actel’s current directors who are not employees of Actel and who are not officers, directors, employees, or designees of Microsemi or Purchaser or any of their affiliates shall remain members of the Actel Board until the Effective Time in accordance with the terms of the Merger Agreement.

(c) Arrangements with Microsemi or Purchaser.

Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

Tender and Support Agreement. In connection with the execution of the Merger Agreement, the directors, executive officers and certain shareholders of Actel (the “Shareholders”) who, directly or indirectly own 2,748,434 Shares, representing approximately 10.6% of the Shares outstanding on September 30, 2010 have entered into a tender and support Agreement with Microsemi and Purchaser (the “Tender and Support Agreement” which provides, among other things, that the Shareholders will tender their Shares, including any additional Shares acquired prior to the Effective Time or the termination of the Merger Agreement in accordance with its terms (the “Subject Shares”) in the Offer and vote their Subject Shares in favor of approving the principal terms of the Merger, if applicable; provided, however, that if so instructed in writing by Microsemi, each Shareholder has agreed not to tender up to 25% of such Shareholder’s Subject Shares or to withdraw previously tendered Subject Shares such that the Shareholder remains the owner of up to 25% of such Shareholder’s Subject Shares.

Furthermore, the Tender and Support Agreement provides that if any of the Subject Shares have not been previously accepted for payment and paid for by Purchaser pursuant to the Offer, then each Shareholder agrees to vote, or cause its Subject Shares to be voted, (i) in favor of the approval of the principal terms of the Merger, (ii) against (A) any agreement or arrangement related to any acquisition proposal, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Actel or any of its subsidiaries, or (C) any other proposal or transaction the approval of which is intended or could reasonably be expected to impede, interfere with, prevent, postpone, discourage, frustrate or materially delay the Offer or the Merger and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any meeting of shareholders, and in connection therewith to execute any documents reasonably requested by Microsemi which are necessary or appropriate in order to effectuate the foregoing; provided, however, that the Tender and Support Agreement does not limit the ability of such Shareholder to vote its Subject Shares in its sole discretion on any matters other than the matters described above that may be submitted to a shareholder vote, consent or other approval.

The Tender and Support Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the Effective Time. This summary of the Tender and

Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Mutual Non-Disclosure Agreement. Microsemi and Actel entered into a mutual non-disclosure agreement, dated as of April 15, 2010 (the “NDA”), in connection with a possible negotiated transaction between the parties. Under the NDA, the parties agreed, subject to certain customary exceptions, to keep all non-public information furnished by the disclosing party to the receiving party or its representatives solely for the purpose of evaluating a potential transaction between the parties. This summary of the NDA does not purport to be complete and is qualified in its entirety by reference to the NDA, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Exclusivity Agreement. Microsemi and Actel entered into an exclusivity agreement, dated as of September 15, 2010 (the “Exclusivity Agreement”), in connection with the consideration of a possible negotiated transaction involving Microsemi and Actel. Under the Exclusivity Agreement, Actel agreed not to, directly or indirectly, solicit, initiate, encourage, participate in, negotiate, accept or recommend any offer or proposal for, or any indication of interest in, a business combination transaction between Actel and any party other than Microsemi through October 15, 2010. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Amendment to the Preferred Stock Rights Agreement. In connection with entering into the Merger Agreement, on October 2, 2010, Actel and Wells Fargo Bank, N.A. (the “Rights Agent”), executed an amendment (the “Rights Amendment”) to the Rights Agreement. The Merger Agreement provides that Actel shall not take any action that would allow any “Person” (as defined in the Rights Agreement) to acquire 15% or more of the Shares without being deemed as a “Beneficial Owner” or “Acquiring Person” (other than Microsemi, Purchaser or any subsidiary of Microsemi) and causing a “Distribution Date,” a “Shares Acquisition Date” or a “Triggering Event” (each as defined in the Rights Agreement) to occur. The Actel Board made a determination that Microsemi, Purchaser or any of their respective affiliates or associates, directors, officers or employees is a “Beneficial Owner” or an “Acquiring Person” for purposes of the Rights Agreement. Thus, the Rights Amendment renders the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. This summary of the Rights Agreement and the Rights Amendment do not purport to be complete and are qualified in their entirety by reference to the Rights Agreement and the Rights Amendment, which are filed as Exhibits (e)(8) and (e)(9) hereto, respectively, and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a) Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with Actel’s legal and financial advisors, at a meeting held on October 2, 2010, the Actel Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to Actel and Actel’s shareholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Accordingly, and for the other reasons described in more detail below, the Actel Board unanimously recommends that Actel’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to shareholders communicating the Actel Board’s recommendation and the press release issued by Microsemi announcing the execution of the Merger Agreement are filed as Exhibits (a)(2)(A) and (a)(5)(A) hereto, respectively, and are incorporated herein by reference.

(b) Background.

From time to time, Actel engaged in discussions with senior management of other semiconductor companies, investment bankers and other potential strategic partners in order to explore relationships that would accelerate its growth.

In January 2009, Actel retained Goldman, Sachs & Co. (“Goldman Sachs”) as its outside financial advisor in connection with general strategic advice. Periodically, the Actel Board and its officers met with representatives of Goldman Sachs to discuss the strategic direction of various market participants and Actel’s position within the market.

In December 2009, Mr. Carson was introduced by electronic mail to Steven G. Litchfield, Microsemi’s Executive Vice President and Chief Strategy Officer. Although Messrs. Carson and Litchfield attempted to arrange a dinner between themselves and their respective chief executive officers, Mr. East and James J. Peterson, no dates were set and contact ceased in late 2009.

In January 2010, Mr. East had a dinner with the chief executive officer of two other publicly traded semiconductor companies in the ordinary course of business and the subject of Mr. East’s anticipated decision to retire and the future of Actel was a topic of discussion.

In light of Mr. East’s transition, at its meeting on February 2, 2010, the Actel Board considered whether it should commence a formal process to solicit interest of potential bidders for Actel. After discussion, the Actel Board authorized Goldman Sachs to contact the companies that Goldman Sachs had identified as possible strategic buyers in order to explore their interest in a strategic transaction with Actel. In light of possible synergies with strategic buyers, the Actel Board concluded that it would not approach potential financial buyers at the time.

On February 4, 2010, Actel announced that Mr. East would be retiring, effective upon the start date of his successor Chief Executive Officer. After the announcement, Actel was not contacted by the parties with whom Mr. East had spoken in January regarding the future of Actel.

On March 3, 2010, a representative of Company A contacted Mr. East with an unsolicited offer to enter into a transaction with Actel. The Actel Board consulted with representatives of Goldman Sachs and Actel’s outside legal counsel, Wilson Sonsini Goodrich & Rosati Professional Corporation (“WSGR”) and provided instructions to management and representatives of Goldman Sachs regarding responses to the inquiries from Company A.

On March 4, 2010, representatives of Actel management held a meeting at which representatives of Goldman Sachs provided information regarding recent strategic transactions in the market and discussed a potential process for soliciting interest by potential bidders in the acquisition of Actel.

During the weeks of March 7 and March 14, 2010, representatives of Goldman Sachs contacted nine parties, including Company A and Company B but not including Microsemi, to determine their interest in potentially acquiring Actel.

In March 2010, Company D contacted J. Daniel McCranie regarding the interest of Company D in acquiring Actel. Representatives of Goldman Sachs followed up with representatives of Company D regarding Company D’s interest in participating in the process and Company D entered into a nondisclosure agreement with Actel on April 15, 2010.

On April 2, 2010, Mr. Carson received an inquiry from Mr. Litchfield of Microsemi regarding arranging a dinner for representatives of Microsemi to meet with Messrs. East and Carson. In light of the process, a representative of Goldman Sachs contacted Mr. Litchfield to determine if Microsemi had any interest in engaging in the process.

Five parties entered into a confidentiality agreement with Actel, including Microsemi on April 15, 2010, in order to begin a preliminary due diligence process. Between March 29 and April 19, 2010, the five parties that had entered into confidentiality agreements with Actel were provided with access to limited confidential information regarding Actel and participated in diligence sessions with our management and Goldman Sachs in connection with their preliminary consideration of an offer to acquire Actel. After these diligence sessions, one party declined to proceed further.

On or after April 16, 2010, Actel subsequently delivered a letter soliciting proposals to acquire Actel to four of the five parties that had entered into confidentiality agreements with Actel, including Microsemi and Company B. The letter set a deadline of May 4, 2010 for submitting proposals.

On April 28, 2010, the Actel Board held a meeting during which representatives of Goldman Sachs provided the board with an update regarding the process of soliciting proposals from potential acquirers. Representatives of WSGR were also present at this meeting.

On May 4, 2010, Actel received a written, non-binding indication of interest from Microsemi to purchase all outstanding shares of Actel for $18.80 in cash. Microsemi’s non-binding indication of interest was subject to, among other things, the satisfactory completion of due diligence.

None of the other parties that had received Actel’s letter soliciting proposals submitted a proposal on or prior to the May 4, 2010 deadline.

On May 7, 2010, the Actel Board held a meeting to review the status of the process of soliciting proposals from potential acquirers and to evaluate Microsemi’s May 4, 2010 indication of interest. Representatives of Goldman Sachs presented its preliminary analysis of Microsemi’s May 4th indication of interest as well as its preliminary financial analysis of Actel. Representatives of WSGR reviewed the Actel Board’s fiduciary duties in this context. After discussion, the Actel Board of directors authorized Actel management and representatives of Goldman Sachs to continue to facilitate Microsemi’s due diligence review of Actel.

Between May 7 and May 10, 2010, members of Actel management and representatives of Goldman Sachs, on the one hand, met with representatives of Microsemi and Microsemi’s outside financial advisor, Stifel Nicolaus Weisel, formerly known as Thomas Weisel Partners LLC (“SNW”), on the other hand, on several occasions to provide additional information in connection with Microsemi’s due diligence investigation.

On May 10, 2010, Microsemi sent Actel a letter requesting that Actel suspend its issuer repurchase program effected through a trading plan adopted pursuant to Rules 10b-18 and 10b5-1 promulgated under the Exchange Act (the “Actel Repurchase Plan”). In its May 10, 2010 letter, Microsemi withdrew its non-binding indication of interest. However, discussions between Goldman Sachs and SNW continued and Microsemi indicated informally that it would be interested in continuing discussions with Actel if Actel were to enter into an exclusivity agreement with Microsemi.

On May 14, 2010, the Actel Board held a meeting at which representatives of Goldman Sachs updated the Actel Board regarding the status of the discussions with Microsemi. In addition, management provided an updated fiscal 2010 and fiscal 2011 forecast to the Actel Board in light of results for the first quarter of fiscal 2010. After discussion with representatives of Goldman Sachs and WSGR, the Actel Board instructed representatives of Goldman Sachs to contact Microsemi and SNW to update the diligence Microsemi had received and indicate that Actel would be willing to enter into an exclusive negotiation period with Microsemi if Microsemi raised its proposed price per share from $18.80 to a higher price.

On May 20, 2010, representatives of Goldman Sachs provided representatives of SNW updated diligence information, as well as conveying the Actel Board views regarding the price and exclusivity terms most recently conveyed by Microsemi and SNW. During this conversation, representatives of Microsemi indicated that Microsemi was willing to continue to engage in acquisition discussions but only at a per share acquisition price of $18.00.

On May 21, 2010, the Actel Board held a meeting to discuss Microsemi’s revised proposal. The Actel Board discussed with representatives of Goldman Sachs the revised Microsemi proposal and representatives of WSGR discussed the Actel Board’s obligations with WSGR. After careful deliberation and consultation with representatives of Goldman Sachs and WSGR, the Actel Board rejected Microsemi’s revised proposal to acquire Actel for $18.00 per share. Also at the May 21, 2010 meeting of the Actel Board, the Actel Board discussed the status of its discussions with all of the potential bidders previously approached other than Microsemi, whether it should consider opening the process to financial buyers and the continuing business outlook and strategy of Actel. After discussions with WSGR, the Actel Board concluded that it would suspend the process at such time and authorized Actel management to notify Goldman Sachs of the Actel Board’s conclusion pending a response from Microsemi on the Actel Board’s guidance regarding its $18.00 per share offer.

Following the May 21, 2010 Actel Board meeting, representatives of Goldman Sachs informed representatives of Microsemi of the Actel Board’s determination and Microsemi indicated it was not willing to increase its offer above $18.00 per share and the parties ceased discussions.

In connection with the suspension of the process, Actel terminated the Goldman Sachs engagement on July 27, 2010.

At an Actel Board meeting on July 27, 2010, the Actel Board discussed whether to resume the process and, if so, whether to broaden the process to include potential financial buyers. On July 29, 2010, Actel to announced that it had appointed Mr. McCranie, a non-employee director of Actel, to be the Chairman of the Actel Board.

In early August 2010, Mr. McCranie contacted representatives of Company B regarding a re-evaluation of a potential transaction with Actel and a resumption of discussions. In late August 2010, the Company B representatives contacted Mr. McCranie to indicate that Company B was interested in re-evaluating a potential transaction with Actel.

On August 13, 2010, Mr. Litchfield contacted Jeffrey C. Smith, a nonemployee director of Actel, to discuss the likelihood of Actel and Microsemi re-engaging in discussions. Messrs. Smith and Litchfield spoke several times during the week of August 16, 2010 on the same topic.

In late August 2010, Mr. McCranie contacted representatives of Company C, a private equity firm, who expressed interest in engaging in discussions regarding a proposed transaction. Actel entered into a nondisclosure agreement with Company C on August 20, 2010.

On August 23, 2010, Actel received an unsolicited, written non-binding indication of interest from Microsemi to purchase all outstanding shares of Actel for $19.00 in cash. Microsemi’s August 23, 2010 indication of interest was subject to, among other things, the satisfactory completion of due diligence and Actel’s agreement to negotiate exclusively with Microsemi for 45 days. In the August 23, 2010 indication of interest, Microsemi indicated that its proposal was not subject to a financing contingency and that Microsemi was confident it could timely secure the financing commitments necessary to fund the acquisition.

On August 27, 2010, the Actel Board held a meeting to evaluate the expressions of interest from Microsemi, Company B and Company C. Representatives of Goldman Sachs reviewed the strategic process that had been conducted earlier in the year, summarized Microsemi’s August 23, 2010 indication of interest, and presented various preliminary financial analyses pertaining to Actel and Microsemi’s August 23, 2010 indication of interest. After detailed discussions with representatives of Goldman Sachs and WSGR, the Actel Board instructed members of management and representatives of Goldman Sachs to engage with Company B and

Company C regarding their interest in acquiring Actel, and to further explore with Microsemi the certainty of its ability to secure the financing commitments necessary to fund the acquisition. The Actel Board also authorized Actel to enter into a new engagement letter with Goldman Sachs regarding a strategic transaction, which occurred effective August 27, 2010.

On August 31, 2010, members of Actel management, Mr. McCranie and representatives of Goldman Sachs met with representatives of Company C. Although representatives of Company C indicated verbally that Company C was interested in pursuing an acquisition of Actel, no written indication of interest was received from Company C. Also on August 31, 2010, members of Actel management and representatives of Goldman Sachs conducted a detailed due diligence session with representatives of Company B.

On September 7, 2010, Company C delivered to Mr. McCranie an oral, non-binding indication of interest to purchase all outstanding shares of Actel for $18.00 in cash, subject to, among other things, the satisfactory completion of due diligence and obtaining external debt financings to fund the acquisition.

Also on September 7, 2010, Mr. McCranie, members of Actel management and representatives of Goldman Sachs provided management presentations to members of management of Microsemi and representatives of SNW.

Later on September 7, 2010, the Actel Board held a meeting at which representatives of Goldman Sachs summarized the status of discussions with Microsemi, Company B and Company C. Representatives of WSGR also participated in the meeting and discussed the Actel Board’s fiduciary duties. After discussion, the Actel Board instructed members of management and representatives of Goldman Sachs to communicate separately to Microsemi that Actel would consider pursuing a transaction on the terms of their respective proposals at a price of $22.00 per share.

On September 8, 2010, Mr. McCranie and representatives of Goldman Sachs contacted James J. Peterson, President and Chief Executive Officer of Microsemi, Mr. Litchfield and representatives of SNW to convey the Actel Board’s determination regarding the transaction price. Mr. Peterson indicated that Microsemi was willing to increase its proposed per share price from $19.00 to $19.80.

On September 10, 2010, Company B advised Mr. McCranie and a representative of Goldman Sachs that it had determined not to proceed with discussions regarding the proposed Acquisition of Actel at such time.

On September 10, 2010, Mr. McCranie contacted representatives of Company C to convey the Actel Board’s determination regarding the transaction price. Company C’s representatives indicated that Company C could potentially consider increasing its proposed price above $19.00 per share, but that Company C would not be able to raise its proposed price to $20.00 per share or higher.

Also on September 10, 2010, Mr. McCranie met with Mr. Peterson in person to discuss valuation considerations. Following these discussions, Mr. Peterson indicated to Mr. McCranie that Microsemi would increase its proposed price to $20.00 per share.

Between September 11, 2010 and September 15, 2010, Mr. Smith and Mr. Litchfield exchanged several emails regarding Microsemi’s and Actel’s views on the discussions and the proposed per share consideration. Similarly, Mr. McCranie and Mr. Peterson exchanged several emails during this time regarding the merits of a transaction and valuation of Actel.

On September 15, 2010, Messrs. McCranie, Peterson and Litchfield met in person to discuss valuation matters. At the conclusion of the meeting, Mr. Peterson indicated to Mr. McCranie that Microsemi would increase its per share offer for Actel to $20.88.

On September 15, 2010, Actel received a written, non-binding indication of interest from Microsemi to purchase all outstanding shares of Actel for $20.88 in cash. Microsemi’s September 15, 2010 indication of interest was subject to, among other things, the satisfactory completion of due diligence and Actel’s agreement to negotiate exclusively with Microsemi through October 15, 2010. The September 15, 2010 indication of interest set a deadline of 10:00 p.m. Pacific time on September 15, 2010 for Actel to respond to the proposal.

Later on September 15, 2010, the Actel Board held a meeting to evaluate and consider Microsemi’s revised September 15th indication of interest at which representatives of Goldman Sachs and WSGR were present. After consultation with representatives of Goldman Sachs and WSGR and extensive discussion of the status of negotiations with Company B and Company C, Company B’s decision not to pursue a transaction, Company C’s unwillingness to increase its proposed price above $20.00 per share, and the increase in Microsemi’s proposed per share price from $19.00 to $20.88, the Actel Board authorized members of Actel management to enter into an exclusivity agreement with Microsemi on the terms proposed in Microsemi’s September 15, 2010 indication of interest.

During the day on September 15, 2010, Actel and Microsemi and their respective counsel and representatives of Goldman Sachs and SNW negotiated an exclusivity agreement, which provided that the exclusive negotiation period would end on October 15, 2010. Actel and Microsemi entered into an exclusivity agreement on September 15, 2010.

On September 16, 2010, SNW delivered a request for due diligence to Goldman Sachs on behalf of Microsemi and Actel began to provide diligence information to Microsemi, SNW and representatives of O’Melveny & Meyers LLP (“OMM”), Microsemi’s outside counsel

On September 21, 2010, representatives of OMM delivered an initial draft of the Merger Agreement to representatives of WSGR. Also on September 21, 2010, Microsemi’s General Counsel, requested that Actel agree to amend the nondisclosure agreement between Microsemi and Actel to permit the disclosure of information regarding the proposed transaction and Actel to potential financing partners for the transaction. On September 23, 2010, Actel and Microsemi entered into an agreement to the parties’ nondisclosure agreement in to facilitate the diligence by potential financing partners.

Members of management of Microsemi and Actel and representatives of SNW and Goldman Sachs met in person at the offices of WSGR on September 23 and 24, 2010 for management due diligence sessions.

From September 21 to October 2, 2010, representatives of Microsemi, OMM, SNW engaged in negotiations with representatives of Actel, WSGR and Goldman Sachs to negotiate the terms of the Merger Agreement and ancillary agreements.

On September 28, 2010, SNW provided representatives of Goldman Sachs and WSGR drafts of the proposed commitment letter for a senior secured credit facility with Morgan Stanley Senior Funding, Inc.

On September 29, 2010, Messrs. McCranie, Peterson, Litchfield and Microsemi’s General Counsel met to discuss open issues regarding the proposed transaction.

On September 30, 2010, representatives of Microsemi and Actel and their respective legal and financial advisors held teleconferences to discuss open issues relating to the definitive agreements. Mr. McCranie had several calls with Mr. Peterson, and Messrs. Carson and Van De Hey had several calls with Mr. Litchfield and Microsemi’s General Counsel, in each case to discuss the terms of the transaction.

On September 30, 2010, the Actel Board held a special meeting. Mr. Carson and Mr. Van De Hey, representatives of WSGR and representatives of Goldman Sachs also attended the meeting. A representative of Goldman Sachs and Mr. Carson updated the Actel Board on the status of negotiations with Microsemi, including discussions of the financial terms of the transaction. Mr. McCranie also updated the Actel Board on his discussion with Messrs. Peterson and Litchfield regarding the terms of the transaction. A representative of Goldman Sachs provided a summary of its preliminary financial analysis of the proposed transaction. A representative of WSGR reviewed with the Actel Board Microsemi’s latest proposal regarding open issues relating to the merger agreement. The Actel Board discussed Microsemi’s latest proposal relating to open issues and authorized management and Actel’s advisors to proceed with negotiations with Microsemi.

On October 1, 2010, Morgan Stanley Senior Funding delivered an executed commitment letter.

On October 2, 2010, the Actel Board held a special meeting. Mr. Carson, Mr. Van De Hey, representatives of WSGR and representatives of Goldman Sachs also attended the meeting. Following additional questions from the Actel Board, Goldman Sachs updated the Actel Board on changes to its financial analysis of the proposed transaction which reflected updated market pricing for close of business October 1, 2010. WSGR then reviewed with the Actel Board material terms of the Merger Agreement and ancillary agreements that had been negotiated with Microsemi. Management then discussed with the Actel Board the communications plan for announcement of the transaction. Goldman Sachs then delivered to the Actel Board its oral opinion, subsequently confirmed in writing, that, as of October 2, 2010, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration to be received by the holders of the Shares (other than Microsemi or any of its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. See “The Merger—Opinion of Actel’s Financial Advisor.” Following questions from the Actel Board to management and Actel’s advisors and further discussion, the Actel Board unanimously (i) determined that it is in the best interests of Actel and its shareholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution and delivery by Actel of the Merger Agreement and (iii) resolved to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the applicable provisions of the CGCL, adopt the Merger Agreement.

On October 2, 2010, after the Actel Board meeting adjourned, the parties executed and delivered the Merger Agreement and Tender and Support Agreement and related documents.

On October 4, 2010, before the U.S. stock markets opened, Microsemi announced the transaction.

(c) Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Actel Board consulted with Actel’s executive officers, legal counsel and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including the following:

Actel’s Operating and Financial Condition; Prospects of Actel. The Actel Board considered the current and historical financial condition, results of operations, and business of Actel, as well as Actel’s financial plan and prospects, if it were to remain an independent company. The Actel Board evaluated Actel’s long-term financial plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically) if Actel were to execute or fail to execute upon its financial plan. The Actel Board discussed the impact of general economic market trends on Actel’s sales, as well as general market risks that could reduce the market price of the Shares. The Actel Board also considered the highly competitive and rapidly evolving environment in which Actel operates and is expected to operate in the future and the fact that many of Actel’s competitors have greater name recognition, access to larger customer bases and substantially greater resources, and the impact of this competitive environment on Actel’s ability to retain and expand its portion of the total available market. The Actel Board also considered the complimentary nature of the markets served by Microsemi. After consideration, the Actel Board concluded that each of the foregoing factors supported its recommendation with respect to the Offer.

Available Alternatives; Results of Discussions with Third Parties. The Actel Board determined that the possible alternatives to the acquisition by Microsemi and perceived risks of those alternatives, the range of potential benefits to Actel’s shareholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Actel Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for Actel to create greater value for Actel’s shareholders, taking into account risks of execution as well as business, competitive, industry and market risks, all supported its recommendation with respect to the Offer. The Actel Board also concluded that the results of the process that the Actel Board had conducted, with the assistance of Actel management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions supported its recommendation with respect to the Offer. The Actel Board also considered the indication of interest in an acquisition of Actel expressed by multiple parties, as well as the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire Actel at a higher price.

Financial Market Conditions; Historical Trading Prices. The Actel Board considered the current regional, national and international economic climate and the conditions of the financial markets. The Actel Board considered historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer represents a premium of approximately 30.3% over the closing price per share of the Shares on October 1, 2010, the last full trading day prior to the meeting of the Actel Board to consider and approve the Merger Agreement. After consideration of these factors, the Actel Board concluded that the current financial market conditions, Actel’s historical trading prices and the premium on the Shares all supported its recommendation with respect to the Offer.

Opinion of Actel’s Financial Advisor. The Actel Board considered that the oral opinion delivered by Goldman Sachs, subsequently confirmed in writing, and based upon and subject to the factors and assumptions set forth therein, the $20.88 per Share in cash to be paid to the holders (other than Microsemi and its affiliates) of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 2, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Actel Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or how any holder of the Shares should vote with respect to the Merger or any other matter. Pursuant to an engagement letter between Actel and Goldman Sachs, Actel has agreed to pay Goldman Sachs a transaction fee, a principal portion of which is payable upon consummation of the transaction.

Cash Consideration; Certainty of Value. The Actel Board considered the form of consideration to be paid to the shareholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration. The Actel Board considered the business reputation of Microsemi and its management and the substantial financial resources of Microsemi and, by extension, Purchaser, which the Actel Board believed supported the conclusion that a transaction with Microsemi and Purchaser could be completed relatively quickly and in an orderly manner. The Actel Board also considered Microsemi’s ability to complete a financing in connection with the Offer and concluded that it was reasonably likely that such a financing could be completed on reasonable terms in connection with the closing of the Offer. The Actel Board determined that the form of consideration to be paid to Actel’s shareholders in the Offer and the Merger, the certainty of the value of the consideration and the perceived timing of the completion of the Offer as a result of Microsemi’s reputation and resources all supported its recommendation with respect to the Offer.

Terms of the Merger Agreement. The Actel Board concluded that the provisions of the Merger Agreement, including the respective representations and warranties (as qualified by information in confidential disclosure schedules provided by Actel in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations and warranties and allocate risk between Actel, Microsemi and Purchaser, rather than establishing matters of fact, and, accordingly, may not constitute the actual state of facts about Actel, Microsemi or Purchaser) and covenants and termination rights of the parties and termination fees payable by Actel all supported its recommendation with respect to the Offer. More specifically, the Actel Board considered the following provisions, among others:

(1) Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Actel’s shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

(2) Absence of Financing Condition. The Actel Board’s belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger, the absence of a financing condition, the obligations of Microsemi to consummate the Offer notwithstanding Microsemi’s inability to obtain the financing, the proposed financing structure by Microsemi and the Purchaser for the Offer, and the remedies that are available to Actel under the Merger Agreement in the event of the failure to obtain financing.

(3) Ability to Respond to Certain Unsolicited Acquisition Proposals. The provisions in the Merger Agreement that provide for the ability of the Actel Board, in furtherance of the exercise of its fiduciary duties under California law, to engage in negotiations or discussions with any third party that has made a bona fide, written acquisition proposal that the Actel Board believes in good faith is or is reasonably likely to lead to a Superior Proposal (as defined in Section 1.1 of the Merger Agreement) and to furnish to such third party non-public information relating to Actel pursuant to a confidentiality agreement that contains confidentiality provisions that are no less favorable to Actel than those contained in the confidentiality agreement entered into with Microsemi.

(4) Change of Recommendation; Fiduciary Termination Right. In the event Actel receives a Superior Proposal, the Actel Board has the right, prior to the purchase of Shares pursuant to the Offer, to fail to make, withdraw or modify in a manner adverse to Microsemi its approval or recommendation to its shareholders of the Offer or declaration of advisability of the Merger Agreement, the Offer or the Merger. However, the Actel Board may not make such an adverse recommendation change in response to an acquisition proposal received by a third party unless (i) such acquisition proposal constitutes a Superior Proposal, (ii) Actel promptly notifies Microsemi in writing at least 72 hours before the adverse recommendation change of its intention to take such action and (iii) Microsemi does not make, within 72 hours after its receipt of that written notification, an offer that is at least as favorable to the shareholders of Actel as such Superior Proposal (with any material amendment or modification to the Superior Proposal requiring a new written notification from Actel and a new 72 hour period). The Actel Board may terminate the Merger Agreement to accept a Superior Proposal, if (i) the Actel Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under applicable law, (ii) Actel has complied with requirements set forth in the prior sentence and (iii) Actel pays Microsemi a termination fee of $17.5 million in cash.

(5) Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Microsemi’s obligations to purchase Shares in the Offer and to effect the Merger are subject to limited conditions.

(6) Top-Up Option. The Actel Board considered that Purchaser had been granted a Top-Up Option to purchase from Actel, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% Threshold, and that this could permit Purchaser to consummate the Merger more quickly as a short form merger under California law.

Failure to Close; Public Announcement. The possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on Actel’s sales, operating results and stock price, and Actel’s ability to attract and retain key management and sales and marketing personnel.

Business Reputation of Microsemi. The business reputation and capabilities of Microsemi and its management and the substantial financial resources of Microsemi and, by extension, Purchaser, which the Actel Board believed supported the conclusion that a transaction with Microsemi and Purchaser could be completed relatively quickly and in an orderly manner. The Actel Board also considered the impact of the Offer and the Merger on Actel’s employees, business partners and customers. The Actel Board concluded that the benefit of the business reputation and resources of Microsemi supported its recommendation with respect to the Offer.

Termination Fee. The termination fee of approximately $17.5 million that could become payable pursuant to the Merger Agreement under certain circumstances, including if Actel terminates the Merger Agreement to accept a Superior Proposal or if Microsemi terminates the Merger Agreement because Actel’s Board changes its recommendation with respect to the Offer or the Merger. The Actel Board considered that these provisions in the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of Actel but was of the view that the payment of the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids. In addition, the Actel Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Microsemi as a condition to entering into the Merger Agreement and that the termination fee would not likely be required to be paid unless Actel entered into, or intended to enter into, a definitive agreement with respect to a Superior Proposal. For the reasons described above, the Actel Board determined that the termination fee did not preclude its recommendation with respect to the Offer.

The foregoing discussion of information and factors considered and given weight by the Actel Board and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by the Actel Board and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the related reasons for making its recommendation, the Actel Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching its determinations and recommendations. In addition, individual members of the Actel Board may have given different weights to different factors and reasons.

The Actel Board also considered the impact of the Offer and the Merger on Actel’s and its subsidiaries’ employees, business partners, customers and others having dealings with them.

In arriving at their respective recommendations, the directors of Actel were aware of the interests of executive officers and directors of Actel as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

The foregoing discussion of information and factors considered and given weight by the Actel Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Actel Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Actel Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Actel Board may have given different weights to different factors. In arriving at their respective recommendations, the directors of Actel were aware of the interests of executive officers and directors of Actel as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d) Opinion of Actel’s Financial Advisor

Goldman Sachs rendered its opinion to the Actel Board that, as of October 2, 2010 and based upon and subject to the factors and assumptions set forth therein, the $20.88 per Share in cash to be paid to the holders (other than Microsemi and its affiliates) of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 2, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Actel Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or how any holder of the Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Actel for the five fiscal years ended January 3, 2010;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Actel;

•	certain other communications from Actel to its shareholders;

•	certain publicly available research analyst reports for Actel; and

•	certain internal financial analyses and forecasts for Actel prepared by its management, as approved for our use by Actel (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of Actel regarding their assessment of the past and current business operations, financial condition and future prospects of Actel; reviewed the reported price and trading activity for the shares of the Shares; compared certain financial and stock market information for Actel with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, accounting, tax and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed with Actel’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Actel. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Actel or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Actel or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction would be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the transaction would be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of Actel to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to Actel. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $20.88 per Share in cash to be paid to the holders (other than Microsemi and its affiliates) of the Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transaction, including, without limitation, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Actel; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Actel, or class of such persons in connection with the transaction, whether relative to the $20.88 per Share in cash to be paid to the holders (other than Microsemi and its affiliates) of the Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Actel Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 1, 2010 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs analyzed the consideration to be received by holders of the Shares pursuant to the Merger Agreement in relation to the historical trading price of the Shares. This analysis indicated that the price per share to be paid to Actel shareholders pursuant to the Merger Agreement represented:

•	a premium of 30.3% based on the closing market price of the Shares on October 1, 2010, which was the last trading day prior to the date of the Merger Agreement;

•	a premium of 38.5% based on the average closing price of the Shares for the 30-day period ended October 1, 2010 (based on trading days);

•	a premium of 45.3% based on the average closing price of the Shares for the 90-day period ended October 1, 2010 (based on trading days);

•	a premium of 48.9% based on the average closing price of the Shares for the 180-day period ended October 1, 2010 (based on trading days);

•	a premium of 55.9% based on the last 12 months average closing price of the Shares for the period ending October 1, 2010;

•	a premium of 23.1% based on the highest closing price of the Shares for the one-year period ending October 1, 2010; and

•	a premium of 9.7% based on the highest closing price of the Shares for the five-year period ending October 1, 2010.

Illustrative Implied Multiples Analysis. Goldman Sachs calculated and compared various financial multiples and ratios of Actel based on revenue, earnings before interest, taxes, depreciation and amortization, or EBITDA, and earnings per Share for 2010 and 2011 using the Forecasts.

Goldman Sachs calculated an implied equity value by multiplying the market price of $16.02 as of October 1, 2010 and the Offer Price of $20.88 by the total number of diluted outstanding shares as of October 1, 2010 calculated by taking the number of basic shares outstanding and Company RSUs issued as of October 1, 2010 and using the treasury stock method for option dilution. Goldman Sachs then calculated an implied enterprise value for Actel by deducting the book value of cash as of September 30, as provided by Actel’s management, from the implied equity value. The results of this analysis are summarized in the table below:

Actel
		Oct. 1, 2010 Closing Price	Offer Price

Price per share		$16.02	$20.88

Implied enterprise value / revenue	CY2010 CY2011	1.1x 1.1x	1.8x 1.7x

Implied enterprise value / EBITDA	CY2010 CY2011	4.6x 4.1x	7.3x 6.5x

Price to earnings ratio	CY2010 CY2011	13.0x 11.1x	17.0x 14.5x

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Actel to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the semiconductor industry:

Core Programmable Logic	Small/Mid-Cap Fabless
Altera Corporation	Applied Micro Circuits Corporation

Lattice Semiconductor Xilinx, Inc.	Cirrus Logic, Inc. Mindspeed Technologies, Inc.

Monolithic Power Systems, Inc.

Standard Microsystems Corporation

Volterra Semiconductor Corporation

Although none of the selected companies is directly comparable to Actel, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Actel.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings and Institutional Brokers’ Estimate System (“IBES”) estimates and/or other Wall Street research. IBES compiles forward-looking financial estimates published by selected equity research analysts for U.S. and foreign publicly traded companies. Unless otherwise stated, Goldman Sachs used the median of such IBES estimates as of October 1, 2010. The multiples and ratios of Actel were calculated using the Actel closing price on October 1, 2010. The multiples and ratios of Actel were based on information provided by Actel’s management and IBES estimates and Wall Street research. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated calendar year 2010 and 2011 revenue; and

•	enterprise value as a multiple of estimated calendar year 2010 and 2011 earnings before interest, taxes and depreciation and amortization, or EBITDA.

The results of these analyses are summarized as follows:

Selected Companies
	Core Programmable Logic		Additional Small/Mid-Cap Fabless		Actel at Market as of Oct. 1, 2010		Offer Price
Enterprise Value as a multiple of:	Mean	Median	Mean	Median	Street	Mgmt	Street	Mgmt

CY2010 Revenue	2.7x	2.6x	2.1x	1.7x	1.2x	1.1x	1.8x	1.8x

CY2011 Revenue	2.5x	2.4x	1.9x	1.6x	1.1x	1.1x	1.7x	1.7x

CY2010 EBITDA	7.6x	7.4x	10.8x	12.1x	5.2x	4.6x	8.1x	7.3x

CY2011 EBITDA	7.0x	6.4x	9.5x	10.3x	4.2x	4.1x	6.6x	6.5x

Goldman Sachs also calculated estimated calendar years 2010 and 2011 price to earnings ratios for the selected companies and Actel. The following table presents the results of this analysis:

Selected Companies
	Core Programmable Logic		Additional Small/Mid-Cap Fabless		Actel at Market as of Oct. 1, 2010		Proposed Transaction
Price /Earnings Ratio:	Mean	Median	Mean	Median	Street	Mgmt	Street	Mgmt
CY2010	11.6x	12.2x	14.7x	14.4x	14.3x	13.0x	18.6x	17.0x

CY2011	10.9x	10.3x	12.4x	11.9x	11.6x	11.1x	15.1x	14.5x

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Actel using the Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for Actel for the second half of fiscal year 2010 and the years 2011 through 2015. Goldman Sachs calculated illustrative terminal values as at the end of calendar year 2015 based on perpetuity growth rates ranging from 1.0% to 3.0%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 10.5% to 14.5%, reflecting estimates of Actel’s weighted average cost of capital. Goldman Sachs then calculated the implied Actel equity value by adding the net present value of free cash flows for the second half of fiscal year 2010 and the years 2011 through 2015 to the discounted terminal values, and adding the book value of cash as of July 4, 2010. This analysis resulted in a range of illustrative implied present values of $18.57 to $25.71 per Share.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of different assumptions for changes in annual revenue growth rates and operating margins for Actel. The sensitivity adjustments to the projected annual revenue growth rates ranged from (5.0%) to 5.0%. The sensitivity adjustments to annual operating margins ranged from (4.0)% to 4.0%. This analysis, assuming a 12.5% discount rate and a perpetuity growth rate of 2%, resulted in a range of illustrative implied present values of $17.23 to $26.22 of the Shares.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the semiconductor industry since 2005:

Buyer	Target	Date of Announcement
Intersil Corporation	Techwell, Inc.	March 2010
Microchip Technology Incorporated	Silicon Storage Technology, Inc	February 2010
ON Semiconductor Corp.	AMI Semiconductor Inc.	December 2007
RF Micro Devices, Inc.	Sirenza Microdevices Inc.	August 2007
LSI Logic Corporation	Agere Systems Inc.	December 2006
SanDisk Corporation	msystems Ltd.	July 2006
Advanced Micro Devices, Inc.	ATI Technologies, Inc.	July 2006
Micron Technology, Inc.	Lexar Media, Inc.	March 2006
Integrated Device Technology, Inc.	Integrated Circuit Sysems, Inc.	June 2005

For each of the selected transactions, Goldman Sachs calculated and compared enterprise offer values as a multiple of next 12 months revenue and equity offer prices as a multiple of next 12 months earnings per share. While none of the companies that participated in the selected transactions are directly comparable to Actel, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Actel’s results, market size and product profile.

The following table presents the results of this analysis:

	Selected Transactions		Offer Price	Offer Price
	Range	Median
Enterprise Offer /NTM Revenue	0.7x-5.8x	1.7x	1.8x	1.7x

Equity Offer /NTM Earnings	14.1x-27.7x	23.3x	15.6x	14.8x

llustrative Present Value of Theoretical Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of theoretical future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple and such company’s estimated future revenue and its assumed enterprise value to revenue multiple. For this analysis, Goldman Sachs used the financial information for the Company from the Forecasts for each of the fiscal years 2012 and 2013. Goldman Sachs first calculated the implied values per Share for each of the fiscal years 2012 and 2013, by applying price to forward earnings per share multiples of 10.0x to 18.0x earnings per Share estimates for each of the fiscal years 2012 and 2013, and then discounted the 2012 and 2013 values back one year and two years, respectively, using a discount rate ranging from 8.5% to 12.5%, reflecting estimates of Actel’s cost of equity. This analysis resulted in a range of implied present values of $13.52 to $25.23 per Share for the 2012 fiscal year and of $13.54 to $26.20 per Share for the 2013 fiscal year. Goldman Sachs also calculated the implied values per Share for each of the fiscal years 2012 and 2013, by applying enterprise value to revenue multiples of 0.8x to 1.2x to Actel revenue estimates for each of the fiscal years 2012 and 2013, adding respective cash amounts and dividing by diluted shares, and then discounted the 2012 and 2013 values back one year and two years, respectively, using a discount rate ranging from 8.5% to 12.5%, reflecting estimates of Actel’s cost of equity. This analysis resulted in a range of implied present values of $14.77 to $18.73 per Share for the 2012 fiscal year and of $14.57 to $18.96 per Share for the 2013 fiscal year.

Premia Paid Analysis. Goldman Sachs calculated the median premia paid relative to the market closing price of the target one day prior and four-weeks prior to the date of the announcement of the transaction for all domestic technology transactions since 2005 where the target was public and transaction value was disclosed and greater than $250 million and less than $1 billion. The following table presents the results of this analysis.

	Median Deal Premia 1-Day Prior	Median Deal Premia 4-Weeks Prior
All Deals	24.6%	29.7%
Actel Offer Price	30.3%	35.8%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Actel or Microsemi or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Actel’s Board as to the fairness from a financial point of view of the $20.88 per Share in cash to be paid to the holders (other than Microsemi and its affiliates) of the Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Actel, Microsemi, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the transaction was determined through arms’-length negotiations between Actel and Microsemi and was approved by the Actel Board. Goldman Sachs provided advice to Actel during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Actel or the Actel Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Actel Board was one of many factors taken into consideration by the Actel Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Actel, Microsemi and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Actel in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking services to Actel and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation. Goldman Sachs may also in the future provide investment banking services to Actel, Microsemi and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

(e) Intent to Tender.

To Actel’s knowledge, after making reasonable inquiry, each of Actel’s executive officers and directors currently intend to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer other than as required pursuant to the Tender and Support Agreement between each such person and Microsemi and the Purchaser. The summary of the Tender and Support Agreement contained in Item 3(b) above is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither Actel nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of Actel concerning the Offer or the Merger.

Goldman Sachs. The Actel Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated August 27, 2010, Actel engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Actel has agreed to pay Goldman Sachs a transaction fee that is expected to be approximately $9 million, $1.25 million of which fee was payable upon execution of the Merger Agreement. In addition, Actel has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by Actel or, to Actel’s knowledge, by any of Actel’s directors, executive officers, affiliates or subsidiaries, except for the following transactions:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
David L. Van De Hey	8/16/2010	Disposition of shares	724	$14.00
David L. Van De Hey	8/17/2010	Disposition of shares	1,237	$14.11

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by Actel in response to the Offer, which relate to a tender offer or other acquisition of Actel securities by Actel, any subsidiary of Actel or any other person.

(b) Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by Actel in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Actel or any subsidiary of Actel, (ii) a purchase, sale or transfer of a material amount of assets by Actel or any subsidiary of Actel, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Actel.

(c) Except as indicated in Items 2, 3 and 4 of this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Microsemi, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Actel Board other than at a meeting of Actel’s shareholders.

Shareholder Approval. Actel has represented in the Merger Agreement that the affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of Actel’s capital stock necessary in connection with the consummation of the Merger. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than 90% of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of Actel.

The 50-90 Rule. Under the CGCL, the Merger Consideration paid to Actel’s shareholders in the Merger may not be cash if Purchaser owns, directly or indirectly, more than 50% but less than 90% of the then outstanding

Shares unless either (i) all the shareholders of Actel consent to the Merger or (ii) the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If such shareholder consent or Commissioner of Corporations approval is not obtained, the CGCL requires that the consideration received in the Merger consist only of non-redeemable common stock of Purchaser or Microsemi.

Top-Up Option. Actel has granted Microsemi a Top-Up Option exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase the Top-Up Shares at a price per Share equal to the Offer Price equal to the lowest number of Shares that, when added to the number of Shares collectively owned by Microsemi or Purchaser at the time of exercise of the Top-Up Option (excluding Shares tendered in the Offer pursuant to guaranteed delivery instructions as to which delivery instructions as to which delivery has not been completed at the time of exercise of the Top-Up Option), constitutes one Share more than 90% of the sum of (i) the then outstanding Shares plus (ii) a number equal to the number of Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights including Company RSUs, Company SARs, Company Stock Options and Shares to be issued pursuant to the ESPP, in each case, which are convertible or exercisable prior to the date that is 10 business days after such exercise and the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option will not be exercisable for Shares in excess of the number of Shares authorized and unissued or held in the treasury of Actel. The Top-Up Option is not exercisable unless, immediately after such exercise and the issuance of Shares, Purchaser, together with Microsemi would hold one Share more than the Short-Form Merger Threshold.

If immediately following the successful consummation of the Offer and assuming exercise in full of the Top-Up Option, Microsemi, Purchaser and their respective wholly owned subsidiaries would own less than 90% of the Shares then outstanding (after giving effect to the exercise in full of the Top-Up Option), Purchaser may, but is not required to, in order to seek additional Shares and facilitate the consummation of the Merger using such short form merger procedures, provide for a “subsequent offering period” (and one or more extensions thereof) under federal securities law and in accordance with the Merger Agreement following such successful consummation of the Offer of not less than three nor more than 20 business days in the aggregate.

If Purchaser holds, together with all Shares held by Microsemi, less than 90% of the then outstanding Shares following the successful consummation of the Offer (and the “subsequent offering period” provided by Purchaser, if any, and the exercise, if permitted under the Merger Agreement, of the Top Up Option described above), Microsemi and Actel must obtain the approval of Actel’s shareholders holding a majority of the outstanding Shares to adopt the Merger Agreement prior to consummating the Merger. In this event, Actel has agreed to call and convene a shareholder meeting to obtain this approval, and Purchaser will vote all Shares it acquires pursuant to the Offer in favor of the adoption of the Merger Agreement, thereby assuring approval.

If, at any expiration date of the Offer, all of the conditions to the consummation of the Offer (including the Minimum Condition) have been satisfied or waived, but the number of Shares validly tendered in the Offer and not properly withdrawn is less than that number of Shares which, when added to the number of Shares that may be issued pursuant to the Top-Up Option in compliance with the Merger Agreement, would represent at least one Share more than the Short-Form Merger Threshold, then upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser may elect to reduce the Minimum Condition to the Reduced Purchase Amount and purchase, on a pro rata basis based on the Shares actually deposited in the Offer by each such holder of Shares, Shares representing the Reduced Purchase Amount.

Short-Form Merger. Section 1110 of the CGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Microsemi, Purchaser and Actel have agreed under the Merger Agreement to take all necessary action to effect the Merger without a meeting of the shareholders of Actel, if permitted to do so under the CGCL, as soon as reasonably practicable (and in no event more than 24 hours unless otherwise restricted or prohibited by applicable law) after such acquisition. Even if Microsemi and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Microsemi and Purchaser could seek to purchase additional Shares in the open market, from Seller or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

If Microsemi and Purchaser (together with any other subsidiaries of Microsemi) hold in the aggregate at least 90% of the outstanding Shares, Purchaser will cause the short-form merger to become effective without any further notice to the shareholders of Actel.

California Anti-Takeover Law. Because Actel is incorporated under the laws of the State of California, it is subject to Section 1203 of the CGCL. Section 1203 provides that if a tender offer is made to some or all of a corporation’s shareholders by an “interested party,” (A) an affirmative opinion in writing as to the fairness of the consideration to the shareholders of such corporation is required to be delivered to the shareholders at the time that the tender offer is first made in writing to the shareholders and (B) in the event a third party proposal (“Proposal”) to acquire the same corporation is made to the corporation or its shareholders at least ten days prior to the date for the acceptance of the shares tendered to the “interested party,” the shareholders of the corporation shall be informed of such Proposal, forwarded copies of any written materials provided by the person making the Proposal and given a reasonable period of time (ten days from the date of notice or publication of the Proposal) to withdraw any tender in favor of the “interested party” tender offer. However, if the tender offer is commenced by publication and tender offer materials are subsequently mailed or otherwise distributed to the shareholders, the opinion may be omitted in the publication if the opinion is included in the materials distributed to the shareholders.

For purposes of Section 1203, the term “interested party” includes, among other things, a person who is a party to the transaction and who (A) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (B) is, or is directly or indirectly controlled by, an officer or director of the subject corporation or (C) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation. None of Actel, Microsemi or Purchaser believes that the Offer constitutes a transaction that falls within the provisions of Section 1203.

Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Microsemi of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Microsemi and Actel both intend to file Premerger Notification and Report Forms with the FTC and the Antitrust Division promptly after the commencement of the Offer. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day after such filing, unless earlier terminated by the FTC and the Antitrust Division or Microsemi and Purchaser receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Microsemi or Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of substantial compliance by Microsemi and Purchaser with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Microsemi’s and Purchaser’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Failure by Actel to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Microsemi or its subsidiaries, or of Actel or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

Dissenters’ Rights. No dissenters’ rights are available in connection with the Offer. However, if the Merger is consummated following the completion of the Offer, each holder of Shares who fully complies with and meets all the requirements of the provisions of Chapter 13 of the CGCL (“Qualifying Shareholders”) may have the right to require Actel to purchase the holder’s Shares for cash at “fair market value.” A Qualifying Shareholder will be entitled to exercise these dissenters’ rights under the CGCL only if (i) the holders of 5% or more of the outstanding Shares properly file demands for payment of the fair market value or (ii) the Shares held by such holder are subject to any restriction on transfer imposed by Actel or by any law or regulation (“Restricted Shares”). Accordingly, if the holders of 5% or more of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL, all other Qualifying Shareholders will be entitled to require Actel to purchase their Shares for cash at their fair market value if the Merger is consummated. If the holders of less than 5% of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL but any holder of Restricted Shares properly files such a demand, only such holder or holders of Restricted Shares shall be entitled to require Actel to purchase their Shares as described in the preceding sentence. In addition, if immediately prior to the effective time of the Merger, the Shares are not listed on a national securities exchange certified by the California Commissioner of Corporations, holders of Shares may exercise dissenters’ rights as to any or all of their Shares entitled to such rights. If the Merger is not consummated, no Qualifying Shareholder will be entitled to have Actel or Microsemi purchase such holder’s Shares under Chapter 13 of the CGCL.

Under the CGCL, the “fair market value” of the Shares may be one agreed to by Actel and the Qualifying Shareholders or judicially determined, depending on the circumstances. The “fair market value” is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation as a result of the Merger and subject to adjustments. The value so determined could be more or less than the Offer Price. Moreover, a damages remedy or injunctive relief may be available if the Merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If a shareholder and Actel do not agree on whether that shareholder is a Qualifying Shareholder, or if a Qualifying Shareholder and Actel fail to agree on the fair market value of Shares and neither Actel nor the Qualifying Shareholder files a complaint or intervenes in a pending action within six months after Actel mails the required notice that shareholders have approved the Merger, that shareholder does not have (or will cease to have) rights as a dissenting shareholder. After a shareholder files a demand to exercise dissenters’ rights, that shareholder may not withdraw the demand without Actel’s consent.

The foregoing discussion of the rights of Qualifying Shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights and is qualified in its entirety by reference to Chapter 13 of the CGCL, a copy of which is attached hereto as Annex III.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS COMPLETED. IF THE MERGER IS COMPLETED THROUGH A SHORT-FORM MERGER PURSUANT TO SECTION 1110, SHAREHOLDERS SHOULD REFER TO THE NOTICE OF SHORT-FORM MERGER ATTACHED AS SCHEDULE II TO THE SCHEDULE TO FOR MORE INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH. IF THE MERGER IS SUBJECT TO SHAREHOLDER APPROVAL, SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

SHAREHOLDERS WHO TENDER SHARES PURSUANT TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Actel, Microsemi and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, the ability of Microsemi to obtain financing in connection with the Offer, the requirement of Actel to call a meeting of shareholders to effect the Merger, the possibility of any termination of the Merger Agreement, and possible benefits of the Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in Actel’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Actel’s filings with the Securities and Exchange Commission are not applicable to any forward-looking statements made in connection with the Offer. Further risks and uncertainties associated with the Offer include: the risk that Actel’s customers may delay or refrain from purchasing Actel’s services due to uncertainties about Actel’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; the risk that more than a majority but fewer than 90% of the Shares are tendered in the Offer, which would necessitate an Actel shareholder vote to approve the Merger; and the risk that litigation is commenced in connection with the Merger Agreement and the Offer, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 9.	Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated October 4, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(1)(D)	Form of Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(2)(A)	Letter to shareholders of Actel Corporation dated October 4, 2010*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Press release issued by Microsemi Corporation on October 4, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Actel Corporation on October 4, 2010)

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on October 4, 2010 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(5)(C)	Opinion of Goldman, Sachs & Co. dated October 2, 2010 (attached hereto as Annex II)*

(e)(1)	Agreement and Plan of Merger dated October 2, 2010, by and among Actel Corporation, Artful Acquisition Corp. and Microsemi Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Actel Corporation on October 4, 2010)

(e)(2)	Tender and Support Agreement dated October 2, 2010, by and among Artful Acquisition Corp., Microsemi Corporation and certain shareholders of Actel Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Actel Corporation on October 4, 2010)

(e)(3)	Mutual Non-Disclosure Agreement dated April 15, 2010, by and between Actel Corporation and Microsemi Corporation*

(e)(4)	Exclusivity Agreement dated September 15, 2010, by and between Actel Corporation and Microsemi Corporation*

(e)(5)	Restated Articles of Incorporation of Actel Corporation (incorporated by reference to Exhibit 3.1 to Actel Corporation’s Annual Report on Form 10-K for the fiscal year ended January 5, 2003)

Exhibit Number	Description
(e)(6)	Amended and Restated Bylaws of Actel Corporation (incorporated by reference to Exhibit 3.1 to Actel Corporation’s Current Report on Form 8-K filed with the SEC on July 29, 2010)

(e)(7)	Certificate of Amendment to Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Actel Corporation (incorporated by reference to Exhibit 3.3 to Actel Corporation’s Registration Statement on Form 8-A filed with the SEC on October 24, 2003)

(e)(8)	Preferred Stock Rights Agreement dated October 17, 2003, by and between Actel Corporation and Wells Fargo Bank N.A., including the Certificate of Amendment of Certificate to Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference to Exhibit 4.1 to Actel Corporation’s Registration Statement on Form 8-A filed with the SEC on October 24, 2003)

(e)(9)	First Amendment to Preferred Stock Rights Agreement dated October 2, 2010, by and between Actel Corporation and Wells Fargo Bank N.A. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Actel Corporation on October 4, 2010)

(e)(10)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.1 to Actel Corporation’s Registration Statement on Form S-1 declared effective on August 2, 1993)

(e)(11)	Amended and Restated 1986 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Actel Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005)

(e)(12)	2003 Director Stock Option Plan (incorporated by reference to Exhibit 4.4 to Actel Corporation’s Registration Statement on Form S-8 declared effective on January 26, 2004)

(e)(13)	Amended and Restated 1993 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Actel Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005)

(e)(14)	1995 Employee and Consultant Stock Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to Actel Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 7, 2002)

(e)(15)	Amended and Restated Employee Retention Plan (incorporated by reference to Exhibit 10.6 to Actel Corporation’s Current Report on Form 8-K filed with the SEC on December 5, 2005)

(e)(16)	Deferred Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.7 to Actel Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000)

(e)(17)	2010 Key Employee Incentive Plan: Executive (incorporated by reference to Exhibit 3.1 to Actel Corporation’s Current Report on Form 8-K filed with the SEC on July 29, 2010)

(e)(18)	Employment Agreement dated August 17, 2009, by and between Actel Corporation and Maurice E. Carson (incorporated by reference to Exhibit 10.1 to Actel Corporation’s Current Report on Form 8-K filed with the SEC on August 14, 2009)

(e)(19)	Transition Agreement dated February 2, 2010, by and between Actel Corporation and John C. East (incorporated by reference to Exhibit 10.1 to Actel Corporation’s Current Report on Form 8-K filed with the SEC on February 4, 2010)

(g)	Not applicable

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

Annex II	Opinion of Goldman, Sachs & Co. dated October 2, 2010

Annex III	Chapter 13 of the California General Corporation Law

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTEL CORPORATION

Date: October 4, 2010	By:	/s/ JOHN C. EAST
John C. East
President and Chief Executive Officer

Annex I

Actel Corporation

2061 Stierlin Court

Mountain View, CA 94043

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about October 4, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.001 par value together with the associated preferred stock purchase rights (the “Shares” or the “Common Stock”), of Actel Corporation, a Delaware corporation (“Actel”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Microsemi Corporation, a Delaware corporation (“Microsemi”), to the board of directors of Actel (the “Actel Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of October 2, 2010 (the “Merger Agreement”), by and among Microsemi, Artful Acquisition Corp., a California corporation and wholly owned subsidiary of Microsemi (the “Purchaser”), and Actel.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on October 4, 2010, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $20.88 per Share, in cash without interest, but less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of Actel and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Microsemi with the Securities and Exchange Commission (the “SEC”) on October 4, 2010. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, November 1, 2010 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into Actel (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by Actel with the SEC on October 4, 2010, and which is being mailed to shareholders of Actel along with this Information Statement.

The information contained in this Information Statement concerning Microsemi, Purchaser and the Purchaser Designees (as defined below) has been furnished to Actel by either Microsemi or Purchaser, and Actel assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE ACTEL BOARD OF DIRECTORS

The Merger Agreement provides that, effective upon the acceptance for payment of such number of Shares validly tendered in the Offer that represents at least a majority of the then issued and outstanding Shares and from time to time thereafter, Purchaser will be entitled to designate the number of directors (the “Purchaser Designees”), rounded up to the next whole number, to the Actel Board of Directors (the “Actel Board”) as will give Purchaser representation on the Actel Board equal to the product of the total number of directors on the Actel Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by Microsemi and/or Purchaser following such purchase bears to the total number of Shares outstanding, and Actel will cause Purchaser’s designees to be elected or appointed as directors of Actel, including increasing the size of the Actel Board and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, until the effective time of the Merger (the “Effective Time”), the Actel Board will always have at least two directors who are not employed by Actel and who are not officers, directors, employees, or designees of Microsemi or Purchaser or any of their affiliates. As a result, Microsemi will have the ability to designate a majority of the Actel Board following the consummation of the Offer.

Microsemi has informed Actel that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to Actel by Microsemi, sets forth, with respect to each individual who may be designated by Microsemi as a Microsemi Designee, the name, age of the individual as of October 3, 2010, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States except that Ralph Brandi is a citizen of Denmark. Microsemi has informed Actel that each such individual has consented to act as a director of Actel, if so appointed or elected. If necessary, Microsemi may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is 2381 Morse Avenue, Irvine, California 92614.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of Director	Age	Employment History for Past Five Years	Director Since
John W. Hohener	55	Executive Vice President, Chief Financial Officer and Secretary since 2009; Vice President, Chief Financial Officer and Secretary since 2008; Vice President of Finance, Treasurer and Chief Accounting Officer since 2007; Vice President of Finance from 2006 to 2007; Executive Vice President and Chief Financial Officer of Biolase Technology, Inc., a medical technology company, from 2004 to 2006.	2006

Ralph Brandi	66	Executive Vice President, Chief Operating Officer since 2002; Vice President-Operations from 2000 to 2002.	2000

John M. Holtrust	60	Senior Vice President of Human Resources since 2005; Vice President of Human Resources from 2000 to 2005	2000

Steven G. Litchfield	41	Executive Vice President, Chief Strategy Officer since 2009; Executive Vice President-Analog Mixed Signal Group from 2006 to 2009; Vice President-Corporate Marketing & Business Development from 2003 to 2006; Director of Business Development from 2001 to 2003.	2003

Russell R. Garcia	49	Executive Vice President, Marketing and Sales since 2010; Chief Executive Officer of WiSpry, Inc., a programmable radio frequency semiconductor company, from 2007 to 2010; President and Chief Executive Officer of u-Nav Microelectronics, a global positioning system semiconductor company, from 2001 to 2006.	2010

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot occur prior to November 1, 2010, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Actel Board.

GENERAL INFORMATION CONCERNING ACTEL

The Common Stock is the only class of voting securities of Actel outstanding that is entitled to vote at a meeting of the shareholders of Actel. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of Actel’s shareholders. As of September 30, 2010, 25,916,764 shares of Common Stock were issued and outstanding.

Information Regarding the Directors of Actel

The Actel Board currently consists of eight members. Set forth below is certain information furnished to us by each of the incumbent directors as of September 30, 2010, including, with respect to each director of Actel, his name, employment history for the past five years and the year in which he joined the Actel Board.

Name of Director	Age (1)	Employment History for Past Five Years	Director Since
John C. East	65	Mr. East has been a director, and has served as our President and Chief Executive Officer, since December 1988.	1988

James R. Fiebiger	69	Dr. Fiebiger has been a director since December 2000. He has been an independent consultant to the semiconductor industry since October 2004.	2000

Jacob S. Jacobsson	56	Mr. Jacobsson has been a director since May 1998 and an independent business consultant since 2009. From March 2006 until 2009, he was President and Chief Executive Officer of Blaze DFM, Inc., a privately-held company that offers products for Design For Manufacturability products that was acquired in February 2009 by Tela Innovations. For the six years before that, he was President and Chief Executive Officer and a director of Cynapps, Inc., and its successor by merger, Forte Design Systems, a privately-held company that offers products and services for the hierarchical design and verification of large, complex systems and integrated circuits.	1998

Patrick W. Little	47	Mr. Little has been a director since June 2009. He has been an independent business consultant since April 2009, after serving as Chief Executive Officer of eASIC Corporation, a privately-held provider of ASIC semiconductor devices, from October 2008. Prior to eASIC, Mr. Little held a number of executive management positions at Xilinx Corporation, which he joined in 2003, including Vice President and General Manager of the CPLD division, Vice President of Worldwide Sales & Services, Senior Vice President and General Manager of the High Volume Products Group, and most recently Senior Vice President of Products & Market Development.	2009

J. Daniel McCranie	66	Mr. McCranie has been a director since April 2004. Mr. McCranie was chairman of the board of directors of Virage Logic Corporation, a provider of application-optimized semiconductor intellectual property platforms based on memory, logic, and design tools, from August 2003 until September 2010, when Virage was acquired by Synapsys, Inc. Mr. McCranie has been the chairman of the board of directors of ON Semiconductor Corporation, a global supplier of power and data management and standard semiconductor components, since August 2002. He became Executive Chairman of Virage in March 2006, and served in that role until taking over as President and Chief Executive Officer in January 2007, a position he held until October 2008. In October 2008, he became Executive Chairman and served in that role until September 2010. Mr. McCranie is also a member of the board of directors of Cypress Semiconductor Corporation, a diversified, broadline semiconductor supplier with a communications focus located in San Jose, California, where he was employed from 1993 to 2001, most recently as Vice President, Marketing and Sales.	2004

Jeffrey C. Smith	38	Mr. Smith has been a director since March 2009. Mr. Smith is a Partner Managing Director of Ramius LLC, which he joined in 2003, where he is responsible for overseeing the firm’s multi-strategy investment platform and is the Chief Investment Officer of the Ramius Value and Opportunity Fund.	2009

Name of Director	Age	Employment History for Past Five Years	Director Since
Robert G. Spencer	66	Mr. Spencer has been a director of Actel since 1989 and has served as the Lead Director of the board of directors since 2007. He is currently Chairman of the Nominating and Corporate Governance Committee and is a member of the Audit Committee. He has been a principal of The Spencer Group, a technology and venture capital consulting firm, since 1984.	1986

Eric J. Zahler	60	Mr. Zahler was appointed as a director on March 23, 2009. Since July 2008, he has been Managing Director of Sagamore Capital Group LLC, a private equity firm pursuing investments in the aerospace/defense, industrial electronics and certain business service markets. From February 2000 to November 2007, Mr. Zahler was President and Chief Operating Officer of Loral Space & Communications Inc., a global satellite communications services provider and a manufacturer of commercial satellites.	2009

(1)	Ages as of September 30, 2010.

Information Regarding the Executive Officers of Actel

Set forth below is certain information regarding each of our executive officers as of September 30, 2010, including, with respect to each executive officer of Actel, his or her name, present position with Actel and employment history for the past five years.

Name of Executive Officer	Age (1)	Present Position and Employment History for Past Five Years
John C. East(2)	65	Mr. East has served as our President and Chief Executive Officer since December 1988.

Maurice E. Carson	53	Mr. Carson has served as our Executive Vice President and Chief Financial Officer since August 2009. Prior to joining us, Mr. Carson was Senior Vice President and Chief Financial Officer of Kulicke & Soffa, a global leader in the design and manufacture of semiconductor assembly equipment.

Esmat Z. Hamdy	60	Dr. Hamdy, one of our founders, was our Vice President of Technology from August 1991 to March 1996 and Senior Vice President of Technology from March 1996 to September 1996, and has been our Senior Vice President of Technology and Operations since September 1996.

Jay A. Legenhausen	44	Mr. Legenhausen joined us in October 2007 as Senior Vice President of Worldwide Sales. From 1990 until joining us, he held various management, sales, marketing and engineering positions with Cypress Semiconductor, a semiconductor manufacturer, with the most recent position of Vice President of Sales, Americas.

Fares N. Mubarak	49	Mr. Mubarak has served as our Senior Vice President of Engineering & Marketing since October 2007. Mr. Mubarak joined Actel in November 1992, served as our Director of Product and Test Engineering until October 1997, became our Vice President of Engineering in October 1997, and became our Senior Vice President of Engineering in February 2006.

Anthony Farinaro	47	Mr. Farinaro joined Actel in August 1998 as our Vice President & General Manager of Design Services.

Barbara L. McArthur	59	Ms. McArthur joined Actel in July of 2000 as our Vice President of Human Resources.

David L. Van De Hey	54	Mr. Van De Hey joined Actel in July 1993 as our Corporate Counsel, became our Secretary in May 1994, and has been our Vice President & General Counsel since August 1995.

(1)	Ages as of September 30, 2010.
(2)	Mr. East also serves on the Actel Board.

CORPORATE GOVERNANCE

We believe that responsible corporate governance is vital to ensuring that Actel is managed for the benefit of our shareholders. The Actel Board and management are committed to establishing and maintaining policies, procedures, and practices that foster responsible corporate governance. In conjunction with the preparation of this Information Statement, the Actel Board and management thoroughly reviewed and enhanced our governance policies, procedures, and practices. In conducting this review, we looked to the provisions of the Sarbanes-Oxley Act of 2002, various new and proposed rules of the Securities and Exchange Commission (“SEC”), the listing standards of the NASDAQ Global Market (“NASDAQ”), suggestions by various authorities on corporate governance, and the practices of other public companies.

Board Responsibilities

In accordance with the California General Corporation Law (the “CGCL”) and Actel’s restated articles of incorporation and amended and restated bylaws, the business and affairs of Actel are managed and all corporate powers are exercised under the direction of the Actel Board. While management is responsible for Actel’s day-to-day activities, the Actel Board oversees, counsels, and directs management in the long-term interests of Actel and our shareholders. Other Actel Board responsibilities include:

•	evaluating and approving corporate objectives and strategies, significant policies, and major commitments of corporate resources;

•	overseeing the conduct of our business and the assessment of our business risks to evaluate whether the business is being properly managed;

•	overseeing the processes for maintaining the integrity of our financial statements and other public disclosures and complying with applicable laws and policies; and

•	planning for succession with respect to the position of Chief Executive Officer (“CEO”) and monitoring management’s succession planning for other senior executives.

The Actel Board and its committees (the “Committees”) meet throughout the year on a set schedule and, when necessary or appropriate, hold special meetings or act by unanimous written consent.

Corporate Governance Documents

The Actel Board believes that Actel has implemented effective corporate governance policies and observes responsible corporate governance procedures and practices. We have formal Corporate Governance Guidelines, Charters for the standing Committees of the Actel Board, and corporate codes of ethics as well as procedures for reporting stock trades and other transactions by directors and executive officers. With the assistance of our Nominating and Corporate Governance Committee and management, the Actel Board reviews our corporate governance structure periodically and updates our governance policies, procedures, and practices as necessary to comply with the rules of the SEC and NASDAQ and evolving oversight practices.

Our Corporate Governance Guidelines, the Charters of the three standing Committees of the Actel Board, and our Code of Business Conduct and Ethics and Code of Ethics for Principal Executive and Senior Financial Officers constitute the framework of our existing corporate governance structure. These corporate governance documents are available on our website at http://www.actel.com/company/ir/docs.aspx. Printed copies of these documents are also available to any shareholder at no charge upon written request to Actel Corporation, 2061 Stierlin Court, Mountain View, California 94043, Attention: Corporate Secretary.

Corporate Governance Guidelines

The Actel Board has adopted Corporate Governance Guidelines to help fulfill its responsibilities to shareholders in overseeing the work of management and Actel’s business. These Guidelines are intended to ensure that the Actel Board has the necessary authority and practices in place to review and evaluate Actel’s business operations and, when appropriate, to make decisions that are independent of management. In addition, the Guidelines are intended to align the interests of directors and management with those of our shareholders as well as with those of our employees, customers, suppliers, and the local communities in which we operate. The Nominating and Corporate Governance Committee is responsible for overseeing and reviewing the Corporate Governance Guidelines and recommending any changes to the Actel Board. The Actel Board may amend, waive, suspend, or repeal any of the Guidelines at any time, with or without public notice, as it determines necessary or appropriate in the exercise of its judgment or fiduciary duties.

The Corporate Governance Guidelines set forth the practices the Actel Board follows with respect to Board and Committee composition, selection, meetings, and evaluation; CEO performance evaluation and succession planning; and continuing education. Among other matters, the Corporate Governance Guidelines also include the following:

Access to Management and Outside Experts

Our Corporate Governance Guidelines provide that non-employee directors have access to our records and files and to individual members of management or to other employees on a confidential basis. Directors are also authorized to conduct independent investigations and to hire, at our expense, such independent legal, financial, and other advisors as they deem necessary or appropriate.

Attendance at Annual Meetings

Under our Corporate Governance Guidelines, all members of the Actel Board are encouraged (but not required) to attend our annual meetings of shareholders. Each member of the Actel Board attended the 2009 Annual Meeting of Shareholders in person or by teleconference.

Attendance at Board and Committee Meetings

Consistent with our Corporate Governance Guidelines, each director is expected to attend a minimum of 75% of all meetings of the Actel Board and the Committees on which the director serves. During 2009, each director attended, in person or by teleconference, at least 75% of the aggregate number of meetings of the Actel Board and all Committees of the Actel Board on which he served.

Independent Director Requirements and Limits on Employee Directors

Our Corporate Governance Guidelines require that a majority of the Actel Board, and all members of our Audit, Compensation, and Nominating and Governance Committees, meet the criteria for independence under the rules of NASDAQ. In addition, no more than two employees are permitted to serve on the Actel Board. Currently John C. East, our President and CEO, is the only employee serving on the Actel Board .

Lead Independent Director

Under our Corporate Governance Guidelines, if the Chairman of the Actel Board (the “Chairman”) is an independent director, the Chairman of the Actel Board also serves as the Lead Independent Director. If the Chairman of the Actel Board is not an independent director, one of the independent directors is elected by a majority of the independent directors to be the Lead Independent Director. The responsibilities of the Lead Independent Director include presiding at all meetings at which the Chairman is not present, including executive sessions of the independent directors; calling meetings of the non-employee directors when necessary and appropriate; and performing such other duties as the Actel Board may from time to time delegate. Since July 2010, J. Daniel McCranie has served as our non-executive Chairman of the Actel Board.

Limits on Additional Board Service

Under our Corporate Governance Guidelines, a director may not serve on more than five public company boards (including the Actel Board) absent an affirmative finding by the Nominating and Governance Committee that the director (or candidate for director) would still be able to fulfill his or her responsibilities to Actel. Currently, none of our directors serves on more than five public company boards. In addition, under our Corporate Governance Guidelines, no executive officer may sit on the Actel Board of another public company without the approval of the Nominating and Governance Committee, and no executive officer may sit on the Actel Board of more than two public companies (including the Actel Board).

Private and Executive Sessions

As reflected in our Corporate Governance Guidelines, our directors meet regularly (typically after each regularly-scheduled Actel Board meeting) in private session without other members of management present, and our non-employee directors meet regularly (also typically after each regularly-scheduled Actel Board meeting) in executive session without our CEO and other members of management present. In addition, any director may request additional private or executive sessions to discuss any matter.

Stock Ownership Guidelines

In conjunction with the preparation of the Actel 2010 Annual Meeting proxy statement, our Nominating and Corporate Governance Committee recommended, and the Actel Board adopted, share ownership guidelines for our executive officers and non-employee directors. We believe that share ownership links the interests of the Actel Board and executive officers with our shareholders. The ownership guidelines specify that executive officers are expected to own at least 1,000 shares of Actel’s stock and non-employee directors are expected to own shares of Actel’s stock with a value equal to at least the amount of the annual cash retainer (currently $35,000). Executive officers and non-employee directors are encouraged to reach this goal within five years and to hold at least the minimum number of shares for as long as he or she is an executive officer or non-employee director. Our Nominating and Corporate Governance Committee will review these guidelines at least annually for appropriateness and compliance.

Corporate Codes of Ethics

We have a Code of Business Conduct and Ethics that applies to our officers, directors, and employees and is designed to promote compliance with the laws applicable to our business, accounting standards, and proper and ethical business methods and practices. We also have a Code of Ethics for Principal Executive and Senior Financial Officers that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics, as applied to our principal executive officer, principal financial officer, and principal accounting officer, constitutes our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act and is our “code of conduct” within the meaning of the listing standards of NASDAQ. Both Codes are available on our website at http://www.actel.com/company/ir/docs.aspx. We intend to disclose any future amendments to certain provisions of our Code of Ethics, and any waivers of provisions of the Code of Ethics required to be disclosed under the rules of the SEC or listing standards of NASDAQ, at the same location on our website.

Policies, Procedures, and Practices

Our policies, procedures, and practices reflect corporate governance initiatives that are in compliance with the listing requirements of NASDAQ and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including:

•	All members of the Audit Committee, Compensation Committee, and Nominating and Governance Committee are independent directors;

•	The Actel Board has adopted clear Corporate Governance Guidelines;

•	The Actel Board has elected a Lead Independent Director;

•	Our independent directors meet regularly without management present;

•	Seven of the eight directors who stood for re-election at the 2010 Annual Meeting of Shareholders are independent of us and our management;

•	The charter of each Committee of the Actel Board clearly establish its roles and responsibilities;

•

We have a Code of Business Conduct and Ethics that applies to all of our officers, directors, and employees and covers topics such as financial reporting, conflicts of interest, insider trading, and compliance with laws, rules, regulations, and other Company policies;

•

We have a Code of Ethics for Principal Executive and Senior Financial Officers that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions; and

•

We have a hotline available to all employees, and our Audit Committee has procedures in place for the anonymous submission of any employee complaint, including those related to accounting, internal controls, or auditing matters.

In addition to complying with the applicable corporate governance rules and accepted practices, we believe that the CGCL and Actel’s Restated Articles of Incorporation and Amended and Restated Bylaws include many provisions that are generally perceived by shareholders to be favorable for responsible corporate governance. For example, the entire Actel Board is elected annually and shareholders have the right to act by written consent and to call a special meeting.

Related Person Transactions

As discussed above, our directors and executive officers are subject to our Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics requires our directors and executive officers to avoid situations in which a conflict of interest might occur or appear to occur. If such a related party transaction is unavoidable, the director or executive officer must fully disclose the nature of the related party transaction to the Chief Financial Officer (“CFO”). If determined to be material to Actel by the CFO, Actel’s Audit Committee must review and pre-approve in writing such related party transaction. The most significant related party transactions, particularly those involving Actel’s directors or officers, must be reviewed and pre-approved in writing by the Actel Board of Directors.

In addition, on an annual basis and upon any new appointment, each director and executive officer is required to complete a director and officer questionnaire that requires disclosure of any related party transactions pertaining to the director or executive officer. The Actel Board will consider such information in its determinations of independence with respect to our directors under NASDAQ Listing Rule 5605(a)(2) and the applicable rules promulgated by the SEC.

For the year ended January 3, 2010 and through September 30, 2010, there were no related party transactions involving Actel.

Shareholder Communications with Our Directors

Shareholders may communicate with the Actel Board, a particular director, or the independent directors generally at the following address:

Actel Corporation

c/o Corporate Secretary

2061 Stierlin Court

Mountain View, CA 94043-4655

If no particular director or group of directors is named, communications will be forwarded to the Actel Board or to the Chairman of the Audit, Compensation, or Nominating and Corporate Governance Committee, depending on the subject matter. Communications that are unduly hostile, threatening, illegal, or otherwise unsuitable will not be forwarded, the Corporate Secretary will advise the appropriate director(s) of any communication withheld as soon as practicable.

Board Leadership Structure

On February 4, 2010, we announced that Mr. East will retire as President and CEO of Actel and as a member of the Actel Board. He will remain in his current roles until the earlier to occur of (i) the Effective Time of the Merger or (ii) a new CEO is in place. In connection with his transition agreement, Mr. East will then serve as a consultant until August 2, 2011. The Actel Board has formed a committee to conduct a search (which includes both internal and external candidates) for a new President and CEO. Mr. East is on the search committee. Pending the earlier to occur of (i) the completion of the Merger or (ii) the termination of the Merger Agreement, the Actel Board has suspended the search for Mr. East’s successor.

Current Board Leadership Structure

Until July 2010, the Actel Board did not have a non-executive Chairman. In July 2010, J. Daniel McCranie became our non-executive chairman. Under Actel’s bylaws, in the absence or nonexistence of a Chairman of the Actel Board, the president presides at all meetings of the Actel Board. After considerable deliberation, the Actel Board decided to maintain the existing leadership structure for the time being. Prior to Mr. McCranie’s appointment, the Actel Board had determined that, under the current circumstances, it was in the best interests of Actel and its shareholders for Mr. East (with the assistance of the Lead Independent Director) to set the strategic priorities for the Actel Board, preside over its meetings, and communicate its strategic findings and guidance to the other members of senior management. Upon his appointment as Chairman, Mr. McCranie has taken over the responsibilities of the Lead Independent Director. As discussed below under the heading, “Independent Chairman,” the responsibilities of our Independent Chairman include collaborating with the CEO and other independent directors to set the Actel Board meeting agendas; presiding over executive sessions of the Actel Board’s independent directors; briefing the CEO on issues arising during executive sessions of the Actel Board; and generally acting as the principal liaison between the CEO and our independent directors on issues related to the Actel Board matters.

The Actel Board believes that continuation of our existing board leadership structure is appropriate for Actel given the experience and active involvement of our independent directors and our corporate governance practices, which include regular communication with and interaction between and among the CEO, the Independent Chairman, and the other independent directors. Seven of our eight directors, and all three of our Committees, are independent, providing consistent and effective oversight of our management and Actel. In addition, an executive session of independent directors is held after each regularly-scheduled meeting of the Actel Board and at other times as necessary. The Committees of the Actel Board also generally meet in executive session at the end of each Committee meeting. At executive sessions, independent directors speak candidly on any matter of interest without the presence of management, including the CEO, who is the only non-independent director. Following each executive session, the Independent Chairman (in the case of the Actel Board meetings) or committee chairman (in the case of Committee meetings) informs the CEO about issues that arose or other feedback that was provided in the executive session. Our Independent Chairman acts as the principal liaison with the CEO (and other members of senior management) about questions or concerns raised or recommendations made by the independent directors at other times. In short, the Actel Board believes that the existing Board leadership structure is consistent with the Actel Board’s fundamental responsibility of providing effective independent oversight and direction to management.

Independent Chairman

An Independent Chairman or Lead Independent Director is required under our Corporate Governance Guidelines when the position of chairman of the Actel Board is not held by an independent director. In its discussions about whether to appoint an Independent Chairman, the Actel Board concluded that the responsibilities of a Lead Independent Director and an Independent Chairman are very similar. Both structures ensure a greater role for independent directors in the oversight of Actel and active participation by the independent directors in setting agendas and establishing priorities and procedures for the work of the Actel Board. The Actel Board appointed an Independent Chairman in July 2010.

The role of the Independent Chairman is to assist the CEO in establishing the strategic direction for Board discussions and decision-making and to act as the principal liaison between the CEO and the independent directors on issues related to the Actel Board matters. More specifically, the responsibilities of the Independent Chairman include:

•	advising management on the information needs of the independent directors;

•	assisting management and the Actel Board in implementing, promoting compliance with, and updating Actel’s Corporate Governance Guidelines;

•	assisting management in assuring compliance with applicable corporate and securities laws;

•	being available for consultation with shareholders to the extent requested by the CEO or determined by the independent directors; and

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briefing the CEO on issues arising in executive sessions of the Actel Board and, when necessary, on issues, views, or concerns of the independent directors that arise outside of the Actel Board meetings;

•	calling meetings of the independent directors;

•	calling special meetings of the Actel Board or of Actel’s shareholders, as specified in Actel’s bylaws;

•	collaborating with the CEO and other independent directors to schedule the Actel Board meetings and to set meeting agendas;

•	facilitating full and open discussion between management and the independent directors.

•	participating actively in corporate governance;

•	performing the functions of the Chairman of the Actel Board;

•	presiding as the chair at executive sessions of the Actel Board;

•	providing input as necessary on the content of the Actel Board presentation materials;

•	receiving communications from shareholders in accordance with the procedures specified in our proxy statements for communications with the Actel Board;

•	recommending to the Actel Board the retention of consultants who report directly to the Actel Board;

•	retaining such legal or other advisors as the Independent Chairman deems necessary or appropriate; and

•	such other duties as the Actel Board may from time to time delegate to the Independent Chairman.

Future Board Leadership Structure

As stated in our Corporate Governance Guidelines, the Actel Board believes it is in the best interests of Actel and its shareholders for the Actel Board to make its own determinations, based on all of the then-current facts and circumstances, about whether to separate the roles of Chairman and CEO and whether the Chairman, if not the CEO, should be an independent director. More specifically, after carefully considering the issues involved, in July 2010 the Actel Board concluded that Actel and the Actel Board were best served by having Mr. McCranie appointed to serve as Independent Chairman.

Actel Board Oversight of Risk Management

The Actel Board has an active role in overseeing Actel’s risk management process. While the Actel Board has overall responsibility for the oversight of Actel’s risk management process, Actel’s management is responsible for identifying, assessing, and managing the material risks facing Actel. More specifically, management is responsible for identifying risks and risk controls related to Actel’s significant business activities, mapping the risks to Actel’s strategy, balancing the potential risks to the potential rewards, and determining the appropriate manner in which to control the risks (if at all). The oversight responsibility of the Actel Board and its Committees is enabled by management reporting that provides the Actel Board and its Committees with visibility into management’s risk identification, assessment, and mitigation strategies.

The Actel Board’s oversight of Actel’s risk management process requires an understanding not only Actel-specific risks and the steps management implements to identify, assess, and manage those risks, but also the level of risk that is acceptable and appropriate for Actel. Actel’s risk management process is designed to support the achievement of organizational objectives, including strategic objectives, in order to improve long-term organizational performance and enhance shareholder value. Accordingly, our management defines risk as the possibility that an undesired event could occur that adversely affects the achievement of Actel’s organizational objectives. While risks range from those easily identified and avoided or mitigated to those that are unknown or unavoidable, Actel’s risk management process generally requires the exercise of business judgment to align our voluntary risk-taking with our strategy. For example, it may be inappropriate to expend any resources to avoid or mitigate a risk with minor potential adverse effects, even if the undesired event is likely to occur, while it may be prudent to expend significant resources to avoid or mitigate a risk with major potential adverse effects, even if the undesired event is highly unlikely to occur. In other cases, a high degree of risk may be acceptable in light of the potential rewards.

The Actel Board does not have a standing committee to oversee Actel’s risk management process, but rather administers its oversight of risk management through both the Actel Board as a whole and the Actel Board’s three standing Committees. Generally, the Committee with subject matter expertise in a particular area has been delegated responsibility for overseeing Actel’s management of risk in that area. That delegation is documented in the Committees’ charters. In addition to retaining overall responsibility for oversight of Actel’s risk management process, the full Board also retains primary responsibility for overseeing the management of risks by Actel in areas that have not been delegated to any of the Committees, as summarized below.

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The Actel Board as a whole has oversight responsibility for Actel’s strategic and operational risks, including major corporate initiatives, competitive markets and products, sales and marketing, and research and development.

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Our Audit Committee has oversight responsibility for financial risk, including accounting, finance, internal controls, and tax strategy. As part of its Charter, the Audit Committee also has oversight responsibility for Actel’s policies with respect to risk assessment and risk management.

•	Our Compensation Committee has oversight responsibility for compensation-related risks, including those arising from our compensation policies and programs.

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Our Nominating and Corporate Governance Committee has oversight responsibility for corporate governance risks, including the effectiveness of our corporate governance policies, procedures, and practices.

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The Actel Board and each Committee has oversight responsibility for compliance risks, including applicable laws, rules, and regulations and policies, procedures, and practices, within its area of responsibility. For example, the Audit Committee oversees compliance with finance- and accounting-related laws and policies; the Compensation Committee oversees compliance with the compensation-related laws and policies; and the Nominating and Corporate Governance Committee oversees compliance with corporate governance-related laws and policies.

The Actel Board believes that full and open communication between management and the Actel Board is essential for effective risk management by Actel and effective risk management oversight by the Actel Board. Members of Actel’s senior management regularly attend Board and Committee meetings and are available to address any questions or concerns related to risk management. The Actel Board and its Committees also review reports from management, independent auditors, legal counsel, and outside experts, as appropriate, regarding the risks that Actel faces. Seven of our eight directors are independent directors and each Committee of the Actel Board consists solely of independent directors, so Actel’s risk oversight structure conforms to the Actel Board’s leadership structure discussed above. Accordingly, neither the Actel Board’s role in risk oversight nor the Actel Board’s administration of its oversight function has had an effect on the Actel Board’s leadership structure.

In summary, while management is responsible for identifying, assessing, and managing the various risks that Actel faces, the Actel Board is responsible for overseeing management in that effort. In its oversight role, the Actel Board and its Committees assess the risk management process designed and implemented by our management, as more fully described below.

Risk Oversight by the Full Actel Board

The Actel Board plays an integral role in overseeing our risk management process. In general, the Actel Board directly oversees the management of strategic risks (including those related to competitive dynamics, end markets trends and developments, and changes in macroeconomic conditions) and operational risks (including those related to product development, marketing, sales, and supply chain management). The Actel Board provides risk management oversight by:

•	understanding and assessing Actel’s risk management process;

•	understanding Actel’s strategic goals and objectives and assessing how they may be affected by material risk exposures;

•	discussing and developing a shared understanding with management of Actel’s philosophy of risk management and tolerance for risk;

•	receiving regular reports from management about the significant risks that Actel faces and how management seeks to control such risks (if appropriate); and

•	reviewing, advising, and (as necessary) directing management with respect to such risks and risk controls.

Presentations and other information prepared for the Actel Board generally identify and discuss relevant risks (including strategic, operational, financial, and compliance risks) and risk controls. In addition, the CEO discusses strategic and operational risks with the Actel Board during strategy reviews that focus on a particular business or function and annually presents a formal report on the top strategic and operational risks. Other members of senior management (including the CFO and general counsel) may also report directly to the Actel Board on significant risk management issues.

As discussed above, while Actel’s management is responsible for identifying, assessing, and managing the material risks facing Actel and the Actel Board has overall responsibility for overseeing Actel’s risk management process, the Actel Board has delegated primary oversight over the management of financial reporting, internal controls, and accounting risks to the Audit Committee; compensation risks to the Compensation Committee; and corporate governance risks to the Nominating and Governance Committee. While each Committee is responsible for overseeing the management of the risks delegated to it, the entire the Actel Board is regularly informed through Committee reports about such risks. Upon receiving such reports, the Actel Board provides such guidance as it deems appropriate. This enables the Actel Board and its Committees to coordinate their roles in overseeing Actel’s overall management of risk, which is particularly important with respect to risks interrelationships. Our Board members also have direct and regular contact with members of our management team, and are able to gain insight into particular risks through such direct interactions.

Risk Oversight by the Audit Committee

Our Audit Committee has oversight responsibility for risks related to financial reporting, treasury operations, the security and back-up of information systems, and finance-, accounting-, and tax-related compliance. The Audit Committee provides financial risk oversight by:

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assisting the Actel Board in fulfilling its oversight responsibility with respect to compliance matters by meeting at least quarterly with our finance department, independent registered public accounting firm, and legal counsel to discuss risks related to our financial reporting function;

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helping to ensure that we conduct business at the highest standards of ethical conduct and in compliance with applicable laws and regulations by monitoring our hotline (which permits the anonymous submission by any employee of complaints, including those related to accounting, internal controls, or auditing matters) and receiving reports of potential violations of Code of Ethics for Principal Executive and Senior Financial Officers;

•	monitoring the integrity of our financial statements and internal controls over financial reporting and the independence of our independent registered public accounting firm; and

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receiving periodic internal controls and related assessments from our finance department and an annual attestation report on internal control over financial reporting from our independent registered public accounting firm.

In addition, the Actel Board has delegated to the Audit Committee oversight responsibility for Actel’s risk management process. Under Actel’s Audit Committee Charter, the Audit Committee is responsible for periodically reviewing with senior management Actel’s policies regarding risk assessment and risk management. To assist the Audit Committee in performing its oversight of the risk management function, the Audit Committee makes independent inquiry of our independent registered public accounting firm and of our CFO regarding Actel’s significant risks and exposures, Actel’s policies with respect to risk assessment and risk management, and the steps taken by Actel to manage those risks and exposures.

Risk Oversight by the Compensation Committee

Our Compensation Committee has oversight responsibility for risks related to the design, operation, and compliance of Actel’s compensation programs, policies, and practices. In conjunction with the preparation of the proxy statement for our 2010 Annual Meeting, the Compensation Committee undertook a review of the compensation programs for our executive officers as well as for our other employees to determine whether those programs encourage excess risk taking that would create a material risk to our economic viability. Based on that review, the Committee concluded that our compensation programs do not present any such material risk that could be reasonably likely to have a material adverse effect on Actel. See “Risk Assessment of Compensation Practices” in “Compensation Discussion and Analysis” for information concerning the material characteristics of our compensation programs that discourage excessive or unnecessary risk taking.

Recoupment Policy

In conjunction with the preparation of this proxy statement for our 2010 Annual Meeting, our Compensation Committee recommended and the Actel Board adopted a recoupment policy applicable to our executive officers. The policy applies if there is a restatement of our financial statements caused by fraud or willful misconduct by an executive officer. For any executive officer whose fraud or willful misconduct causes a restatement of our financial statements, the policy provides, at the discretion of the independent directors, for the following:

•	cancellation of outstanding equity awards;

•	recoupment of after-tax gains on sales of securities sold between the filing of the financial statements that required restating and the filing of the accurate, restated numbers; and/or

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recoupment of incentive cash compensation in excess of the amount by which incentive compensation based on financial statements that required restating exceeds the amounts that would have been paid based on the accurate, restated numbers.

Risk Oversight by the Nominating and Corporate Governance Committee

Our Nominating and Governance Committee has oversight responsibility for risks related to the design, operation, and compliance of our corporate governance policies, procedures, and practices, including risks associated with the independence of directors and potential conflicts of interest. The Nominating and Corporate Governance Committee is responsible for overseeing and reviewing our Corporate Governance Guidelines and making recommendations to the Actel Board regarding changes in the Corporate Governance Guidelines, director nominees, director independence, the Actel Board leadership structure, and membership on Committees. In addition, management reports directly to the Nominating and Corporate Governance Committee regarding violations of Actel’s Code of Business Conduct and Ethics (except for related party transactions, which must be reviewed and approved by the Audit Committee).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide material information about our compensation policies and decisions, including:

•	the objectives of, and principles underlying, our executive compensation policies and decisions;

•	how each element of executive compensation is structured, implemented, and fits into our overall executive compensation objectives; and

•	each element of compensation awarded to, earned by, or paid to our named executive officers during our 2009 fiscal year.

Our named executive officers are our CEO, our CFO, and our three other most highly compensated executive officers. As used in this Compensation Discussion and Analysis, “executive officers” and “senior executives” mean employees who are subject to the requirements of Section 16 of the Securities Exchange Act, and “executives” means all of our vice presidents.

Overview

The Compensation Committee, which currently consists of directors Fiebiger (Chairman), Jacobsson, and Smith, is primarily responsible for setting the compensation of our executives as well as the objectives and principles of our executive compensation program. The Compensation Committee determines compensation based on the recommendations of management (other than for our CEO), analysis of relevant compensation data, and the advice of an independent compensation consultant retained by the Compensation Committee. We seek to have a compensation program that is sufficiently competitive to attract and retain executives, provides incentives for short- and long-term performance, and aligns executive and shareholder interests. The primary elements of our executive compensation program are base and variable pay and equity-based awards.

Executive Compensation Objectives and Principles

The objectives of our executive compensation program are to:

•	attract and retain executives;

•	induce them to achieve our financial and strategic goals and to create shareholder value; and

•	align their incentive compensation with the performance of Actel and the interests of our shareholders.

Accordingly, our executive compensation program is designed to reward continued service, the achievement of our financial and strategic goals, and the creation of shareholder value.

The material principles underlying our executive compensation policies and decisions are as follows:

•	We must provide competitive total compensation that includes sufficient retention elements and is appropriate for a company of our size and financial condition.

•	A significant portion of executive compensation must be linked to the achievement of our financial and strategic goals.

•	A substantial portion of executive compensation must be linked to the creation of shareholder value.

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We must appropriately balance the retention, corporate performance, and shareholder value objectives of our executive compensation program by carefully allocating between fixed and incentive compensation, between short- and long-term incentive compensation, between cash and equity-based compensation, and among the different forms of equity-based compensation.

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Our executive compensation program must be consistent with our corporate culture. This means, among other things, that our executives are compensated in a manner similar to other employees and that we strive to make our executive compensation program internally consistent and equitable. During the past three years, for example, the total compensation for our CEO as disclosed in the Summary Compensation Table has been less than two times the total compensation for our next highest paid executive officer.

While executives have a greater portion of their total potential compensation at risk than other employees, the principles underlying our executive compensation program are generally applicable to our compensation policies and decisions for other employees.

Based on these principles, the material elements of our executive compensation program include fixed cash compensation in the form of base salaries; variable incentive cash compensation in the form of an annual incentive plan; and equity-based incentive compensation, currently in the form of stock appreciation rights (“Company SARs”) and restricted stock units (“Company RSUs”). In the event of a change of control, our employees would be eligible for benefits under our Employee Retention Plan and our executives would also be eligible, in certain circumstances, for accelerated vesting of equity awards under our Management Continuity Agreements. In addition, executives may participate in our non-qualified deferred compensation plan, Employee Stock Purchase Plan (“ESPP”), and other benefit programs generally available to salaried employees. Our executive compensation program deliberately excludes certain elements. With limited exceptions, our executives do not have employment contracts and are not entitled to receive severance pay or other post-employment benefits (except for the change of control arrangements described above). We also do not have executive perquisites, a pension plan, or make employer contributions to our deferred compensation plan.

Processes and Procedures for Determining Executive Compensation

In addition to setting our executive compensation objectives and principles and for assessing their effectiveness, our Compensation Committee has primary responsibility for establishing the compensation of our executive officers. Our Compensation Committee has not delegated its authority to make decisions about the executive compensation program, including the specific amounts paid or awarded to executive officers, to management or anyone else. However, our annual incentive plan typically permits the CEO to reduce the amount otherwise payable to other executives under the plan by up to 100% based on individual performance or special circumstances. The Actel Board approves any employment or other agreement entered into with the CEO or other named executive officers.

Role of Compensation Consultant in Determining Executive Compensation

In determining executive compensation, the Compensation Committee considers information and advice provided by its independent consultant, Wade Meyercord of Meyercord & Associates, Inc. (the “Consultant”). The Consultant has been retained by the Compensation Committee since 2004. In addition to attending meetings of the Compensation Committee, the responsibilities of the Consultant include gathering, analyzing, and presenting to the Committee relevant compensation data for Actel’s executive officers. During 2009, the Consultant presented the compensation report to the Compensation Committee at its meeting in July. While the Consultant presents and analyzes competitive compensation data and makes recommendations regarding the design, structure, and elements of our compensation program, he does not make specific compensation recommendations for any individual senior executive. At the request of the Compensation Committee, the Consultant also works from time to time on specific projects related to executive compensation. During 2009, the Consultant worked with the Committee and senior executives on a framework for awarding performance-based equity incentives.

Role of Executive Officers in Determining Executive Compensation

Our Compensation Committee made all compensation decisions related to our named executive officers in 2009. However, our CEO and vice president of human resources regularly attend meetings of the Compensation

Committee, and they make specific compensation recommendations for each of the other senior executives. Our CEO makes specific compensation recommendations for the vice president of human resources, who is not present when the Compensation Committee discusses and decides her compensation. Management does not make specific compensation recommendations for our CEO. The CEO’s compensation is determined by the Committee with assistance, as requested, from the Consultant and vice president of human resources. All decisions relating to the compensation of the CEO are made by the Compensation Committee in executive session, without management present. Our senior executives regularly provide information and recommendations to the Compensation Committee on the design, structure, and elements of our compensation program, including compliance issues involving federal and state laws and regulations. In addition, at the request of the Compensation Committee, our senior executives provide information to the Consultant, work with the Consultant to develop executive compensation proposals, and assist the Committee in determining the level of achievement of performance-based incentives.

Use of Market Data

Our Compensation Committee, with the assistance of the Consultant and our vice president of human resources, uses several sources of compensation data when making executive compensation decisions, giving the greatest weight to compensation data from our peer group of competitors for executive talent in the semiconductor or closely related sectors of the high technology industry. The Consultant annually compiles, analyzes, and presents to the Compensation Committee publicly-disclosed compensation data from our peer group. The peer group compensation data provides the Compensation Committee with information regarding the executive compensation practices of our competitors for executive talent, providing one of the bases for the Compensation Committee’s analysis of the structure and implementation of our executive compensation program and the appropriate levels of salary, bonus, and equity awards for our executive officers.

The peer group data is supplemented by executive compensation data from broader commercially-available surveys. Actel subscribes to and participates in surveys by Radford Advisory Services (“Radford”). Radford’s Benchmark and Executive Surveys include salary, incentive, and equity data for full-time, US-based employees, including executives, categorized by job classification. The survey data is used by the Compensation Committee in conjunction with the Peer Group data to determine appropriate executive compensation levels. The Compensation Committee also uses senior management staff as needed to gather and prepare compensation data and to advise in its use. The Compensation Committee uses all of this compensation data for reference purposes and as a factor in its determination of the material elements of our executive compensation program, but does not target any element of our executive compensation program at a pre-determined percentile of our peer group or any particular survey.

Peer Group Selection and Identification

The Compensation Committee reviews each year the composition of the peer group used for purposes of executive compensation analysis. The peer group represents companies in the high technology industry with whom we compete for executive talent and whose revenues and market capitalizations are within a range (generally one-half to two times) that is comparable to ours. The companies are all located in the United States, primarily in the San Francisco Bay Area. For 2009, the peer group consisted of the following companies: Adaptec; Applied Micro Circuits; Cirrus Logic; Exar; Integrated Silicon Solutions; IXYS; Lattice Semiconductor; Micrel; Monolithic Power Systems; PLX Technology; Power Integrations; QuickLogic; Semtech; Silicon Image; Silicon Storage Technologies; SiRF; Tessara Technologies; Trident Microsystems; TriQuint Semiconductor; and Zoran. For 2010, Adaptec, QuickLogic, and Silicon Storage Technologies were removed from peer group, and Pericom Semiconductor, Sigma Designs, and Volterra Semiconductor were added.

In general, the base salaries of our executive officers are higher, and the target (and actual) bonuses for our executive officers are lower as a percentage of base salary, than the average and median of our peer group. In addition, because our stock price is higher than that of most of the peer group, the grant-date value of equity awards to our executive officers are also generally higher than the average and median of our peer group.

Other Factors

In addition to competitive compensation data, the Compensation Committee takes into account an executive officer’s individual experience, skills, knowledge, responsibilities, and performance when making executive compensation decisions. Our CEO reviews with the Compensation Committee the accomplishments of each executive officer and his or her strengths and areas for improvement. The Compensation Committee separately reviews the CEO’s performance based on Actel’s performance, including revenue growth, non-GAAP earnings growth and earnings per share, and total shareholder return. The Compensation Committee also takes into account any other factors that it considers relevant, such as the financial condition of Actel.

The Compensation Committee considers each element of executive compensation in light of total compensation. The Compensation Committee also considers the value of previous compensation, including equity awards still outstanding. The Committee receives data for each executive officer prior to its annual determinations with respect to salary and equity incentive awards. In addition, the Compensation Committee considers contractual commitments, to the extent applicable, and internal equity when making compensation decisions.

Timing of Executive Compensation Decisions and Awards

The Compensation Committee generally considers adjustments in base salary, adoption of the annual incentive plan, and the annual, company-wide grant of equity awards to continuing employees at its regular meeting in April of each year, but these compensation matters may be considered at any time during the fiscal year. For example, the adoption of the annual incentive plan by the Compensation Committee, which is dependent upon the approval of Actel’s annual plan by the Actel Board, has occurred as early as January and as late as July.

Under Actel’s policies and procedures, equity awards for executive officers may be approved only at regularly-scheduled meetings of the Compensation Committee. In addition, grants to executive officers of equity awards that have an exercise price are not effective until the first subsequent trading day of an open “trading window,” as defined in our Insider Trading Policy. Similarly, the annual, company-wide grant of equity awards to continuing employees may be approved only at regularly-scheduled meetings of the Compensation Committee, and any grant that has an exercise price is not effective until the first subsequent trading day of an open trading window. The exercise price of our equity awards (other than Company RSUs, which have no exercise price) is the closing price of our Common Stock on the date of grant. We believe that this approach helps to ensure that that the exercise price of our equity awards reflect all material information regarding Actel at the time of the grant.

Elements of Executive Compensation

The elements of our executive compensation program are:

•	base salary;

•	cash incentives in the form of an annual incentive plan;

•	equity incentives in the form of time-based Company SARs and Company RSUs and performance-based Company SARs;

•	change of control agreements; and

•	perquisites and benefit programs generally available to salaried employees.

The following narrative describes the four principal elements of our executive compensation program, including why they are included in the program and how they are structured and implemented.

Base Salary

The Compensation Committee believes that it is appropriate for executive officers to receive a competitive level of guaranteed compensation in the form of a base salary for services rendered on a day-to-day basis. Unlike cash and equity incentives, base salary is not subject to performance risk, providing a stable source of fixed income for executives and helping to promote retention and to discourage excessive or unnecessary risk taking. The Compensation Committee reviews base salaries annually and may adjust them to reflect changes in market conditions, responsibilities, and/or performance. As discussed above, in evaluating the base salary for each executive officer, the Compensation Committee reviews competitive compensation data provided by the Consultant and considers the experience, skills, knowledge, and responsibilities of each executive. In addition, the Compensation Committee considers each executive’s individual performance and contributions on the basis of an assessment provided by the CEO. With respect to the CEO, the Compensation Committee also considers the performance of Actel as a whole.

Annual Incentive Plan

To induce executive officers to achieve our annual financial goals, a significant portion of each executive officer’s potential cash compensation is linked to the achievement of goals derived from our annual plan and established by the Compensation Committee under our Key Employee Incentive Plan (the “Incentive Plan”). The Compensation Committee determines who is eligible to receive awards under the Incentive Plan, establishes the financial performance goals and target awards for each participant for the relevant year, and determines what percentage of the target award should be allocated to the achievement of each of the chosen financial performance goals. The Incentive Plan is designed so that the financial goals should be achievable in any given year with a satisfactory level of performance. Higher levels of performance under the Incentive Plan result in incentive cash payments that are bigger than the target award, and lower levels of performance result in either no incentive cash payments or incentive cash payments that are smaller than the target award. The executive portion of the Incentive Plan emphasizes corporate financial performance in order to foster a shared commitment among executives. Generally, award levels for senior executives under the Incentive Plan are the same percentage of salary, except for the CEO, who generally receives awards at a greater percentage of salary than the other executive officers for achievement of the same financial performance goals.

The Incentive Plan for 2009 was similar to the incentive plan adopted in prior years. The incentive cash payment for executives under the Incentive Plan for 2009 and prior years was determined primarily by a formula based on two variables: our annual revenues and our non-GAAP profit before tax. “Non-GAAP profit before tax” excludes amortization of acquisition-related intangibles, stock-based compensation expense, adjustments to deferred tax valuation allowances, expenses associated with reduction-in-force and other cost reduction initiatives, and other non-recurring adjustments. “Non-GAAP profit before tax” is reported in our earnings release for the fourth quarter of any given year, which includes a reconciliation showing how the non-GAAP numbers were calculated from the GAAP Statements of Operations. However, the Compensation Committee may make adjustments in the calculation of our financial results for purposes of the incentive plan that cause differences between the numbers used for our incentive plan and the numbers reported in our fourth quarter earnings release. The Compensation Committee selected revenues and pretax profits as the financial goals so that our executive officers would be induced to achieve the types of financial performance that are of primary interest of our shareholders (namely, sales and profitability). The levels of revenues and non-GAAP profit before tax used under the Incentive Plan for 2009 and prior years was determined by the Compensation Committee with reference to the annual plan for the applicable year adopted by our full Board of directors.

The aggregate payment under the Incentive Plan for 2009 and prior years was subject to certain adjustments and limitations. First, the total incentive cash payment for executive officers could be adjusted upward or downward by up to 20% based on our revenue growth compared with that of our four direct competitors (Xilinx, Inc., Altera Corporation, Lattice Semiconductor Corporation, and QuickLogic Corporation). For example, if our revenue growth was greater than that of all four of our direct competitors, the target award would be increased by 20%; if our revenue growth was less than that of any of our direct competitors, the target award would be reduced by 20%; and if our revenue growth of greater than two of our four direct competitors, no adjustment would be made in the target award. The Compensation Committee included this competitive adjustment so that our executive officers would be induced to increase our market share, which the Compensation Committee believed was also of interest to shareholders. Second, no bonus was paid unless a minimum threshold level of non-GAAP profit before tax was reached, and total payments to executive officers under the Incentive Plan could not exceed a maximum level of non-GAAP profit before tax. The Compensation Committee included these limitations to induce our executives to achieve our annual profitability goals and to ensure that executives did not receive a disproportionate amount of the profits that we generate. Finally, our CEO could modify the payments to executive officers other than himself to reflect individual achievement or special financial circumstances. The allocated bonus amount for any particular executive officer could be reduced by any percentage up to 100%, or increased by any percentage up to 20%, provided that the total amount paid to executive officers does not exceed the amount set forth in the Incentive Plan.

The total amount available under the Incentive Plan for 2009 was allocated among the executive officers in proportion to their base salaries. The payment available to Mr. East, as a percentage of his base salary, was 50% higher than the payments available to the other named executive officers, as a percentage of their base salaries, to reflect his greater responsibility for Actel’s success in achieving our financial objectives. The Grants of Plan Based Awards table (in the section of this information statement entitled “Compensation of Executive Officers”) sets forth the threshold, target, and maximum amounts that would have been payable under the Incentive Plan for 2009 to named executive officers if the amounts payable under the Incentive Plan were not adjusted for Actel’s relative performance to our four direct competitors.

In April 2010, the Compensation Committee approved the Incentive Plan for 2010, which has a simpler structure. The Incentive Plan for 2010 includes only one financial performance measure: Non-GAAP profit before tax. The total payment to executives and key employees under the Incentive Plan for 2010 is fixed at 10% of non-GAAP profit before tax if non-GAAP profit before tax is more than 70% of the target and at 5% of non-GAAP profit before tax if non-GAAP profit before tax is between 50% and 70% of the target. No payments will be made if non-GAAP profit before tax is less than 50% of the target. The “bonus pool” is allocated among executives and key employees in accordance with the percentages set forth in the Incentive Plan. Our CEO retains the discretion under the Incentive Plan for 2010 to reduce by up to 100% or increase by up to 20% the incentive award for other executive officers. The Compensation Committee decided to streamline the structure of the Incentive Plan for 2010, and to have it focused exclusively on pretax profits, so that our executive officers would be induced to increase the single measure of financial performance that the Actel Board determined was most important at this time (namely, profitability).

Equity Awards

The purpose of our equity-based awards is to give executives and other employees the same interests as our shareholders, further increasing the alignment between our executives and shareholders. Equity rewards provide each executive with a significant incentive to manage from the perspective of an owner. Equity awards can also induce employees to stay with us for longer periods of time, which in turn provides us with greater stability and directly links compensation to the longer-term performance of Actel. In addition, unlike cash compensation, equity awards do not adversely affect our cash flows. Our Compensation Committee reviews annually the equity incentives for our named executive officers and other executives, and believes that equity awards should constitute a substantial portion of each executive officer’s potential compensation. We attempt to structure our equity awards so that they are competitive with comparable companies based on the data supplied by the Consultant and reflect the significance of each executive’s responsibilities within Actel.

Historically, our equity compensation consisted solely of Company Common Stock Options, which closely align executive and shareholder interests because Company Common Stock Options become valuable only if there is an increase in the price of the underlying shares of stock. Company Common Stock Options were also given favorable accounting treatment compared with other forms of equity awards. That changed with the implementation of Statement of Financial Accounting Standards No. 123R, which altered the accounting treatment for Company Common Stock Options beginning in 2006. Like many other public companies in our industry, we began awarding Company RSUs as well as Company Common Stock Options to executives following the implementation of FAS 123R. Structurally, the principal difference between a Company Common Stock Option and a Company RSU is that a Company Common Stock Option requires the payment of an exercise price but a Company RSU does not. Because they fluctuate in value with changes in our stock price, Company RSUs still align executive and shareholder interests, but less strongly than Company Common Stock Options because Company RSUs retain value even if our stock price decreases. For the same reason, however, Company RSUs provide a much more powerful retention incentive for executives and other employees than “underwater” Company Common Stock Options. In addition, since there is no exercise price associated with Company RSUs, a single Company RSU is more valuable than a single Company Common Stock Option, which means that we can award fewer Company RSUs than Company Common Stock Options, which is less dilutive to our shareholders. The Compensation Committee has generally awarded equity compensation to our executives in the ratio of 7.5 Company Common Stock Options (or stock-settled Company SARs, as discussed below) for each Company RSU. Since a substantial portion of the potential compensation from our equity incentive awards is linked to the creation of shareholder value, the Compensation Committee believes that this ratio appropriately balances the retention and shareholder value objectives of our executive compensation program.

In 2009, we began generally awarding stock-settled Company SARs instead of Company Common Stock Options to executives and other employees. Company Common Stock Options require the payment of an exercise price in order for an executive or other employee to receive the benefit from any appreciation in the value of our stock above the exercise price. In practice, most executives and other employees effect “cashless exercises” of Company Common Stock Options with the assistance of a broker, in which the broker advances the exercise price and is repaid from the proceeds of the immediate sale of the underlying share of stock. Company SARs, on the other hand, permit executives and other employees to receive the benefit from any appreciation in the value of our stock above the exercise price without payment of the exercise price. For our executives and other employees, Company SARs are economically the same as “cashless exercise” Company Common Stock Options. In contrast to Company Common Stock Options, Actel does not benefit from the receipt of cash in the amount of the exercise price when Company SARs are exercised, but there is less dilution, which benefits Actel’s shareholders. The Compensation Committee decided to begin generally awarding Company SARs instead of Company Common Stock Options in order to reduce the amount of dilution to Actel’s shareholders resulting from our equity awards.

All Company Common Stock Option and Company SAR awards have an exercise price equal to the fair market value of our Common Stock as of the date of the grant. Time-based equity awards generally vest over four years at the rate of 50% after two years and 6.25% each quarter thereafter. To date, all of our equity awards have a term of ten years from the date of grant.

In February 2010, our Compensation Committee for the first time awarded performance-based (instead of time-based) Company SARs to our executives, including our named executive officers. Performance-based Company SARs vest only if the performance-based goals are achieved, providing a direct incentive for our executives to achieve the goals. In this case, the performance-based goals were medium-term financial goals. More specifically, the performance-based goals are non-GAAP earnings per share targets for the third and fourth quarters of 2010 and the first quarter of 2011.

Change of Control Arrangements

We have two arrangements that could provide benefits to our executives in the event of a change of control. For the purposes of these arrangements, a change of control is defined as (i) the acquisition by any person of beneficial ownership of more than 30% of the combined voting power of our outstanding securities; (ii) a change in a majority of the Actel Board within a two-year period; (iii) our merger or consolidation with any other corporation that has been approved by our shareholders, other than a merger or consolidation that would result in our voting securities outstanding immediately prior the merger or consolidation continuing to represent at least 50% of the total voting power of the surviving entity outstanding immediately after such merger or consolidation; or (iv) approval by our shareholders of a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets.

Our Employee Retention Plan provides that all employees who hold unvested equity awards as of the date of any change of control are entitled to receive, upon remaining employed for six months following the date of such change of control (or upon an earlier termination of employment other than for cause), an amount equal to one-third of the aggregate value of the “spread” on their unvested equity awards as of the date of such change of control. “Spread” is defined as the difference between the price of our stock on the day before the change of control and the exercise price (if any). Payment may be made in cash, common stock of Actel or the acquirer, or a combination of cash and common stock. Such payment is in addition to any value realized by the employee upon exercise of any such equity awards. The purpose of the Employee Retention Plan is to help ensure that the interests of our employees and our shareholders are aligned in the event we are potentially subject to a change of control.

Our Management Continuity Agreements provide that an executive’s equity awards that are unvested at the time of a change of control become fully vested following a change of control if the executive dies or the executive’s employment is terminated (actually or constructively) other than for cause. Change of control events often result in termination of executives’ employment. As a result, executives may have a strong personal financial incentive to avoid or resist a change of control even if that change of control would be beneficial to Actel’s shareholders. Our Management Continuity Agreements are intended to ameliorate this potential conflict of interest and make our executives neutral from a personal financial perspective with respect to potential change of control events.

We believe that the amount of compensation our executives could potentially receive after being terminated following a change of control under our “double trigger” Management Continuity Agreements is modest compared with the amounts potentially receivable by executives at comparable companies under their employment, severance, or other change of control agreements. We did not select a “single trigger” arrangement because that could have the effect of biasing executives in favor of a change of control and would deprive a potential acquirer of the ability use an executive’s equity awards to retain the executive.

2009 Compensation Decisions

During 2009, the Compensation Committee made the following material executive compensation decisions:

•

No increases in base salary were granted to our named executive officers or any of our executives. Because our executives have significant industry experience and most have long tenures with us, their base salaries are generally higher than average for comparable companies.

•

No incentive plan payments were earned in 2009. The financial targets in the Incentive Plan for 2009 were revenues of $190.0 million and non-GAAP profit before tax of $10.8 million. The target bonus payments (assuming that our revenue growth would exceed two of our four main competitors) represented 56.3% of our CEO’s base salary and 37.5% of the base salaries of the other named executive officers. Due to our base salaries being somewhat higher than the average for comparable companies, we believe that overall our target bonus payments under the Incentive Plan for 2009 were somewhat lower as a percentage of base salary than the average for comparable companies. Under the Incentive Plan for 2009, the minimum threshold level of non-GAAP profit before tax was $8.3 million (or 77% of target), and the maximum level of non-GAAP profit before tax was 14.9%. No Incentive Plan payments were earned in 2009 because the minimum threshold level was not met. In concluding that the minimum threshold level was not met, the Compensation Committee determined that $13.3 million in inventory reserves taken during the second quarter of 2009 should be included in the calculation of non-GAAP profit before tax for purposes of the Incentive Plan (even though the inventory reserves were excluded from the non-GAAP numbers that Actel reported for the second quarter of 2009) because the decision made in 2008 to build the inventory was entirely within management’s control. However, our CFO received an Incentive Plan payment of 40% of his earned salary under the terms of his Employment Agreement.

•	Our CEO was awarded 13,000 Company RSUs and 97,500 Company SARs and, except for our CFO, the other named executive officers were awarded 4,500 Company RSUs and 33,750 Company SARs.

Our CFO was not an employee at the time of this grant. Under the terms of his Employment Agreement, our CFO was awarded three new-hire grants for a total of 160,000 Company SARs.

2010 Compensation Decisions

To date during 2010, the Compensation Committee has made the following material executive compensation decisions:

•

Our CEO was awarded 13,800 performance-based Company SARs and our other named executive officers were awarded 11,400 Company SARs. One third of the Company SARs will vest if Actel meets the specified non-GAAP earnings per share targets for the third quarter of 2010, the fourth quarter of 2010, and the first quarter of 2011.

•

The target bonus payments in the Incentive Plan for 2010 represent 57.8% of our CEO’s base salary and 38.6% of the base salaries of the other named executive officers. Due to our base salaries being somewhat higher than the average for comparable companies, we believe that overall our target bonus payments under the Incentive Plan for 2010 are somewhat lower as a percentage of base salary than the average for comparable companies.

•

Our CEO was awarded 13,000 Company RSUs and, except for our CFO, the other named executive officers were awarded 4,500 Company RSUs and 33,750 Company SARs. Under the terms of his Employment Agreement, our CFO was awarded 10,000 Company RSUs and 50,000 Company SARs.

Benefit Programs Generally Available to Salaried Employees

Executives are eligible to participate in benefit programs designed for all of Actel’s salaried employees. These programs include a 401(k) savings plan, flexible spending accounts for health and dependent care, and medical, dental, vision, disability, life insurance, employee assistance, and pre-paid legal service programs.

Employee Stock Purchase Plan

We offer all full-time and most part-time employees the opportunity to participate in our ESPP. The ESPP is generally implemented during consecutive and overlapping 24-month offering periods, each of which is divided into four six-month purchase periods. Generally, offering and purchase periods commence on February 1 and August 1 of each year. Under the terms of the ESPP, an employee may at the beginning of each purchase period elect to place up to 15% of their base salary into the plan. At the end of each purchase period, the amounts in each participant’s account are used to purchase shares of our Common Stock at a price equal to the lower of 85% of the price of our Common Stock at the beginning of the purchase period or 85% of the price of our Common Stock at the end of the purchase period. The primary purpose of the ESSP is to encourage lower-level employees who may not receive significant stock option awards to purchase and hold our Common Stock. As such, since January 3, 2006, we have limited the total amount of contributions that any employee may use to purchase Common Stock pursuant to the ESPP to $10,000 in any calendar year. We do not consider the ESPP to be a significant element of our executive compensation program.

Non-Qualified Deferred Compensation

We administer a non-qualified deferred compensation plan in which all employees with a base salary of at least $150,000 are eligible to participate. The plan allows employees to place cash compensation into their choice of investment vehicles and to not be taxed on the returns from such investment until they withdraw amounts from the accounts. We do not make any contributions to any employee’s account and do not guarantee any return on the accounts. We provide this plan so that more highly compensated employees have the opportunity to place the same proportion of their compensation in a tax-favored vehicle that lower compensated employees have through vehicles such as our 401(k) plan. The cost of administering the plan is small, so we do not consider this a significant element of our executive compensation program.

Other Matters Related to Executive Compensation

Deductibility of Compensation

We believe that the base salaries and potential incentive bonuses of our executive officers, when combined, are below the $1 million deductibility limit set forth in Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) and, therefore, that provision of the tax law does not influence our compensation decisions significantly.

Hedging Transactions

Since 2001, our Insider Trading Policy has prohibited insiders from making a short sale of Actel’s securities or acquiring a put equivalent position with respect to Actel’s securities due to the conflict of interest.

Stock Ownership Guidelines

In conjunction with the preparation of this information statement, and at the recommendation of the Nominating and Corporate Governance Committee, the Actel Board adopted share ownership guidelines for our executive officers and non-employee directors. We believe that share ownership links the interests of the Actel Board and management with our shareholders. The ownership guidelines specify that executive officers are expected to own at least 1,000 shares of Actel’s stock and non-employee directors are expected to own shares of Actel’s stock with a value equal to at least the amount of the annual cash retainer (currently $35,000). Executive officers and non-employee directors are encouraged to reach this goal within five years and to hold at least the minimum number of shares for as long as he or she is an executive officer or non-employee director. Our Nominating and Corporate Governance Committee will review these guidelines at least annually for appropriateness and compliance.

Risk Assessment of Compensation Practices

In conjunction with the preparation of this information statement, the Compensation Committee undertook a review of the compensation programs for our executive officers as well as for our other employees to determine whether those programs encourage excess risk taking that would create a material risk to our economic viability. Based on that review, the Committee concluded that our compensation programs do not present any such material risk that could be reasonably likely to have a material adverse effect on Actel. The material characteristics of our compensation programs that discourage excessive or unnecessary risk taking include the following:

•

Assuming the achievement of at least a minimum level of performance, payouts under our performance-based incentive plan result in some compensation at levels below full target achievement, rather than an “all-or-nothing” approach.

•	Base salaries are intended to constitute a sufficient element of total compensation to discourage undue risk taking in meeting incentive goals.

•	Bonus opportunities are capped so that the upside potential is not so large as to encourage detrimental risk taking.

•	Compensation elements used by comparator companies are considered in designing our executive compensation program, thereby avoiding unusually high pay opportunities relative to Company peers.

•	Earnings goals and opportunity in our performance-based incentive programs are at levels intended to be attainable without the need to take inappropriate risks.

•	Our stock-based incentives vest or are earned over a multi-year period, which provides long-term upside potential and downside risk.

•	Performance-based pay opportunities are designed with goals that are intended to result in long-term value to the shareholders.

•	The stock-based compensation elements of our executive compensation program, combined with our stock ownership guidelines, align the interests of our executives and shareholders.

In conjunction with the preparation of the proxy statement for our 2010 Annual Meeting, our Compensation Committee and the Actel Board adopted a recoupment policy applicable to our executive officers. The policy applies if there is a restatement of our financial statements caused by fraud or willful misconduct by an executive officer. For any executive officer whose fraud or willful misconduct causes a restatement of our financial statements, the policy provides, at the discretion of the independent directors, for the following:

•	cancellation of outstanding equity awards;

•	recoupment of after-tax gains on sales of securities sold between the filing of the financial statements that required restating and the filing of the accurate, restated numbers; and/or

•

recoupment of incentive cash compensation in excess of the amount by which incentive compensation based on financial statements that required restating exceeds the amounts that would have been paid based on the accurate, restated numbers.

Compensation Committee Report

The following report is provided to shareholders by the Compensation Committee of the Actel Board. This report shall not be deemed to be “soliciting material” or to be “filed” with the SEC or subject to Regulations 14A or 14C, or to the liabilities of Section 18 of the Exchange Act, except to the extent that Actel specifically requests that such information be treated as soliciting material or specifically incorporates it by reference into a filing under the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis prepared by management and included in the proxy statement for the 2010 Annual Meeting of Shareholders. Based on these reviews and discussions with management, the Compensation Committee recommended to the Actel Board that the Compensation Discussion and Analysis be included in the proxy statement for the 2010 Annual Meeting of Shareholders for filing with the SEC.

James R. Fiebiger (Chairman)
Jacob S. Jacobsson
Jeffrey C. Smith

Summary Compensation Table

The following table presents information concerning the total compensation of Actel’s CEO, CFO, and the three other named executive officers for services rendered to Actel in all capacities for the fiscal year ended January 3, 2010. None of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non- Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John C. East President and Chief Executive Officer (Principal Executive Officer)	2009 2008 2007	$422,000 $441,476 $422,000	— — —	$79,327 $71,196 $57,377	$594,955 $533,969 $430,326	— $148,669 —	— — —	— — —	$1,096,282 $1,195,310 $ 909,703
Maurice E. Carson(3) Executive Vice President and Chief Financial Officer (Principal Financial Officer)	2009 2008 2007	$124,500 — —	$85,000 — —	$ — — —	$841,312 — —	$ 49,800 — —	— — —	$27,667 — —	$1,128,279 — —
Esmat Z. Hamdy Senior Vice President, Technology and Operations	2009 2008 2007	$313,702 $322,140 $324,352	— — —	$27,459 $24,645 $19,861	$205,946 $184,835 $148,959	— $ 76,850 —	— — —	— — —	$ 547,107 $ 608,470 $ 493,172
Jay A. Legenhausen(4) Senior Vice President, Worldwide Sales	2009 2008 2007	$290,000 $290,000 —	— $15,000 —	$27,459 $24,645 —	$205,946 $184,835 —	— $ 68,111 —	— — —	— — —	$ 523,405 $ 582,591 —
Fares N. Mubarak Senior Vice President, Engineering and Marketing	2009 2008 2007	$322,140 $322,140 $306,448	— — —	$27,459 $24,645 $19,861	$205,946 $184,835 $237,231	— $ 75,883 —	— — —	— — —	$ 555,545 $ 607,503 $ 563,540

(1)	The amounts shown do not reflect compensation actually received. Instead, the amounts shown are the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used to calculate the aggregate grant date fair value of the stock option and stock awards are set forth in Note 1 to Consolidated Financial Statements included in Actel’s Annual Report on Form 10-K for the year ended January 3, 2010.
(2)	Represents amounts earned under our 2008 Key Employee Incentive Plan for performance during 2008 but paid during 2009.
(3)	Mr. Carson joined us in August 2009. Under his Employment Agreement, Mr. Carson received a signing bonus of $85,000. Over the term of his two-year Employment Agreement, Mr. Carson is also being reimbursed for the reasonable moving expenses incurred by him and his family during their relocation to California.
(4)	Mr. Legenhausen was not a named executive officer in 2007 and therefore the Summary Compensation Table does not include compensation information for him for that year.

Grants of Plan-Based Awards

The following table presents information concerning grants of plan-based awards to each of the named executive officers during our 2009 fiscal year:

GRANTS OF PLAN-BASED AWARDS

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock & Options Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Maurice E. Carson		49,800	49,800	49,800
	08/17/2009								160,000	10.86	841,312
John C. East		173,438	237,586	560,703
	05/01/2009							13,000			161,980
	05/01/2009								97,500	12.46	594,955
Esmat Z. Hamdy		88,186	120,803	285,094
	05/01/2009							4,500			56,070
	05/01/2009								33,750	12.46	205,946
Jay A. Legenhausen		79,388	108,750	256,650
	05/01/2009							4,500			56,070
	05/01/2009								33,750	12.46	205,946
Fares N. Mubarak		88,186	120,803	285,094
	05/01/2009							4,500			56,070
	05/01/2009								33,750	12.46	205,946

(1)	These columns show the range of potential payouts under the 2009 Key Employee Incentive Plan, which is described in the Compensation Discussion and Analysis under the caption “Elements of Executive Compensation — Annual Incentive Plan.”

Additional Material Information Regarding Compensation Tables

Set forth below is additional information regarding the compensation described in the Summary Compensation Table and the Grant of Plan Based Awards table set forth above.

1986 Equity Incentive Plan

Equity awards to named executive officers are made under our 1986 Equity Incentive Plan (“Equity Plan”). The Equity Plan was initially approved by the Actel Board in January 1986 and by our shareholders in May 1986. Since then, our Board and shareholders have approved numerous amendments to the Equity Plan, including increases in the number of shares of Common Stock issuable under the Equity Plan. The Equity Plan provides for the granting to employees of incentive Company Common Stock Options within the meaning of Section 422 of the Code, the granting of nonstatutory options to employees and consultants (including sales representatives), and for the granting of Company SARs, restricted stock, Company RSUs, performance shares, and performance units to employees. The Equity Plan is not a qualified deferred compensation plan under Section 401(a) of the Code, and is not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

At January 3, 2010, Company Common Stock Options and Company SARs to purchase a total of 6,229,444 shares were outstanding at a weighted average exercise price of $15.50 per share; 307,927 Company RSUs were outstanding and unvested at a weighted average grant date value of $12.58; and 848,198 shares remained available for future grants under the Equity Plan.

The equity awards granted under the Equity Plan to executives during 2009 vest over four years at the rate of 50% after two years and 6.25% each quarter thereafter. The other material features of the Equity Plan are described below:

Administration

The Equity Plan may be administered by the Actel Board or a committee designated by the Actel Board that is constituted in accordance with applicable rules and regulations (the “Administrator”).

Company Common Stock Options and Company SARs

Each Company Common Stock Option and Company SAR granted under the Equity Plan is to be evidenced by a written agreement between Actel and the grantee and is subject to the following additional terms and conditions:

Exercise of Option. The Administrator determines on the date of grant when Company Common Stock Options become exercisable. An option is exercised by giving written notice of exercise to Actel specifying the number of full shares of Common Stock to be purchased and tendering payment of the purchase price to Actel. Subject to applicable law, the acceptable methods of payment for shares issued upon exercise of an option are set forth in the option agreement and may consist of (i) cash, (ii) check, (iii) promissory note, (iv) shares of Common Stock, (v) the delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise and delivery to Actel of the exercise price from the sale proceeds, (vi) any combination of the foregoing methods, or (vii) such other consideration and method of payment permitted under applicable law.

Exercise of Company SAR. The Administrator determines on the date of grant when Company SARs become exercisable. A Company SAR is exercised by giving written notice of exercise to Actel specifying the number of Company SARs being exercised.

Exercise Price. The exercise price of Company Common Stock Options and Company SARs granted under the Equity Plan is determined on the date of grant. The exercise price of Company Common Stock Options and Company SARs must be at least 100% of the fair market value per share at the time of grant. In the case of options and SARs granted to an employee who at the time of grant owns more than 10% of the voting power of all classes of stock of Actel or any parent or subsidiary, the exercise price must be at least 110% of the fair market value per share of the Common Stock at the time of grant. The fair market value of a share of Common Stock is the closing sales price for such stock as quoted on the NASDAQ Global Market on the date of grant.

Termination of Relationship. If the grantee’s employment or consulting relationship with Actel is terminated for any reason (other than death or total and permanent disability, as discussed below), Company Common Stock Options and Company SARs may be exercised within 90 days (or such other period of time as is determined by the Administrator) after such termination as to all or part of the shares as to which the grantee was entitled to exercise at the date of such termination, provided that the Company Common Stock Option or Company SAR may be exercised no later than its expiration date.

Disability. If an grantee is unable to continue his or her employment or consulting relationship with us as a result of total and permanent disability, Company Common Stock Options and Company SARs may be exercised at any time within six months (or such other period of time not exceeding 12 months as is determined by the Administrator) from the date of disability to the extent such Company Common Stock Options and Company SARs were exercisable at the date of disability, provided that the Company Common Stock Option or Company SAR may be exercised no later than its expiration date.

Death. If an grantee dies while serving as our employee or consultant, Company Common Stock Options and Company SARs become fully vested and may be exercised at any time within 12 months after the date of death by the grantee’s estate or a person who acquired the right to exercise the Company Common Stock Option or Company SAR by bequest or inheritance, provided that the Company Common Stock Option or Company SAR may be exercised no later than its expiration date.

Term and Termination of Option or SAR. At the time a Company Common Stock Option or Company SAR is granted, the Administrator determines the period within which such option or SAR may be exercised. The form of agreement provides that Company Common Stock Options and Company SARs granted under the Equity Plan expire ten years from the date of grant. In no event may the term of an incentive stock option be longer than ten years. No Company Common Stock Option or Company SAR may be exercised by any person after the expiration of its term. An incentive stock option granted to a grantee who, at the time such option is granted, owns more than 10% of the voting power of all classes of stock of Actel may not have a term of more than five years.

Company RSUs

Company RSUs are awards that obligate Actel to deliver shares of Common Stock to the participant as specified on each vesting date. Subject to annual share limitations set forth in the Equity Plan, the Administrator has complete discretion to determine (i) the number of shares subject to a Company RSU award granted to any participant and (ii) the conditions for grant or for vesting that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component. If a participant dies while serving as our employee or consultant, any Company RSUs shall vest in full. Until the shares are issued, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the underlying shares, unless a dividend equivalent has been issued in tandem with the Company RSU.

Nontransferability of Awards

Unless determined otherwise by the Administrator, an award granted under the Equity Plan is not transferable other than by will or the laws of descent and distribution, and may be exercised only by the participant during the participant’s lifetime or, in the event of death, by the participant’s estate or by a person who acquires the right to exercise the award. No awards granted under the Equity Plan may ever be transferred for value.

Stock Subject to Equity Plan

The Equity Plan provides that the aggregate number of equity awards that may be granted under the Plan is increased annually on the first day of each fiscal year by such amount as is necessary to make the total number of equity awards available for grant under the Equity Plan equal to 5% of our Common Stock issued and outstanding at the close of business on the last day of the immediately preceding fiscal year. Each Company RSU that is granted counts as two equity awards under the Equity Plan.

Adjustments; Dissolutions; Mergers and Asset Sales

In the event any change, such as a stock split or dividend, is made in Actel’s capitalization that results in an increase or decrease in the number of outstanding shares of Common Stock without receipt of consideration by us, an appropriate adjustment shall be made in the number of shares under the Equity Plan, the price per share covered by each outstanding award, and the annual limits applicable to share-based awards.

In the event of the proposed dissolution or liquidation of Actel, all awards that have not been exercised (with respect to Company Common Stock Options and Company SARs) or vested will terminate immediately prior to the consummation of such proposed action. The Administrator may, in its discretion, make provision for accelerating the vesting of shares subject to Company Common Stock Options and Company SARs under the Equity Plan in the event of such a proposed dissolution or liquidation. In addition, the Administrator may provide that any repurchase option or forfeiture rights applicable to other types of awards will lapse, and vesting will accelerate, subject to the dissolution or liquidation taking place at the time and in the manner contemplated.

In the event of the merger of Actel with or into another corporation or the sale of all or substantially all of the assets of Actel, each outstanding award shall be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the awards, they shall become fully vested.

Amendment and Termination

The Actel Board may amend the Equity Plan at any time or from time to time or may terminate the Equity Plan without approval of the shareholders, except that shareholder approval is required for any amendment to the Equity Plan requiring shareholder approval under applicable law as in effect at the time. However, no action by the Actel Board or shareholders may alter or impair any award previously granted under the Equity Plan without the written consent of holder of such award. The Actel Board may accelerate the vesting of any award or waive any condition or restriction pertaining to such award at any time. The Actel Board may not substitute new Company Common Stock Options or Company SARs for previously granted Company Common Stock Options or Company SARs, or amend any Company Common Stock Option or Company SAR to reduce the exercise price, without shareholder approval.

Last extended in 2001, the Equity Plan will terminate on May 18, 2011, unless further extended or earlier terminated. Any awards outstanding under the Equity Plan at the time of its termination will remain outstanding until they expire by their terms.

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain information concerning equity awards held by the named executive officers at the end of our 2009 fiscal year:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards							Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	# of Shares or Units of Stock That Have not Vested (#)		Market Value or Shares or Units of Stock That Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
Maurice E. Carson			35,000	(20)		10.86	08/17/19
			100,000	(21)		10.86	08/17/19
			25,000	(22)		10.86	08/17/19
John C. East	130,000	(6)				24.76	03/02/14
			97,500	(23)		12.46	05/01/19
			97,500	(18)		13.08	03/12/18
	75,000	(1)				31.75	02/18/10
	65,000	(2)				31.00	12/21/10
	140,000	(7)				15.70	01/07/15
	67,031	(9)	30,469			11.05	10/26/17
	107,000	(5)				15.15	01/28/13
	120,000	(4)				20.13	03/14/12
	121,875	(8)	8,125			14.77	03/03/16
	125,000	(3)				21.97	07/31/11
								13,000	(10)	154,440
								6,500	(19)	77,220
								13,000	(24)	154,440
Esmat Z. Hamdy		(18)	33,750			13.08	03/12/18
	23,203	(9)	10,547			11.05	10/26/17
	31,640	(8)	2,110			14.77	03/03/16
			33,750	(23)		12.46	05/01/19
	45,000	(7)				15.70	01/07/15
	40,000	(5)				15.15	01/28/13
								1,125	(13)	13,365
								4,500	(19)	53,460
								2,250	(10)	26,730
								4,500	(24)	53,460
Jay A. Legenhausen	65,000	(9)	65,000			11.05	10/26/17
			33,750	(23)		12.46	05/01/19
			33,750	(18)		13.08	03/12/18
								4,500	(19)	53,460
								4,500	(24)	53,460
Fares N. Mubarak			33,750	(18)		13.08	03/12/18
	50,390	(8)	3,360			14.77	03/03/16
	33,203	(9)	20,547			11.05	10/26/17
			33,750	(23)		12.46	05/01/19
	45,000	(7)				15.70	01/07/05
	40,000	(5)				15.15	01/28/13
								1,125	(13)	13,365
								4,500	(19)	53,460
								2,250	(10)	26,730
								4,500	(24)	53,460

(1)	Option grant date was April 11, 2000; 50% of the shares subject to the grant vested on February 18, 2002, and 6.25% vested quarterly thereafter until February 18, 2004.
(2)	Option grant date was January 17, 2001; 6.25% of the shares subject to the grant vested on March 31, 2001, and 6.25% vested quarterly thereafter until December 21, 2004.
(3)	Option grant date was August 21, 2001; 50% of the shares subject to the grant vested on August 1, 2003, and 6.25% vested quarterly thereafter until August 1, 2005.
(4)	Option grant date was April 4, 2002; 50% of the shares subject to the grant vested on August 1, 2004, and 6.25% vested quarterly thereafter until August 1, 2006.
(5)	Option grant date was January 31, 2003; 50% of the shares subject to the grant vested on August 1, 2005, and 6.25% vested quarterly thereafter until August 1, 2007.
(6)	Option grant date was March 6, 2004; 50% of the shares subject to the grant vested on August 1, 2006, and 6.25% vest quarterly thereafter until August 1, 2008.
(7)	Option grant date was January 7, 2005; 6.25% of the shares subject to the grant vest quarterly from the date of grant until January 7, 2009.
(8)	Option grant date was March 3, 2006; 50% of the shares subject to this grant vest on March 3, 2008, 6.25% vest quarterly thereafter until February 1, 2010.
(9)	Option grant date was October 26, 2007; 50% of the shares subject to the grant vest on March 2, 2009, and 6.25% vest quarterly thereafter until March 2, 2011.
10)	Restricted Grant Unit grant date was October 26, 2007; 50% of the shares vest on March 16, 2009, and 25% vest annually thereafter until March 16, 2011.
(11)	RSU grant date was January 3, 2006; 50% of the shares subject to the award vested on March 31, 2007, and 10% vest quarterly thereafter until June 16, 2008.
(12)	RSU grant date was January 3, 2006; 50% of the shares subject to the award vested on September 16, 2007, and 7.143% vest quarterly thereafter until June 16, 2009.
(13)	RSU grant date was March 3, 2006; 50% of the shares subject to the award vest on March 31, 2008, and 25% vest annually thereafter until March 31, 2010.
(14)	Option grant date was March 1, 1999; 6.25% of the shares subject to the grant vested quarterly from the date of grant until March 1, 2003.
(15)	Option grant date was August 6, 1999; 50% of the shares subject to the grant vested on August 1, 2001, and 6.25% vested quarterly thereafter until August 1, 2003.
(16)	Option grant date was March 3, 2006; 6.25% of the shares subject to the grant vested on May 6, 2006, and 6.25% vest quarterly thereafter until February 6, 2010.
(17)	Option grant date was October 26, 2007; 6.25% of the shares subject to the grant vested on January 16, 2008, and 6.25% vest every quarter thereafter until October 16, 2011.
(18)	Option grant date was March 12, 2008; 50% of the shares subject to this grant vest on March 2, 2010, 6.25% vest quarterly thereafter until March 2, 2012.
(19)	RSU grant date was March 12, 2008; 50% of the shares subject to the award vested on March 16, 2010, and 25% vest annually thereafter until March 16, 2012.
(20)	SAR grant date was August 17, 2009; 25% of the shares subject to the grant vest on August 17, 2010, and 6.25% vested quarterly thereafter until August 17, 2013.
(21)	SAR grant date was August 17, 2009; 50% of the shares subject to the grant vest on August 17, 2011, and 6.25% vested quarterly thereafter until August 17, 2013.
(22)	SAR grant date was August 17, 2009; 100% of the shares subject to the grant vest on August 17, 2013.
(23)	SAR grant date was May 1, 2009; 50% of the shares subject to the grant vest on April 1, 2011, and 6.25% vested quarterly thereafter until April 1, 2013.
(24)	RSU grant date was May 1, 2009; 50% of the shares subject to the award vested on March 16, 2011, and 25% vest annually thereafter until March 16, 2013.

Option Exercises and Stock Vested

The following table presents certain information concerning the exercise of options by each of the named executive officers during our 2009 fiscal year, as well as information regarding stock awards that vested during the fiscal year:

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name of Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Exercise ($)
John C. East	—	—	6,500	63,115
Esmat Z. Hamdy	—	—	4,026	39,432
Jay A. Legenhausen	—	—	—	—
Fares N. Mubarak	—	—	4,026	39,432

Nonqualified Deferred Compensation

The following table discloses contributions, earnings, withdrawals, and balances under non-qualified defined contribution and other deferred compensation plans for each named executive officer for our 2009 fiscal year.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
John C. East	—	—	190,006	—	1,197,804
Esmat Z. Hamdy	7,566	—	40,663	—	176,971
Jay A. Legenhausen	62,443	—	30,414	—	115,144
Fares N. Mubarak	15,132	—	76,425	—	361,351

(1)	Amounts in this column are not included in the Summary Compensation Table.

The named executive officers, along with all other employees with a base annual salary above $150,000, may elect to participate in our Deferred Compensation Plan. We do not make any contributions to any Deferred Compensation accounts nor do we guarantee any rate of return under the plan.

Employment and Severance Agreements

As discussed in the Compensation Discussion and Analysis, our executives generally do not have employment contracts and generally are not entitled to receive severance pay or other benefits if we decide to terminate his or her employment in the absence of a change of control. However, we have entered into contracts with two of our named executive officers under which severance benefits could be payable.

Mr. East’s Transition Agreement

In February 2010, we announced that Mr. East will retire as president and CEO of Actel and as a member of the Actel Board. He will remain in his current roles until a new CEO is in place, and will then serve as a consultant until August 2, 2011. The Actel Board has formed a committee to conduct a search (which includes both internal and external candidates) for a new president and CEO. Mr. East is on the search committee.

In connection with the announcement of his retirement, Mr. East and Actel entered into a transition agreement dated February 2, 2010 (the “East Transition Agreement”). Under the East Transition Agreement,

Mr. East resigned his employment and membership on the Actel Board effective upon the start date of Actel’s successor Chief Executive Officer, which was expected to be in 2010 (the “East Termination Date”). During the period between the signing of the Transition Agreement and the East Termination Date (the “East Employment Period”), Mr. East agreed to use his full business time and best efforts to fulfill his duties and responsibilities as Chief Executive Officer and President. During the East Employment Period, Mr. East continues to be compensated at his then-current base salary of $422,000 per year (the “East Base Salary”). At the end of the East Employment Period, all of Mr. East’s Company Common Stock Options and Company SARs with an exercise price in excess of $16 per share will terminate (the “East Cancelled Awards”).

During the period from the East Termination Date until August 2, 2011 (the “East Consulting Period”), Mr. East agreed to provide ongoing consulting advice, at mutually agreed upon and convenient times, as needed by Actel. His consulting duties may include assisting Actel’s new Chief Executive Officer or such other duties as are reasonably requested of Mr. East by Actel’s new Chief Executive Officer or the Actel Board. During the East Consulting Period, Mr. East will be paid a monthly consulting fee at the same monthly rate as the East Base Salary and all of his Company Common Stock Options and Company SARs (other than the East Cancelled Awards) and Company RSUs will continue to vest on the same schedule as if Mr. East had remain employed with Actel. In addition, if Mr. East does not otherwise receive a 2010 annual bonus, he will be eligible to receive a 2010 annual bonus equal to the greater of (a) the annual bonus he would have received if he had remained employed as Chief Executive Officer and President through the date upon which the 2010 annual bonus is paid and (b) 13.6% of the East Base Salary.

At the end of the East Consulting Period, the remaining unvested Company Common Stock Options, Company SARs, and Company RSUs will become fully vested and all of his then-outstanding Company Common Stock Options and Company SARs will have their post-termination exercise period adjusted to the earlier of (i) the original maximum term of the Company Common Stock Option or Company SAR and (ii) the second anniversary of the East Termination Date. Mr. East will also be eligible to receive, at the end of the East Consulting Period, a pro-rated annual bonus for 2011 equal to 58% of his 2010 annual bonus payout (for example, if Mr. East’s 2010 annual bonus payout is $100,000, his 2011 pro-rated bonus payout would be $58,000).

In the event that Mr. East’s employment terminates prior to the East Termination Date due to (a) his death, (b) his Disability (as defined below), (c) a termination without Cause (as defined below) by Actel, or (d) his voluntary termination for Good Reason (as defined below), Mr. East or his estate will continue to receive payments, equity acceleration, and the extension of the post-termination exercise period of any then-outstanding Company Common Stock Options and Company SARs the same as if he had remained as a consultant through the end of the East Consulting Period. In the event of Mr. East’s death or Disability prior to the end of the East Consulting Period, Mr. East (or his estate) will continue to receive payments, equity acceleration, and the extension of the post-termination exercise period of any then outstanding Company Common Stock Options and Company SARs the same as if he had remained as a consultant through the end of the East Consulting Period. In the event that Mr. East materially breaches the East Transition Agreement during (but before the end of) the East Consulting Period, he will receive no further cash payments, equity vesting, or the extension of the post-termination exercise period of the then-outstanding Company Common Stock Options and Company SARs. For purposes of the East Transition Agreement:

•

“Cause” is defined as (i) any act of personal dishonesty taken by Mr. East in connection with his responsibilities as an employee and intended to result in personal enrichment of Mr. East, (ii) the commission by Mr. East of a felony, (iii) a willful act by Mr. East that constitutes gross misconduct and is injurious to Actel, and (iv) continued violations by Mr. East of his obligations to Actel that are demonstrably willful and deliberate.

•

“Disability” is defined as Mr. East being (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last for a continuous period of not less than 12 months or (ii) determined to be totally disabled by the Social Security Administration.

•

“Good Reason” is defined as (i) a significant reduction in Mr. East’s duties, authority, or responsibilities, relative to Mr. East’s duties, authority, or responsibilities as in effect immediately prior to such reduction, without his express written consent; (ii) a reduction by Actel in the base salary of Mr. East as in effect immediately prior to such reduction (except pursuant to a reduction generally applicable to senior executives of Actel that does not exceed, individually or cumulatively, a 10% reduction from the initial base salary); (iii) a material reduction by Actel in the kind or level of employee benefits, including bonuses, to which Mr. East was entitled immediately prior to such reduction with the result that Mr. East’s overall benefits package is significantly reduced (other than a reduction generally applicable to senior executives of Actel); (iv) the relocation of Mr. East to a facility or a location more than 30 miles from Mr. East’s then-current location without his express written consent; or (v) the failure of Actel to obtain the assumption of the East Transition Agreement by any successor.

Mr. Carson’s Employment Agreement

In connection with his employment, Actel and Mr. Carson entered into an employment agreement (the “Carson Employment Agreement”) under which he will be employed for a period of two years from August 17, 2009 (the “Carson Employment Term”). During the Carson Employment Term, Actel will pay Mr. Carson an annual salary of $332,000 and a bonus of 40% of the base salary he earns in 2009 and of at least 25% of the base salary he earns in 2010. Mr. Carson was also granted 160,000 Company SARs, at an exercise price per share equal to the fair market value of the Shares on the date of grant, that vest over four years.

In addition, as part of the regular equity grant process for 2010, Mr. Carson was granted 50,000 Company SARs and 10,000 Company RSUs, each of which will vest over four years in accordance with Actel’s standard vesting schedules.

Under the Carson Employment Agreement, Mr. Carson also received a signing bonus of $85,000. In addition, during the Carson Employment Term, Actel will reimburse Mr. Carson for reasonable moving expenses incurred by him and his family during their relocation to California, subject to the terms, definitions, and provisions of Actel’s standard relocation policy and acceptance. Mr. Carson is eligible to participate in the employee benefit and retention plans and policies maintained by Actel of general applicability to senior executives.

If Actel terminates Mr. Carson’s employment with Actel other than for Carson Cause (as defined below), death, or disability, then he will be entitled to (a) a lump sum payment equal to the his base salary for the remainder of the Carson Employment Term, (b) a lump sum payment of his guaranteed minimum bonuses for the remainder of the Carson Employment Term, (c) accelerated vesting of all outstanding equity awards due to vest during the remaining months of the Carson Employment Term, and (d) reimbursement, consistent with Actel’s normal expense reimbursement policies, for the payments he makes for COBRA coverage for the remainder of the Carson Employment Term. If Actel undergoes a Carson Change of Control (as defined below) during the Carson Employment Term and Actel or the successor corporation terminates Mr. Carson’s employment with Actel or successor corporation for other than Carson Cause, death, or disability, then Mr. Carson will be entitled to the same severance benefits described above, except that the treatment of his equity awards will be governed by his management continuity agreement. For purposes of the Carson Employment Agreement:

•

“Carson Cause” is defined as (i) an act of dishonesty made by Mr. Carson in connection his responsibilities as an employee, (ii) his conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement, or any other act of moral turpitude, (iii) his gross misconduct, (iv) his unauthorized use or disclosure of any proprietary information or trade secrets of Actel or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with Actel; (v) his willful breach of any obligations under any written agreement or covenant with Actel; or (vi) his continued failure to perform his employment duties after Mr. Carson has received a written demand of performance from Actel.

•

“Carson Change of Control” is defined as (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of Actel representing 50% or more of the total voting power represented by Actel’s then outstanding voting securities; or (ii) a change in the composition of the Actel Board occurring within a two-year period, as a result of which fewer than a majority of the directors are incumbent directors; or (iii) the date of the consummation of a merger or consolidation of Actel with any other corporation that has been approved by the shareholders of Actel, other than a merger or consolidation which would result in the voting securities of Actel outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of Actel or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of Actel approve a plan of complete liquidation of Actel; or (iv) the date of the consummation of the sale or disposition by Actel of all or substantially all Actel’s assets.

Potential Payments upon Termination or Change of Control

Except as described above, our named executive officers do not have employment contracts and are not entitled to receive severance pay or other benefits if we decide to terminate his or her employment in the absence of a change of control.

We have adopted two plans that could provide benefits to our named executive officers in the event of a change of control. For the purposes of the plans, a change of control is defined as (i) the acquisition by any person of beneficial ownership of more than 30% of the combined voting power of our outstanding securities; (ii) a change in a majority of the Actel Board within a two-year period; (iii) our merger or consolidation with any other corporation that has been approved by our shareholders (the definition for purposes of the Employee Retention Plan excludes a merger or consolidation that would result in our voting securities outstanding immediately prior the merger or consolidation continuing to represent at least 50% of the total voting power of the surviving entity outstanding immediately after such merger or consolidation); or (iv) approval by our shareholders of a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets.

Our Employee Retention Plan provides that all employees who hold unvested equity awards as of the date of any change of control are entitled to receive, upon remaining in our employ for six months following the date of such change of control (or upon an earlier termination of employment other than for cause), an amount equal to one-third of the aggregate “spread” on their unvested equity awards as of the date of such change of control. “Spread” is defined as the difference between the change of control price and the exercise price of the equity award (if any). Payment may be made in cash, cash, common stock of Actel or the acquirer, or a combination of cash and common stock. Such payment is in addition to any value realized by the employee upon exercise of any such unvested awards.

Our Management Continuity Agreements provide that an executive’s equity awards outstanding at the time of a change of control become fully vested if the executive dies or in the event of an involuntary termination of the executive’s employment other than for cause following the change of control.

The following table shows the amounts each of our Named Executive Officers could receive upon a change in control under our Employee Retention Plan and their respective Management Continuity Agreements, assuming that the change of control took place on January 3, 2010, the last day of our 2009 fiscal year:

Name	Benefit	Employee Retention Plan(1)	Management Continuity Agreement(2)
Maurice E. Carson	Retention payment	$78,400	$—
	Acceleration of SARs		235,200
	Acceleration of RSUs		—
John C. East	Retention payment	146,575	—
	Acceleration of stock options/SARs		39,000
	Acceleration of RSUs		400,725
Esmat Z. Hamdy	Retention payment	55,361	—
	Acceleration of stock options/SARs		13,500
	Acceleration of RSUs		152,583
Jay A. Legenhausen	Retention payment	64,723	—
	Acceleration of stock options/SARs		83,200
	Acceleration of RSUs		110,970
Fares N. Mubarak	Retention payment	59,627	—
	Acceleration of stock options/SARs		26,300
	Acceleration of RSUs		152,583

(1)	Retention payments are earned by employees who remain employed for six months following a change in control or upon earlier termination of employment other than for Cause (see Note (3) below) and who hold unvested equity awards on the date of the change of control. The amounts shown are equal to one third of the sum of (x) the aggregate fair market value of any unvested RSUs held on January 3, 2010, and (y) the difference between $12.33, the closing price of a share of Actel common stock on December 31, 2009 (the last business day before the assumed change of control date), and the option or SAR exercise price for each unvested stock option or SAR held on January 3, 2010, multiplied by the number of shares subject to such options and SARs.
(2)	If an executive officer dies or his employment is involuntarily terminated (see Note (4) below), other than for Cause (see Note (5) below) following a change in control, his equity awards accelerate and become fully vested. The amounts shown for acceleration of stock options and SARs are based upon the difference between $12.73, the closing price of a share of Actel common stock on December 31, 2009 (the last business day before the assumed change of control date), and the option exercise price for all unvested stock options held on such date, multiplied by the number of shares subject to such options. The Named Executive Officer may exercise such options and SARs for a period of twelve months following termination but in no event later than the expiration of the term of the option or SAR. The amounts shown for RSUs are based upon the product obtained by multiplying the number of RSUs vesting by $12.33, the closing price of a share of Actel common stock on December 31, 2009 (the last business day before the assumed change of control date).
(3)	“Cause” is defined under the Employee Retention Plan as (i) any act of personal dishonesty taken by the participant in connection with his or her responsibilities as an employee and intended to result in substantial personal enrichment of the participant, (ii) the conviction of a felony, (iii) a willful act by the participant which constitutes gross misconduct and which is injurious to the Company, and (iv) continued and substantial violation by the participant of the participant’s employment duties which are demonstrably willful and deliberate on the participant’s part after there has been delivered to the participant a written demand for performance from the Company which specifically sets forth the factual basis for the Company’s belief that the participant has not substantially performed his or her duties.
(4)

“Involuntary Termination” is defined under the Management Continuity Agreement as (i) without the employee’s express written consent, a significant reduction in the employee’s duties, authority or responsibilities, relative to the employee’s duties, authority or responsibilities as in effect immediately prior to such reduction, or the assignment to employee of such reduced duties, authority or responsibilities; (ii) without the employee’s express written consent, a substantial reduction, without good business reasons, in the facilities and perquisites (including office space and location) available to the employee immediately prior to such reduction; (iii) a reduction by the Company in the base salary of the employee as in effect immediately prior to such reduction; (iv) a material reduction by the Company in the kind or level of employee benefits, including bonuses, to which the employee was entitled immediately prior to such reduction with the result that the employee’s overall benefits package is significantly reduced; (v) the relocation of the employee to a facility or a location more than thirty (30) miles from the employee’s then present location, without the employee’s express written consent; (vi) any purported termination of the employee by the Company which is not effected for Disability or for Cause, or any purported termination for which the grounds relied upon are not valid; (vii) the failure of the Company to obtain the assumption of this agreement by any successors contemplated in a change of control; or (viii) any act or set of facts or circumstances which would, under California case law or statute, constitute a constructive termination of the employee.

(5)	“Cause” is defined under the Management Continuity Agreements as (i) any act of personal dishonesty taken by the employee in connection with his responsibilities as an employee and intended to result in substantial personal enrichment of the employee, (ii) the conviction of a felony, (iii) a willful act by the employee which constitutes gross misconduct and which is injurious to the Company, and (iv) following delivery to the employee of a written demand for performance from the Company which describes the basis for the Company’s belief that the employee has not substantially performed his duties, continued violations by the employee of the employee’s obligations to the Company which are demonstrably willful and deliberate on the employee’s part.

DIRECTOR COMPENSATION

The following table sets forth information concerning compensation paid or accrued for services rendered to Actel in all capacities by the members of the Actel Board (other than Mr. East, who receives no separate compensation for his services as a director) for the fiscal year ended January 3, 2010:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards(1)($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James R. Fiebiger(2)	45,750	—	59,625	—	—	—	$105,375
Jacob S. Jacobsson(2)	38,250	—	59,625	—	—	—	97,875
Patrick W. Little(2)	29,250	—	59,625	—	—	—	88,875
J. Daniel McCranie(2)	45,000	—	59,625	—	—	—	104,625
Gavin Molinelli(2)	8,750	—	59,000	—	—	—	67,750
Jeffrey C. Smith(2)	39,500	—	59,000	—	—	—	98,500
Robert G. Spencer(2)	54,750	—	59,625	—	—	—	114,375
Eric J. Zahler(2)	42,500	—	59,000	—	—	—	101,500

(1)	The amounts shown do not reflect compensation actually received. Instead, the amounts shown are the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used to calculate the aggregate grant date fair value of the stock option and stock awards are set forth in Note 1 to Consolidated Financial Statements included in Actel’s Annual Report on Form 10-K for the year ended January 3, 2010.
(2)	The aggregate number of shares subject to stock awards and Company Common Stock Options outstanding at January 3, 2010, for each director is as follows:

Name	Aggregate Number of Stock Awards Outstanding as Jan. 3, 2009 (#)	Aggregate Number of Option Awards Outstanding as Jan. 3, 2009 (#)(1)
James R. Fiebiger	—	105,000
Patrick W. Little	—	12,500
Jacob S. Jacobsson	—	95,000
Gavin Molinelli	—	—
Jeffrey C. Smith	—	12,500
J. Daniel McCranie	—	87,500
Robert G. Spencer	—	95,000
Eric J. Zahler	—	12,500

Explanation of Director Compensation

As compensation for their services since the 2009 Annual Meeting of Shareholders, directors who are not employees have received quarterly a retainer of $8,750. In addition, the Audit Committee Financial Expert and Chairman has received quarterly a retainer of $6,250, and each other member of the Audit Committee has received quarterly a retainer of $2,500; the Chairman of the Compensation Committee has received quarterly a retainer of $3,000, and each other member of the Compensation Committee has received quarterly a retainer of $2,000; the Chairman of the Nominating Committee has received quarterly a retainer of $2,000, and each other member of the Nominating Committee has received quarterly a retainer of $1,000; and the lead director has received quarterly a retainer of $5,000.

Our 2003 Directors’ Stock Option Plan (the “Director Plan”) provides for the grant of nonstatutory Company Common Stock Options to nonemployee directors. Under the Director Plan, each eligible director is granted an initial option to purchase 12,500 shares of Common Stock on the date on which such person first becomes an eligible director and an additional option to purchase 12,500 shares on each subsequent date that such person is elected as a director at an annual meeting of our shareholders (provided that the director has then served on the Actel Board for at least six months). The exercise price is the closing sales price of Common Stock quoted on the NASDAQ Global Market on the date of grant. All options become exercisable on the date of the next annual meeting of shareholders (provided that the director has then served on the Actel Board for at least six months), subject to the optionee remaining a director until that annual meeting. Vested options are exercisable for four years after the date an optionee ceases to serve as a director, provided that no option may be exercised after its expiration date (which is ten years from the date of grant).

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our Common Stock as of September 30, 2010, by each shareholder known by us to beneficially own more than 5% of our outstanding shares of Common Stock; each of our directors; each of the named executive officers named in the “Summary Compensation Table”; and all of our directors and executive officers as a group.

The information on beneficial ownership in the table and the footnotes is based upon our records and the most recent Schedule 13D or 13G filed by each such person or entity and information supplied to us by such person or entity. Unless otherwise noted, the shareholders named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, subject to applicable common property laws.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	(1)Percent of Class
5% or Greater Shareholders:
Common Stock	Artisan Partners Limited Partnership 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202	2,841,600(2)	11.0%
Common Stock	BlackRock Inc. 40 East 52nd Street New York, NY 10022	2,661,214(3)	10.3%
Common Stock	Ramius LLC 599 Lexington Ave., 20th Floor New York, NY 10022	2,423,665(4)	9.4%
Common Stock	NWQ Investment Management Company, LLC 2049 Century Park East, 16th Floor Los Angeles, CA 90067	1,929,415(5)	7.4%
Common Stock	Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401	1,770,907(6)	6.8%
Common Stock	Renaissance Technologies LLC 800 Third Avenue New York, NY 10022	1,464,900(7)	5.7%

Current Directors, Nominees, and Named Executive Officers:
Common Stock	Maurice E. Carson	36,133(8)	*(9)
Common Stock	John C. East	1,044,784(8)	3.9%(9)
Common Stock	James R. Fiebiger	105,500(8)	*(9)
Common Stock	Esmat Z. Hamdy	232,162(8)	*(9)
Common Stock	Jacob S. Jacobsson	90,000(8)	*(9)
Common Stock	Jay A. Legenhausen	123,628(8)	*(9)
Common Stock	Patrick W. Little	12,500(8)	*(9)
Common Stock	J. Daniel McCranie	87,500(8)	*(9)
Common Stock	Fares N. Mubarak	234,026(8)	*(9)
Common Stock	Jeffrey C. Smith	2,436,165(8)	*(10)
Common Stock	Robert G. Spencer	97,666(8)	*(9)
Common Stock	Eric J. Zahler	14,500(8)	*(9)
Common Stock	All current Directors and Executive Officers as a group (15 persons)	4,935,096(8)	17.5%(9)

*	Less than 1%.
(1)	Calculated as a percentage of shares of Common Stock outstanding as of September 30, 2010.
(2)	As reported by the beneficial owner as of December 31, 2009, in a Schedule 13G (Amendment No. 3) filed with the SEC on February 11, 2010. The reporting person, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, has shared power to vote 2,599,1001 shares of Actel Common Stock and shared power to dispose of all of the shares of Actel Common Stock reported, which were acquired on behalf of discretionary clients of the reporting person. Persons other than the reporting person are entitled to receive all dividends from, and proceeds from the sale of, the shares reported and none of those persons, to the knowledge of the reporting person, have an economic interest in more than 5% of the class.
(3)	As reported by the beneficial owner as of April 30, 2010, in a Schedule 13G (Amendment No. 1) filed with the SEC on May 10, 2010. The reporting person, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, has sole power to vote and dispose of, or to direct the voting or disposition of, all shares of Actel Common Stock reported. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Actel Common Stock reported and no one person’s interest in shares of Actel Common Stock reported is more than five percent of the total outstanding common shares.
(4)	As reported by the beneficial owner as of March 16, 2010, in a Schedule 13D (Amendment No. 5) filed with the SEC on March 17, 2010. Ramius LLC, a Delaware limited liability company (“Ramius”), serves as the sole member of each of RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), and Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”); C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), serves as managing member of RCG Holdings, a Delaware limited liability company (“RCG Holdings”); RCG Holdings is a significant shareholder of Cowen Group, Inc., a Delaware corporation (“Cowen”); Cowen is the sole member of Ramius. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon each serves as one of the managing members of C4S; Ramius RCG Starboard Advisors serves as the investment manager of Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”); Ramius Advisors serves as the investment advisor of Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), and RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”); and RCG PB is the sole shareholder of Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”). Value and Opportunity Master Fund has sole power to vote and dispose of, or to direct the voting or disposition of, 1,179,667 shares of Actel Common Stock; Navigation Master Fund has sole power to vote and dispose of, or to direct the voting or disposition of, 609,839 shares of Actel Common Stock; Enterprise Master Fund has sole power to vote and dispose of, or to direct the voting or disposition of, 300,483 shares of Actel Common Stock; and RCG PB has sole power to vote and dispose of, or to direct the voting or disposition of, 333,676 shares of Actel Common Stock reported. The aggregate purchase cost of the 2,423,665 shares of Actel Common Stock beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB, and Enterprise Master Fund is approximately $26,357,000, excluding brokerage commissions.
(5)	As reported by the beneficial owner as of December 31, 2009, in a Schedule 13G filed with the SEC on February 12, 2010. The reporting person, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, has sole power to vote or to direct the voting of 1,520,065 of the shares Actel Common Stock reported, and sole power to dispose or to direct the disposition of all shares of Actel Common Stock reported. The shares Actel Common Stock reported are beneficially owned by clients that include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.
(6)	As reported by the beneficial owner as of December 31, 2008, in a Schedule 13G (Amendment No. 4) filed with the SEC on February 08, 2010. The reporting person, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts, and accounts are the “Funds.” In its role as investment advisor or manager, the reporting person possesses investment and/or voting power over the securities of Actel that are owned by the Funds, and may be deemed to be the beneficial owner of the shares held by the Funds. However, all securities reported in this schedule are owned by the Funds. The reporting person disclaims beneficial ownership of such securities and any admission that the reporting person or any of its affiliates is the beneficial owner of any such securities for any purpose other than reporting purposes under Section 13(d) of the Securities Exchange Act of 1934.
(7)	As reported by the beneficial owner as of December 31, 2009, in a Schedule 13G (Amendment No. 1) filed with the SEC on February 12, 2010. The reporting person, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, has sole power to vote and dispose of, or to direct the voting or disposition of, all shares of Actel Common Stock reported. Certain funds and accounts managed by the reporting person have the right to receive dividends and proceeds from the sale of the shares of Actel Common Stock reported.
(8)	Includes shares issuable under Company Common Stock Options or Company SARs that are exercisable within 60 days after September 30, 2010.
(9)	Calculated as a percentage of shares of Common Stock outstanding as of September 30, 2010. For each named person, Common Stock that the person has the right to acquire either currently or within 60 days after September 30, 2010, including through the exercise of an option or SAR, is included in the shares beneficially owned by that person and in the total number of shares of Common Stock outstanding; however, such Common Stock is not deemed outstanding for the purpose of computing the percentage owned by any other person.
(10)	Mr. Smith, a Partner of Ramius, does not directly own any shares of Common Stock. As a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, Mr. Smith be deemed to be a beneficial owner of the (i) 1,179,667 shares owned by Value and Opportunity Master Fund, (ii) 609,839 shares owned by Navigation Master Fund, (iii) 300,483 shares owned by Enterprise Master Fund and (iv) 333,676 shares owned by RCG PB.

Compensation Committee Interlocks and Insider Participation

During the 2009 fiscal year, no member of the Compensation Committee was an officer or employee or former officer or employee of Actel or any of its subsidiaries. No member of the Compensation Committee or executive officer of Actel served as a member of the Actel Board or Compensation Committee of any entity that has an executive officer serving as a member of the Actel Board or Compensation Committee. Finally, no member of the Compensation Committee had any other relationship requiring disclosure.

Equity Compensation Plan Information

The following table summarizes as of January 3, 2010, the number of securities to be issued upon the exercise of outstanding derivative securities (options, warrants, and rights); the weighted-average exercise price of the outstanding derivative securities; and the number of securities remaining available for future issuance under our equity compensation plans:

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights		B Weighted Average Exercise Price of Outstanding Options, Warrants and Rights		C Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Security Holders(1)	6,240,379		$15.34	(2)	1,274,274	(3)
Equity Compensation Plans Not Approved by Security Holders	296,977		$18.68		2,928,377	(4)
Total	6,537,356	(1)	$15.50	(2)	4,202,651

(1)	Includes information for options assumed in connection with mergers and acquisitions. As of January 3, 2010, a total of 12,312 shares of Common Stock with a weighted-average exercise price of $17.35 were issuable upon exercise of such outstanding options.
(2)	Weighted average price calculation excludes 307,912 RSU awards, which have no exercise price.
(3)	Consists of 848,198 shares available for issuance under our Amended and Restated 1986 Equity Incentive Plan (“Equity Plan”), 137,500 shares available for issuance under our 2003 Director Stock Option Plan, and 288,576 shares available for issuance under our Amended and Restated 1993 Employee Stock Purchase Plan. The Equity Plan provides that the aggregate number of shares that may be sold under the Plan is increased annually on the first day of each fiscal year by such amount as is necessary to make the total number of shares available for grant under the Equity Plan equal to 5% of Actel Common Stock issued and outstanding at the close of business on the last day of the immediately preceding fiscal year.
(4)	Consists of options granted and available for issuance under our 1995 Employee and Consultant Stock Plan.

Summary of 1995 Employee and Consultant Stock Plan

The 1995 Employee and Consultant Stock Plan (“1995 Plan”) was adopted by the Actel Board on March 6, 1995. The purposes of the 1995 Plan are to attract and retain the best available personnel for employee and consultant positions, to provide additional incentive to such persons, and to thereby promote the success of our business. Options granted under the 1995 Plan are nonstatutory Company Common Stock Options. The 1995 Plan is not a qualified deferred compensation plan under Section 401(a) of the Code nor is it subject to ERISA.

Administration; Eligibility; Terms of Options; Exercise of Options

The 1995 Plan is administered by the Administrator. Options under the 1995 Plan may be granted as the Administrator determines, in its discretion, only to employees or consultants who are not directors or officers. Each option granted under the 1995 Plan is subject to a written stock option agreement. The agreement sets forth the terms and conditions of such grants, including the schedule under which the option becomes exercisable and the exercise price of the option. An option is exercised when the optionee gives written notice specifying the number of full shares of Common Stock to be purchased and tenders payment of the purchase price. Funds received by us upon exercise of an option are used for general corporate purposes.

Termination of Status as Employee or Consultant

If the optionee’s status as an employee or consultant terminates for any reason (other than as a result of death), the optionee may, within the period of time set forth in the stock option agreement, exercise any option granted under the 1995 Plan, but only to the extent such option was exercisable on the date of such termination. To the extent that the option is not exercised within such period, the option terminates. If the optionee’s status as an employee or consultant terminates as a result of death, the optionee’s legal representative may exercise the entire option at any time within 12 months following the date of death. To the extent that the option is not exercised within such 12-month period, the option terminates. An option is not transferable by the optionee, other than by will or the laws of descent and distribution, and is exercisable during the optionee’s lifetime only by the optionee.

Adjustments; Dissolution; Mergers and Asset Sales

In the event any change, such as a stock split or dividend, is made in our capitalization that results in an increase or decrease in the number of outstanding shares of our Common Stock without receipt of consideration, an appropriate adjustment shall be made in the number of shares under the 1995 Plan and the price per share covered by each outstanding option. In the event of a dissolution or liquidation, all outstanding options will terminate immediately prior to the consummation of such action. In the event of a merger with or into another corporation or a sale of all or substantially all of our assets, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. If the successor corporation refuses to assume such options or to substitute equivalent options, each outstanding option shall become fully vested and exercisable.

Amendment and Termination

The Actel Board may amend or terminate the 1995 Plan at any time, but any such action shall not adversely affect any stock option then outstanding under the 1995 Plan without the consent of the holder of the option. The 1995 Plan will terminate on July 19, 2012, unless earlier terminated as described above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange requires our directors, executive officers, and persons who beneficially own more than 10 percent of our Common Stock to file with the SEC reports of ownership regarding the Common Stock and other Actel equity securities. These persons are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on a review of copies of the Section 16(a) reports received during the period from January 4, 2009, until January 3, 2010, and written representations from each of our directors and executive officers, all of our directors and executive officers complied with the applicable Section 16(a) filing requirements, except that the reports for directors Fiebiger, McCranie, Jacobsson, and Spencer with respect to options granted automatically under our 2003 Director Stock Option Plan on June 5, 2009, were filed two days late due to administrative error.

Director Candidates and Board Diversity

The policy of the Nominating Committee is to consider recommended nominees for the Actel Board from shareholders holding no less than one percent of our Common Stock continuously for at least 12 months prior to the date of the submission of the recommendation. Shareholder recommendations for candidates to the Actel Board must be directed in writing to Actel Corporation, Corporate Secretary, 2061 Stierlin Ct., Mountain View,

CA 94043, and received not less than sixty (60) nor more than ninety (90) calendar days in advance of the anniversary of the date our proxy statement was released to shareholders in connection with the previous year’s Annual Meeting of Shareholders.

Shareholder recommendations must include the candidate’s name, age, business address, and residence address; the candidate’s principal occupation or employment; the class and number of shares of Actel that are beneficially owned by such candidate; detailed biographical data and qualifications and information regarding any relationships between the candidate and Actel within the last three years; and any other information relating to such candidate that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, under the Exchange Act. A shareholder’s recommendation to the Secretary must also set forth the name and address, as they appear on Actel’s books, of the shareholder making such recommendation; the class and number of shares of Actel that are beneficially owned by the shareholder and the date such shares were acquired by the shareholder; any material interest of the shareholder in such recommendation; a description of all arrangements or understandings between the shareholder making such recommendation and the candidate and any other person or persons (naming such person or persons) pursuant to which the recommendation is made by the shareholder; a statement from the recommending shareholder in support of the candidate, references for the candidate, and the candidate’s written consent to being named as a nominee and willingness to serve, if elected; and any other information that is required to be provided by the shareholder under the Exchange Act as a proponent of a shareholder proposal.

In its evaluation of director candidates, including the members of the Actel Board eligible for re-election, the Nominating Committee considers all factors it considers appropriate, including judgment, independence, character and integrity, age, area of expertise, diversity of experience, length of service, and potential conflicts of interest, as well as the then-current size and composition of the Actel Board and the needs of the Actel Board and its committees. The Nominating Committee requires the following minimum qualifications to be satisfied by any nominee for a position on the Actel Board: the highest personal and professional ethics and integrity; proven achievement and competence in the nominee’s field and the ability to exercise sound business judgment; skills that are complementary to those of the existing Board; the ability to assist and support management and make significant contributions to Actel’s success; and an understanding of the fiduciary responsibilities that is required of a member of the Actel Board and the commitment of time and energy necessary to diligently carry out those responsibilities.

The Actel Board does not have a formal policy requiring the Nominating and Governance Committee to consider the diversity of directors in its nomination process. However, as indicated above, the Nominating and Governance Committee seeks to have a slate of candidates for election that has diversity of experience. In addition, the Nominating and Governance Committee considers the diversity of the Actel Board in terms of race, gender, and national origin, as well as in terms of education, expertise, and skills, as factors in the nominating process, but the Nominating and Corporate Governance Committee does not assign specific weights to any particular factors and no particular factor is necessarily applicable to all prospective nominees.

Annex II

GOLDMAN, SACHS & CO. OPINION

PERSONAL AND CONFIDENTIAL

October 2, 2010

Board of Directors

Actel Corporation

2061 Stierlin Court

Mountain View, CA 94043-4655

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Microsemi Corporation (“Microsemi”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Actel Corporation (the “Company”) of the $20.88 per Share in cash proposed to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of October 2, 2010 (the “Agreement”), by and among Microsemi, Artful Acquisition Corp., a wholly owned subsidiary of Microsemi (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $20.88 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Acquisition Sub or held in treasury by the Company and Dissenting Company Shares (as defined in the Agreement)) will be converted into the right to be paid $20.88 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Microsemi, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We may also in the future provide investment banking services to the Company, Microsemi and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 3, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent

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Board of Directors

Actel Corporation

October 2, 2010

Page Two

business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $20.88 per Share in cash to be paid to the holders (other than Microsemi and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $20.88 per Share in cash to be paid to the holders (other than Microsemi and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Microsemi or the ability of the Company or Microsemi to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $20.88 per Share in cash to be paid to the holders (other than Microsemi and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co.
(GOLDMAN, SACHS & CO.)

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Annex III

CALIFORNIA GENERAL CORPORATION LAW

CHAPTER 13

DISSENTER’S RIGHTS

(SECTIONS 1300-1313)

§ 1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

§1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price

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determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§1302. Submission of share certificates for endorsement; uncertificated securities

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation. (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval

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by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§1306. Prevention of immediate payment; status as creditors; interest

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§1307. Dividends on dissenting shares

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

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§1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§1309. Termination of dissenting share and shareholder status

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

§1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders’ approval

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§1311. Exempt shares

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not

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apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

§1313. Conversions deemed to constitute a reorganization; application of chapter

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

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INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated October 4, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(1)(D)	Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(2)(A)	Letter to shareholders of Actel Corporation dated October 4, 2010*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Press release issued by Microsemi Corporation on October 4, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Actel Corporation on October 4, 2010)

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on October 4, 2000 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by Artful Acquisition Corp. and Microsemi Corporation on October 4, 2010)

(a)(5)(C)	Opinion of Goldman, Sachs & Co. dated October 2, 2010 (attached hereto as Annex II)*

(e)(1)	Agreement and Plan of Merger dated October 2, 2010, by and among Actel Corporation, Artful Acquisition Corp. and Microsemi Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Actel Corporation on October 4, 2010)

(e)(2)	Tender and Support Agreement dated October 2, 2010, by and among Artful Acquisition Corp., Microsemi Corporation and certain shareholders of Actel Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Actel Corporation on October 4, 2010)

(e)(3)	Mutual Non-Disclosure Agreement dated April 15, 2010, by and between Actel Corporation and Microsemi Corporation*

(e)(4)	Exclusivity Agreement dated September 15, 2010, by and between Actel Corporation and Microsemi Corporation*

(e)(5)	Restated Articles of Incorporation of Actel Corporation (incorporated by reference to Exhibit 3.1 to Actel Corporation’s Annual Report on Form 10-K for the fiscal year ended January 5, 2003)

(e)(6)	Amended and Restated Bylaws of Actel Corporation (incorporated by reference to Exhibit 3.1 to Actel Corporation’s Current Report on Form 8-K filed with the SEC on July 29, 2010)

Exhibit Number	Description
(e)(7)	Certificate of Amendment to Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Actel Corporation (incorporated by reference to Exhibit 3.3 to Actel Corporation’s Registration Statement on Form 8-A filed with the SEC on October 24, 2003)

(e)(8)	Preferred Stock Rights Agreement dated October 17, 2003, by and between Actel Corporation and Wells Fargo Bank, N.A., including the Certificate of Amendment of Certificate to Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference to Exhibit 4.1 to Actel Corporation’s Registration Statement on Form 8-A filed with the SEC on October 24, 2003)

(e)(9)	First Amendment to Preferred Stock Rights Agreement dated October 2, 2010, by and between Actel Corporation and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Actel Corporation on October 4, 2010)

(e)(10)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.1 to Actel Corporation’s Registration Statement on Form S-1 declared effective on August 2, 1993)

(e)(11)	Amended and Restated 1986 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Actel Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005)

(e)(12)	2003 Director Stock Option Plan (incorporated by reference to Exhibit 4.4 to Actel Corporation’s Registration Statement on Form S-8 declared effective on January 26, 2004)

(e)(13)	Amended and Restated 1993 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Actel Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005)

(e)(14)	1995 Employee and Consultant Stock Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to Actel Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 7, 2002)

(e)(15)	Amended and Restated Employee Retention Plan (incorporated by reference to Exhibit 10.6 to Actel Corporation’s Current Report on Form 8-K filed with the SEC on December 5, 2005)

(e)(16)	Deferred Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.7 to Actel Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000)

(e)(17)	2010 Key Employee Incentive Plan: Executive (incorporated by reference to Exhibit 3.1 to Actel Corporation’s Current Report on Form 8-K filed with the SEC on July 29, 2010)

(e)(18)	Employment Agreement dated August 17, 2009, by and between Actel Corporation and Maurice E. Carson (incorporated by reference to Exhibit 10.1 to Actel Corporation’s Current Report on Form 8-K filed with the SEC on August 14, 2009)

(e)(19)	Transition Agreement dated February 2, 2010, by and between Actel Corporation and John C. East (incorporated by reference to Exhibit 10.1 to Actel Corporation’s Current Report on Form 8-K filed with the SEC on February 4, 2010)

(g)	Not applicable

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder*

Annex II	Opinion of Goldman, Sachs & Co. dated October 2, 2010*

Annex III	Chapter 13 of the California General Corporation Law*

*	Filed herewith.